






warner | music | group

# Warner Music Group

## Annual Report 2009

NYSE: WMG
www.wmg.com

**A Message from Chairman & CEO Edgar Bronfman, Jr.**

Dear Fellow Shareholders:

In 2009, WMG achieved another year of strong progress towards the goals of our long-term growth strategy.

Achieving those goals requires solid performance in our core businesses as we lead the industry's transition to digital formats and platforms and diversify our revenue streams into new growth areas. It also requires that we remain focused on continued cost containment and enhanced financial flexibility while delivering effective returns on our A&R investments.

I am proud of our performance against these objectives in 2009.

As expected, 2009 wasn't easy. The recorded music industry's challenging transition continued as the broader economy experienced unprecedented upheaval. Yet even in these circumstances, our revenue only eroded modestly – a significant achievement in this tumultuous environment.

Reflecting on 2009, we made important progress in several key areas.

## Managing Our Balance Sheet, Cash Flow and Costs

As the recorded music business undergoes fundamental changes, if we are to seize future opportunities we must shift resources from physical sales channels to digital distribution channels and other new revenue streams. Given the state of the economy, these efforts require continued cost controls and careful use of cash.

To enhance our financial flexibility and reduce our leverage, we successfully recapitalized our balance sheet in May 2009. We retired our $1.4 billion senior secured credit facility by using the proceeds from our $1.1 billion bond offering together with $335 million in cash from our balance sheet. This transaction pushed out our earliest debt maturities to 2014 and eliminated financial maintenance tests from our debt covenants.

Our strong free cash flow, our ability to build cash balances and our focus on cost management provide us with the ability not only to weather this economic and secular transition, but also to prepare ourselves for revenue growth. We ended the year with a cash balance of $384 million. Our net debt fell to $1.56 billion as of September 30, 2009, as compared to $1.85 billion for the prior year.

## Strengthening Our Music Publishing Business

Another key priority this year has been strengthening one of WMG's greatest assets – Warner/ Chappell, the world's third-largest music publishing company. Like the recorded music business, the music publishing business is characterized by strong OIBDA-to-free cash flow conversion, favorable working capital dynamics and low capital expenditure requirements. However, the music publishing business currently enjoys far more diversified revenue streams than the recorded music business.

This year, we continued to build out Warner/Chappell's library of musical compositions, actively investing in talented songwriters and in catalog acquisitions. We also worked hard to expand Warner/Chappell's digital presence. So far, we have seen consistently strong returns from these efforts. In fiscal year 2009, though our Music Publishing revenue fell on an as reported basis, it grew on a constant-currency basis and OIBDA was largely flat, driving a two percentage point OIBDA margin expansion.

Warner/Chappell continues to press ahead in concluding agreements with collection societies to further its innovative Pan-European Digital Licensing (PEDL) initiative. PEDL is designed to facilitate the pan-European licensing of musical compositions for digital music services throughout Europe. To date, collection societies in the U.K., Germany, France, Sweden, Spain, Belgium and The Netherlands have joined PEDL.

**Augmenting Our Digital Leadership**

The future of the music industry is increasingly digital. We embraced that notion early on and have staked out a position of industry leadership by supporting innovative digital business models. In fiscal year 2009, we grew digital revenue by 10% to $703 million (or 22% of total revenue), and in our U.S. recorded music business, digital revenue represented 36% of total U.S. recorded music revenue.

While our recorded music business remains on a multi-year transformational path, we are already seeing signs of what it means to cross the digital divide. Atlantic Records turned in a stellar digital performance in fiscal year 2009 by posting digital sales revenue in excess of 50% of its U.S. physical and digital sales revenue. In part because of this, Atlantic was able to grow both revenue and margins in fiscal year 2009 despite a very challenging recorded music market. We are also proud that for the second calendar year in a row, Atlantic Records was the number one label in the U.S. based on SoundScan total album share.

To make a few observations about the digital environment based upon our experiences in fiscal year 2009:

- The introduction of variable pricing for single-track downloads on iTunes has been a net positive for our top-line digital revenue. Additionally, the momentum in iPhone sales continues to contribute to a growing global footprint for us to generate over-the-air download revenue through iTunes.

- We remain optimistic about access models – models that typically bundle the purchase of a mobile device with access to music – as a driver of digital revenue, though they may take time to gain meaningful traction.
- We continue to pursue opportunities to generate increased value from our music videos. We reached a new and expanded agreement with YouTube, which has brought our music videos back to this important service. We have established a platform on YouTube that provides us with greater monetization opportunities with premium brand advertisers and drives commerce through links to artist websites.

**Broadening Our Artist Partnerships**

WMG advanced the diversification of our recorded music revenue streams this year by continuing to enter more expanded-rights deals with new recording artists and by building our worldwide artist services business.

This gives us a greater presence in growing areas of the music business such as touring, fan clubs, concert promotion, merchandising and sponsorship. Today, the vast majority of the agreements we enter with new recording artists are expanded-rights deals. We currently have expanded-rights deals with about half of our active global recorded music roster – a very significant achievement, particularly because we began this strategy less than five years ago.

In fiscal year 2009, non-traditional recorded music revenue accounted for nearly 10% of our total revenue. We believe that non-traditional recorded music revenue will meaningfully contribute to recorded music revenue growth over time.

**Sustaining Our A&R Success**

As with our music publishing business, the heart of our recorded music business remains A&R, marketing and promotion. As a result of our focused investments in these areas, we continue to discover and develop successful recording artists. In 2009, we once again delivered strong market share performance, even in the face of a very competitive industry release slate. We reached a 21% U.S. track-equivalent album share this fiscal year, gaining a quarter of a percentage point according to SoundScan.

The breadth of our recorded music business was evident in fiscal year 2009, with success from a wide range of artists including: Ayaka, Christophe Maé, Enya, Green Day, Kobukuro, Madonna, Muse, Nickelback, Peter Fox, Seal, T.I. and Zac Brown Band.

**Gaining On The Public Policy Front**

Looking ahead, we are gratified to see some real traction on two critical public policy issues that directly affect the music industry.

First, the Performance Rights Act has now successfully passed both the House and Senate Judiciary Committees for the first time in history. This legislation, which was introduced in Congress in 2009, would require terrestrial radio broadcasters to pay for their use of sound recordings. Although satellite radio, cable radio and Internet radio operators are required to pay record companies and recording artists for the use of sound recordings, terrestrial radio operators in the U.S. have always enjoyed an exemption under copyright law. We are working with the musicFIRST coalition, an alliance of artists and creators who are trying to correct this decades-old inequity.

Second, there has been real progress on the issue of ISPs taking responsibility for illegal content flowing over their networks. This issue is a core policy objective for content businesses such as ours. In many countries, most visibly in France and the U.K., governments are enacting or exploring "graduated response" programs to deter such piracy. We believe these actions represent recognition by governments around the world that urgent action is required to reduce digital piracy because of the harm caused to the creative industries.

Looking back at 2009, I am very proud of what we have accomplished, especially against a challenging backdrop. As we head into fiscal year 2010, we continue to manage our business for the long term.

We know that the industry will continue to face the dual challenges of a weak global economy and a recorded music business undergoing a fundamental transition. But, with the combination of focused management and a thoughtful strategy, we intend to limit the impact of these challenges as we continue to reposition the company for future growth.

As always, it is a pleasure to report to you on our progress over the past year and we look forward to a rewarding fiscal year 2010.

Thank you for your continued support.

Edgar Bronfman, Jr.
Chairman and CEO, Warner Music Group Corp.
January 11, 2010

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended September 30, 2009**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission File Number 001-32502**

# Warner Music Group Corp.

**(Exact name of Registrant as specified in its charter)**

| **Delaware** | **13-4271875** |
|---|---|
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **75 Rockefeller Plaza New York, NY** | **10019** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code: (212) 275-2000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Common Stock, $.001 par value** | **New York Stock Exchange** |

**Securities registered pursuant to Section 12(g) of the Act:**

**None**

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if the disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its Corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer ☐ | Accelerated filer ☒ |
| Non-accelerated filer ☐ (Do not check if a smaller reporting company) | Smaller reporting company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒

As of March 31, 2009, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $108,455,771, based on the closing price of the common stock of $2.35 per share on that date as reported on the New York Stock Exchange. Shares of common stock held by the executive officers and directors and our controlling shareholders have been excluded from this calculation because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of November 20, 2009, the number of shares of the Registrant's common stock, par value $0.001 per share, outstanding was 154,590,926.

**DOCUMENTS INCORPORATED BY REFERENCE**

Certain information required by Part III of this report is incorporated by reference from the Registrant's proxy statement to be filed pursuant to Regulation 14A with respect to the Registrant's fiscal 2009 annual meeting of stockholders.

**WARNER MUSIC GROUP CORP.**

**INDEX**


| | | | Page Number |
|---|---|---|---|
| **Part I.** | **Item 1.** | Business | 1 |
| | **Item 1A.** | Risk Factors | 24 |
| | **Item 1B.** | Unresolved Staff Comments | 37 |
| | **Item 2.** | Properties | 37 |
| | **Item 3.** | Legal Proceedings | 37 |
| | **Item 4.** | Submission of Matters to a Vote of Security Holders | 38 |
| **Part II.** | **Item 5.** | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 39 |
| | **Item 6.** | Selected Financial Data | 41 |
| | **Item 7.** | Management's Discussion and Analysis of Financial Condition and Results of Operations | 42 |
| | **Item 7A.** | Quantitative and Qualitative Disclosures About Market Risk | 78 |
| | **Item 8.** | Financial Statements and Supplementary Data | 80 |
| | **Item 9.** | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 131 |
| | **Item 9A.** | Controls and Procedures | 131 |
| | **Item 9B.** | Other Information | 132 |
| **Part III.** | **Item 10.** | Directors and Executive Officers of the Registrant | 133 |
| | **Item 11.** | Executive Compensation | 133 |
| | **Item 12.** | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 133 |
| | **Item 13.** | Certain Relationships and Related Transactions | 133 |
| | **Item 14.** | Principal Accounting Fees and Services | 133 |
| **Part IV.** | **Item 15.** | Exhibits and Financial Statement Schedules | 134 |
| Signatures | | | 140 |

## ITEM 1. BUSINESS

### FORWARD-LOOKING STATEMENTS

*This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management's beliefs and assumptions made by management. Words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We disclaim any duty to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—'Safe Harbor' Statement Under Private Securities Litigation Reform Act of 1995."*

### Our Company

We are one of the world's major music content companies. Our company is composed of two businesses: Recorded Music and Music Publishing. We believe we are the world's third-largest recorded music company and also the world's third-largest music publishing company. We are a global company, generating over half of our revenues in more than 50 countries outside of the U.S. We generated revenues of $3.176 billion during our fiscal year ended September 30, 2009.

Our Recorded Music business produces revenue primarily through the marketing, sale and licensing of recorded music in various physical (such as CDs, LPs and DVDs) and digital (such as downloads and ringtones) formats. We have one of the world's largest and most diverse recorded music catalogs, including 28 of the top 100 best selling albums in the U.S. of all time. Our Recorded Music business has also expanded its participation in image and brand rights associated with artists, including merchandising, sponsorships, touring and artist management. We often refer to these rights as "expanded rights" and to the recording agreements that provide us with participations in such rights as "expanded-rights deals." Prior to corporate expenses and eliminations, our Recorded Music business generated revenues of $2.624 billion during our fiscal year ended September 30, 2009.

Our Music Publishing business owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. We publish music across a broad range of musical styles. We hold rights in over one million copyrights from over 65,000 songwriters and composers. Prior to corporate expenses and eliminations, our Music Publishing business generated revenues of $578 million during our fiscal year ended September 30, 2009.

### Our Business Strengths

We believe the following competitive strengths will enable us to continue to generate stable cash flow through our diverse base of recorded music and music publishing assets:

***Industry-Leading Recording Artists and Songwriters.*** We have been able to consistently attract, develop and retain successful recording artists and songwriters. Our talented artist and repertoire ("A&R") teams are focused on finding and nurturing future successful recording artists and songwriters, as evidenced by our recent recorded music album and music publishing successes. This has enabled us to develop a large and varied catalog of recorded music and music publishing assets that generate stable cash flows. We believe these assets demonstrate our historical success in developing talent and will help to attract future talent in order to enable our continued success.

***Stable, Highly Diversified Revenue Base.*** Our revenue base is derived primarily from relatively stable and recurring sources such as our music publishing library, our catalog of recorded music and new releases from our existing base of established artists. In any given year, only a small percentage of our total revenues depends on artists without an established track record, with any one of these artists typically representing no more than 1% of our revenues. We have built a large and diverse catalog of recordings and compositions that covers a wide breadth of musical styles, including pop, rock, jazz, country, R&B, hip-hop, rap, reggae, Latin, alternative, folk, blues, gospel and other Christian music. We are a significant player in each of our major geographic regions. Expanding our Recorded Music business to participate in expanded rights further diversifies our revenue base. As of the end of fiscal 2009, we have expanded-rights deals in place with about half of our active global Recorded Music roster.

***Flexible Cost Structure With Low Capital Expenditure Requirements.*** We have a highly variable cost structure, with substantial discretionary spending and minimal capital requirements. We spent $27 million in capital expenditures for our fiscal year ended September 30, 2009 and $32 million and $29 million in capital expenditures for our fiscal years ended September 30, 2008 and September 30, 2007, respectively. We continue to seek sensible opportunities to convert fixed costs to variable costs (such as the sale of our CD and DVD manufacturing, packaging and physical distribution operations in 2003) and to enhance our effectiveness, flexibility, structure and performance by reducing and realigning long-term costs. We continue to implement changes to better align our workforce with the changing nature of the music industry by continuing to shift resources from our physical sales channels to efforts focused on digital distribution and emerging technologies and other new revenue streams. In addition, we have outsourced some back-office functions and will continue to look for opportunities to outsource additional back-office functions where it can make us more efficient, increase our capabilities and save costs. Finally, we have contractual flexibility with regard to the timing and amounts of advances paid to existing recording artists and songwriters as well as discretion regarding future investment in new artists and songwriters, which further allow us to respond to changing industry conditions. The vast majority of our contracts cover multiple deliverables, most of which are only deliverable at our option.

***Digital Leadership.*** We derive revenue from different digital business models and products, including digital downloads of single tracks and albums, digital subscription services, interactive webcasting, video streaming and downloads and mobile music, in the form of ringtones, ringback tones, full-track downloads and other products. We have established ourselves as a leader in the music industry's transition to the digital era by expanding our distribution channels, establishing a strong partnership portfolio and developing innovative products and initiatives.

We have focused on expanding the scope and enhancing the structure of our distribution channels, particularly in the global space. We have agreements with carriers that have a combined base of approximately two billion wireless network subscribers. We have entered into content distribution agreements with mobile operators around the world to foster growth in digital music. We are seeking to better align our business models with the business drivers of our partners, creating commercial models that allow us to participate in customer acquisition, retention and lifetime-value creation of the consumer. Examples of this approach are new access-based models which bundle music with services or devices such as TDC's "Play" and Nokia's "Comes With Music."

We have assembled a partnership portfolio with a broad range of online and mobile providers that goes beyond simple wholesale and retail arrangements. This focus on partnership enables us to help bring new entrants into the space and transform the digital music ecosystem. We continue to initiate and sustain strategic relationships with key retailers, operators, technology companies, device manufacturers and next generation digital providers. In December 2007, we started offering our recorded music catalog in the MP3 format to enable more retailers to partner with us to address consumers' hardware platforms of choice. Some of the most important new digital music platforms are the rapidly growing social media communities. Music is a key catalyst that drives much of the sharing and networking activities of this massive audience. We believe that it is very important for us to capitalize on this phenomenon and unlock the social value of music through new business constructs. The MySpace Music joint venture with News Corp. and other music companies, which launched in September 2008, is one expression of this approach.

Finally, we believe that product innovation is crucial. We have focused on producing new music-based digital products for our digitally connected customers. We have integrated the development of innovative digital products and strategies throughout our business and established a culture of product innovation across the company aimed at leveraging our assets to drive creative product development. Through our digital initiatives we have established strong relationships with our customers, developed new products and become a leader in the expanding worldwide digital music business. This has allowed us to continue to increase our digital revenue to 22% of consolidated revenues in fiscal 2009.

***Focus on Innovative A&R.*** We believe our relative size, the strength of our management team, our ability to respond to industry and consumer trends and challenges, our diverse array of genres, our large catalog of hit releases and songs and our valuable music publishing library have and will help us continue to successfully build our roster of recording artists and songwriters. We are constantly looking for new, innovative ways to develop and execute our A&R strategy and to continue to realize significant success in A&R. According to SoundScan data, we reported the highest U.S. album market share growth of all major music companies in total albums sold between calendar 2004 and calendar 2008. It was noted in the trade publication, Music & Copyright, that Warner Music Group became the third-largest Recorded Music business by global market share in 2006, rising from fourth-largest, further evidence of the ongoing success of our A&R strategy.

***Leader in Independent Distribution.*** The combined strength of our U.S. distribution companies, Warner-Elektra-Atlantic Corporation ("WEA Corp."), Ryko Distribution (acquired in May 2006 as part of our acquisition of Ryko Corporation ("Ryko")) and Alternative Distribution Alliance ("ADA"), has established us as the independent music distribution leader in the U.S. In fiscal 2009, we combined Ryko's distribution operations with ADA.

**Our Strategy**

We intend to increase revenues and cash flow through the following business strategies:

***Attract, Develop and Retain Established and Emerging Recording Artists and Songwriters.*** A critical element of our strategy is to find, develop and retain recording artists and songwriters who achieve long-term success, and we intend to enhance the value of our assets by continuing to attract and develop new recording artists and songwriters with staying power and market potential. Our A&R teams seek to sign talented recording artists with strong potential, who will generate a meaningful level of revenues and increase the enduring value of our catalog by continuing to generate sales on an ongoing basis, with little additional marketing expenditure. We also work to identify promising songwriters who will write musical compositions that will augment the lasting value and stability of our music publishing library. We intend to evaluate our recording artist and songwriter rosters continually to ensure we remain focused on developing the most promising and profitable talent and remain committed to maintaining financial discipline in evaluating agreements with artists. We will also continue to evaluate opportunities to add to our catalog or acquire or make investments in companies engaged in businesses that are similar or complementary to ours on a selective basis. Recent acquisitions and investments include Get In Productions, an artist services company in Spain, Camus, a concert promotion company in France, Non-Stop Music, a leading production music library, and Frank Sinatra Enterprises, an entity that administers licenses for use of Frank Sinatra's name and likeness and manages all aspects of his music, film and stage content.

***Maximize the Value of Our Music Assets.*** Our relationships with recording artists and songwriters and our recorded music catalog and our music publishing library are our most valuable assets. We intend to continue to exploit the value of these assets through a variety of distribution channels, formats and products to generate significant cash flow from our music content. We believe that the ability to monetize our music content should improve over time as new distribution channels and the number of formats increase. We will seek to exploit the potential of previously unmonetized content in new channels, formats and product offerings, including premium-priced album bundles, ringtones and full-track video and full-track downloads on mobile phones. For example, we have a large catalog of music videos that we have yet to fully monetize, as well as unexploited album art, lyrics and B-side tracks that have never been released. We will also continue to work with our partners to explore creative approaches and constantly experiment with new deal structures and product offerings to take advantage of new distribution channels.

***Enter into Expanded-Rights Deals to Form Closer Relationships with Recording Artists and Capitalize on the Growth Areas of the Music Industry.*** Since the end of calendar 2005, we have adopted a strategy of entering into expanded-rights deals with new recording artists. We have been very successful in entering into expanded-rights deals. This strategy has allowed us to create closer relationships with our recording artists through our provision of additional artist services and greater financial alignment. This strategy also has allowed us to diversify our recorded music revenue streams in order to capitalize on growth areas of the music industry such as merchandising, fan clubs, sponsorship and touring. We have significant in-house resources through hiring and acquisitions in order to provide additional services to our recording artists and third-party recording artists. Although the aggregate of non-traditional revenues from expanded-rights deals and revenues from our artist services businesses was less than 10% of our total revenue in fiscal 2009, we believe this strategy will contribute to recorded music revenue growth over time.

***Focus on Continued Management of Our Cost Structure.*** We will continue to maintain a disciplined approach to cost management in our business and to pursue additional cost savings. We will also continue to monitor industry conditions to ensure that our business remains aligned with industry trends. For example, subsequent to the acquisition of substantially all of our recorded music and music publishing businesses from Time Warner effective March 1, 2004, we implemented a broad restructuring plan in order to adapt our cost structure to the changing economics of the music industry. The restructuring plan included the consolidation of our Elektra Records and Atlantic Records labels, rationalization of our global network, a reduction of our artist roster by approximately 30% and a reduction in our global workforce by approximately 20%. We completed substantially all of these restructuring efforts in fiscal 2005, implementing approximately $250 million of annualized cost savings. Subsequently, during the second quarter of fiscal 2007, we implemented a realignment plan to more aggressively shift resources from our physical sales channels to efforts focused on digital distribution and other new revenue streams. In an effort to make certain back-office functions more efficient, as well as generate cost savings, we signed a contract during the first quarter of fiscal 2009 with a third-party service provider to outsource a significant portion of our IT infrastructure functions. In addition, we signed a contract during the third quarter of fiscal 2009 with a third party service provider to outsource certain finance and accounting functions. These outsourcing initiatives are another component of our ongoing efforts to monitor our costs and to seek additional cost savings.

***Capitalize on Digital Distribution.*** Emerging digital formats should continue to produce new means for the distribution and exploitation of our recorded music and music publishing assets. We believe that the development of legitimate online and mobile channels for the consumption of music content continues to hold significant promise and opportunity for the industry. Digital tracks and albums are not only reasonably priced for the consumer, but also offer a superior customer experience relative to illegal alternatives. Digital music is easy to use, offers uncorrupted, high-quality song files and integrates seamlessly with popular portable music players such as Apple's iPod line, Microsoft's Zune player and a wide variety of PlaysForSure compatible devices from Creative, Samsung and Sandisk. The consumer increasingly has a wide array of devices to choose from, including music-enabled phones from the iPhone, Nokia and LG. Research conducted by NPD in December 2008 shows that the above-mentioned characteristics of current digital music offerings are driving additional uptake. Approximately one-third of U.S. consumers age 13+ who started buying or bought more digital music in the past year did so because they found it to be a good value for the money; 43% did so to get content for their portable digital music players. Conversely, one-third of U.S. consumers age 13+ who stopped downloading or downloaded less music from file-sharing services did so because of concerns about getting spyware or viruses through these services—a protection afforded by legitimate digital music services. In addition, we believe digital distribution will stimulate incremental catalog sales given the ability to offer enhanced presentation and searchability of our catalog. We intend to continue to extend our global reach by executing deals in new markets and developing optimal business models that will enable us to monetize our content on emerging platforms like social media, where users are creating, posting and sharing their own music playlists as another expression of identity. Our research shows that 33% of young playlist users, who tend to be technologically savvy and device-enabled, have shared, posted and embedded their playlists on social network profile pages or blogs. Additionally, research conducted by NPD in the second quarter of 2009 shows that the incident of social network-based music consumption in general is significant, particularly among younger consumers. 20% of U.S. consumers age 13+ and 45% of U.S. teens age 13-17 consumed music via social networks during the quarter. Given that the worldwide market for smart phones is expected to triple to 31% penetration by 2013, we also expect to see significant migration of social networking to the mobile platform. According to Informa, the number of global mobile social network users is forecasted to increase from 92.5 million in 2008 to 698.1 million in 2013.

***Contain Digital Piracy.*** Containing piracy is a major focus of the music industry and we, along with the rest of the industry, are taking multiple measures through the development of new business models, technological innovation, litigation, education and the promotion of legislation to combat piracy. We will continue to take a leadership role in the music industry's war against piracy as well as continue to support the measures taken by Recording Industry Association of America ("RIAA"), International Federation of the Phonographic Industry ("IFPI") and National Music Publishers' Association ("NMPA"), including civil lawsuits, education programs, lobbying for tougher anti-piracy legislation and international efforts to preserve music copyrights. We also believe technologies geared towards degrading the illegal file-sharing process and tracking the source of pirated music offer a means to reduce piracy. Furthermore, legal actions by our industry, both in and outside the U.S., have been designed to educate consumers that obtaining music through unauthorized peer-to-peer networks is against the law and to deter illegal downloads. The industry has also been working with educational institutions to implement solutions to prohibit students from illegally downloading copyrighted material. We believe that consumer awareness of the illegality of piracy has increased as a result of these initiatives. We believe these actions, in addition to the expansive growth of legitimate online and mobile music offerings, will help to limit the revenues lost to digital piracy. We also believe that so-called "graduated response programs" with ISPs hold similar promise for limiting the revenues lost to digital piracy.

## Company History

Our history dates back to 1929, when Jack Warner, president of Warner Bros. Pictures, founded Music Publishers Holding Company ("MPHC") to acquire music copyrights as a means of providing inexpensive music for films. Encouraged by the success of MPHC, Warner Bros. extended its presence in the music industry with the founding of Warner Bros. Records in 1958 as a means of distributing movie soundtracks and further exploiting actors' contracts. For over 50 years, Warner Bros. Records has led the industry both creatively and financially with the discovery of many of the world's biggest recording artists. Warner Bros. Records acquired Frank Sinatra's Reprise Records in 1963. Our Atlantic Records label was launched in 1947 by Ahmet Ertegun and Herb Abramson as a small New York-based label focused on jazz and R&B and Elektra Records was founded in 1950 by Jac Holzman as a folk music label. Atlantic Records and Elektra Records were merged in 2004 to form The Atlantic Records Group. Warner Music Group is today home to a collection of record labels, including Asylum, Atlantic, Cordless, East West, Elektra, Nonesuch, Reprise, Rhino, Roadrunner, Rykodisc, Sire, Warner Bros. and Word.

Since 1970, we have operated our Recorded Music business internationally through Warner Music International ("WMI"). WMI is responsible for the sale and marketing of our U.S. recording artists abroad as well as the discovery and development of international recording artists. Chappell & Intersong Music Group, including Chappell & Co., a company whose history dates back to 1811, was acquired in 1987, expanding our Music Publishing business. We continue to diversify our presence through acquisitions and joint ventures with various labels, such as the acquisition of a majority interest in Word Entertainment in 2002, our acquisition of

Ryko in 2006, our acquisition of a majority interest in Roadrunner Music Group B.V. ("Roadrunner") in 2007 and the acquisition of music publishing catalogs and businesses, such as the Non-Stop Music production music catalog.

In 2004, an investor group consisting of Thomas H. Lee Partners L.P. and its affiliates ("THL"), Bain Capital, LLC and its affiliates ("Bain Capital"), Providence Equity Partners, Inc. and its affiliates ("Providence Equity") and Music Capital Partners L.P. (collectively, the "Investor Group") acquired Warner Music Group from Time Warner Inc. ("Time Warner") (the "Acquisition"). Warner Music Group became the only stand-alone music content company with publicly traded common stock in the U.S. in May 2005.

**Recorded Music (82%, 82% and 83% of consolidated revenues, before intersegment eliminations, in fiscal 2009, 2008 and 2007, respectively)**

Our Recorded Music business primarily consists of the discovery and development of artists and the related marketing, distribution and licensing of recorded music produced by such artists.

We are also diversifying our revenues beyond our traditional businesses by entering into expanded-rights deals with recording artists in order to partner with artists in other areas of their careers. Under these agreements, we provide services to and participate in artists' activities outside the traditional recorded music business. We are building artist services capabilities and platforms for exploiting this broader set of music-related rights and participating more broadly in the monetization of the artist brands we help create. In developing our artist services business, we have both built and expanded in-house capabilities and expertise and have acquired a number of existing artist services companies involved in artist management, merchandising, strategic marketing and brand management, ticketing, concert promotion, fan club, original programming and video entertainment. We believe that entering into expanded-rights deals and enhancing our artist services capabilities will permit us to diversify revenue streams to better capitalize on the growth areas of the music industry and permit us to build stronger, long-term relationships with artists and more effectively connect artists and fans.

In the U.S., our Recorded Music operations are conducted principally through our major record labels—Warner Bros. Records and The Atlantic Records Group. Our Recorded Music operations also include Rhino, a division that specializes in marketing our music catalog through compilations and reissuances of previously released music and video titles, as well as in the licensing of recordings to and from third parties for various uses, including film and television soundtracks. Rhino has also become our primary licensing division focused on acquiring broader licensing rights from certain catalog recording artists. For example, we have an exclusive license with The Grateful Dead to manage the band's intellectual property and in November 2007 we acquired a 50% interest in Frank Sinatra Enterprises, an entity that administers licenses for use of Frank Sinatra's name and likeness and manages all aspects of his music, film and stage content. We also conduct our Recorded Music operations through a collection of additional record labels, including, among others, Asylum, Cordless, East West, Elektra, Nonesuch, Reprise, Roadrunner, Rykodisc, Sire and Word.

Outside the U.S., our Recorded Music activities are conducted in more than 50 countries primarily through WMI and its various subsidiaries, affiliates and non-affiliated licensees. WMI engages in the same activities as our U.S. labels: discovering and signing artists and distributing, marketing and selling their recorded music. In most cases, WMI also markets and distributes the records of those artists for whom our domestic record labels have international rights. In certain smaller countries, WMI licenses to unaffiliated third-party record labels the right to distribute its records. The Company's international artist services operations also include a network of concert promoters through which WMI provides resources to coordinate tours.

Our Recorded Music distribution operations include WEA Corp., which markets and sells music and DVD products to retailers and wholesale distributors in the U.S.; ADA, which distributes the products of independent labels to retail and wholesale distributors in the U.S.; various distribution centers and ventures operated internationally; an 80% interest in Word Entertainment, which specializes in the distribution of music products in the Christian retail marketplace; and ADA Global, which provides distribution services outside of the U.S. through a network of affiliated and non-affiliated distributors.

We play an integral role in virtually all aspects of the music value chain from discovering and developing talent to producing albums and promoting artists and their products. After an artist has entered into a contract with one of our record labels, a master recording of the artist's music is created. The recording is then replicated for sale to consumers primarily in the CD and digital formats. In the U.S., WEA Corp., ADA and Word market, sell and deliver product, either directly or through sub-distributors and wholesalers, to record stores, mass merchants and other retailers. Our recorded music products are also sold in physical form to online physical retailers such as Amazon.com, barnesandnoble.com and bestbuy.com and in digital form to online digital retailers like Apple's iTunes and mobile full-track download stores such as those operated by Verizon or Sprint. In the case of expanded—rights deals where we acquire broader rights in a recording artist's career, we may provide more comprehensive career support and actively develop new opportunities for an artist through touring, fan clubs, merchandising and sponsorships, among other areas. We believe expanded-rights deals create a better partnership with our artists, which allows us to work together more closely with them to create and sustain artistic and commercial success.

We have integrated the sale of digital content into all aspects of our Recorded Music and Music Publishing businesses including A&R, marketing, promotion and distribution. Our new media executives work closely with A&R departments to make sure that while a record is being made, digital assets are also created with all of our distribution channels in mind, including subscription services, social networking sites, online portals and music-centered destinations. We also work side by side with our mobile and online partners to test new concepts. We believe existing and new digital businesses will be a significant source of growth for the next several years and will provide new opportunities to monetize our assets and create new revenue streams. As a music-based content company, we have assets that go beyond our recorded music and music publishing catalogs, such as our music video library, which we have begun to monetize through digital channels. The proportion of digital revenues attributed to each distribution channel varies by region and since digital music is in the relatively early stages of growth, proportions may change as the roll out of new technologies continues. As an owner of musical content, we believe we are well positioned to take advantage of growth in digital distribution and emerging technologies to maximize the value of our assets.

*Artists and Repertoire ("A&R")*

We have a decades-long history of identifying and contracting with recording artists who become commercially successful. Our ability to select artists who are likely to be successful is a key element of our Recorded Music business strategy and spans all music genres and all major geographies and includes artists who achieve national, regional and international success. We believe that this success is directly attributable to our experienced global team of A&R executives, to the longstanding reputation and relationships that we have developed in the artistic community and to our effective management of this vital business function.

In the U.S., our major record labels identify potentially successful recording artists, sign them to recording agreements, collaborate with them to develop recordings of their work and market and sell these finished recordings to retail stores and legitimate digital channels. Increasingly, we are also expanding our participation in image and brand rights associated with artists, including merchandising, sponsorships, touring and artist management. Our labels scout and sign talent across all major music genres, including pop, rock, jazz, country, R&B, hip-hop, rap, reggae, Latin, alternative, folk, blues, gospel and other Christian music. WMI markets and sells U.S. and local repertoire from its own network of affiliates and numerous licensees in more than 50 countries. With a roster of local artists performing in 25 languages, WMI has an ongoing commitment to developing local talent aimed at achieving national, regional or international success.

A significant number of our recording artists have continued to appeal to audiences long after we cease to release their new recordings. We have an efficient process for generating continued sales across our catalog releases, as evidenced by the fact that catalog usually generates approximately 40% of our recorded music album sales on a unit basis in the U.S. in a typical year. Relative to our new releases, we spend comparatively small amounts on marketing for catalog sales.

We maximize the value of our catalog of recorded music through our Rhino business unit and through activities of each of our record labels. We use our catalog as a source of material for re-releases, compilations, box sets and special package releases, which provide consumers with incremental exposure to familiar songs and artists.

**Representative Worldwide Recorded Music Artists**

| | | | | |
|---|---|---|---|---|
| The Academy Is. | The Doors | Kid Rock | Panic At the Disco | Stone Temple Pilots |
| Avenged Sevenfold | The Eagles | Killswitch Engage | Paramore | Serj Tankian |
| Bee Gees | Missy Elliott | Mark Knopfler | Sean Paul | Rod Stewart |
| Big & Rich | The Enemy | k.d. lang | Laura Pausini | The Streets |
| Black Sabbath | Enya | Larry the Cable Guy | Pendulum | Rob Thomas |
| Bloc Party | Estelle | Led Zeppelin | Plies | Rush |
| James Blunt | Lupé Fiasco | Linkin Park | Daniel Powter | T.I. |
| Michelle Branch | Flaming Lips | Madonna | Primal Scream | Trans-Siberian Orchestra |
| Toni Braxton | Fleetwood Mac | Christophe Maé | The Ramones | Trey Songz |
| Michael Bublé | Aretha Franklin | Maná | Red Hot Chili Peppers | Twisted Sister |
| Buckcherry | Foreigner | Mastodon | R.E.M. | Uncle Kracker |
| Tracy Chapman | Genesis | matchbox twenty | Rilo Kiley | The Used |
| Ray Charles | Gnarls Barkley | MC Solaar | Damien Rice | Van Halen |
| Cher | Goo Goo Dolls | Metallica | Todd Rundgren | Paul Wall |
| Chicago | Josh Groban | Bette Midler | Alejandro Sanz | Westernhagen |
| Eric Clapton | Grateful Dead | Luis Miguel | Seal | The White Stripes |
| Biffy Clyro | Green Day | The Monkees | Blake Shelton | Wilco |
| Cobra Starship | Gym Class Heroes | Alanis Morissette | Shikari | The Wombats |
| Phil Collins | H.I.M. | Jason Mraz | Shinedown | The Wreckers |
| The Corrs | Johnny Hallyday | Muse | Paul Simon | Neil Young |
| Crosby, Stills & Nash | Emmylou Harris | Musiq Soulchild | Simple Plan | Young Dro |
| Craig David | Hard-Fi | My Chemical Romance | Frank Sinatra | Youssou N'Dour |
| Death Cab for Cutie | Faith Hill | New Order | Smashing Pumpkins | Zac Brown Band |
| Deftones | Jaheim | Nickelback | The Smiths | |
| Disturbed | Katherine Jenkins | Notorious B.I.G. | Regina Spektor | |
| Alesha Dixon | Mike Jones | Paolo Nutini | Staind | |

*Recording Artists' Contracts*

Our artists' contracts define the commercial relationship between our recording artists and our record labels. We negotiate recording agreements with artists that define our rights to use the artists' copyrighted recordings. In accordance with the terms of the contract, the artists receive royalties based on sales and other forms of exploitation of the artists' recorded works. We customarily provide up-front payments to artists called advances, which are recoupable by us from future royalties otherwise payable to artists. We also typically pay costs associated with the recording and production of albums, which are treated in certain countries as advances recoupable from future royalties. Our typical contract for a new artist covers a single initial album and provides us with a series of options to acquire subsequent albums from the artist. Royalty rates and advances are often increased for optional albums. Many of our contracts contain a commitment from the record label to fund video production costs, at least a portion of which is generally an advance recoupable from future royalties.

Our established artists' contracts generally provide for greater advances and higher royalty rates. Typically, established artists' contracts entitle us to fewer albums, and, of those, fewer are optional albums. In contrast to new artists' contracts, which typically give us ownership in the artist's work for the full term of copyright, some established artists' contracts provide us with an exclusive license for some fixed period of time. It is not unusual for us to renegotiate contract terms with a successful artist during a term of an existing agreement, sometimes in return for an increase in the number of albums that the artist is required to deliver.

We are also continuing to transition to other forms of business models with recording artists to adapt to changing industry conditions. The vast majority of the recording agreements we currently enter into are expanded-rights deals, in which we share in the touring, merchandising, sponsorship/endorsement, fan club or other non-recorded music revenues associated with those artists.

*Marketing and Promotion*

WEA Corp., ADA and Word market and sell our recorded music product in the U.S. Our approach to marketing and promoting our artists and their recordings is comprehensive. Our goal is to maximize the likelihood of success for new releases as well as stimulate the success of previous releases. We seek to maximize the value of each artist and release, and to help our artists develop an image that maximizes appeal to consumers.

We work to raise the profile of our artists, through an integrated marketing approach that covers all aspects of their interactions with music consumers. These activities include helping the artist develop creatively in each album release, setting strategic release dates and choosing radio singles, creating concepts for videos that are complementary to the artists' work and coordinating promotion of albums to radio and television outlets. We also continue to experiment with ways to promote our artists through digital channels with initiatives such as windowing of content and creating product bundles by combining our existing album assets with other assets, such as bonus tracks and music videos. Digital distribution channels create greater marketing flexibility that can be more cost effective. For example, direct marketing is possible through access to consumers via websites and pre-release activity can be customized. When possible, we seek to add an additional personal component to our promotional efforts by facilitating television and radio coverage or live appearances for our key artists. Our corporate, label and artist websites provide additional marketing venues for our artists.

In further preparation for and subsequent to the release of an album, we coordinate and execute a marketing plan that addresses specific digital and physical retail strategies to promote the album. Aspects of these promotions include in-store appearances, advertising, displays and placement in album listening stations. These activities are overseen by our label marketing staffs to ensure that maximum visibility is achieved for the artist and the release.

Our approach to the marketing and promotion of recorded music is carefully coordinated to create the greatest sales momentum, while maintaining financial discipline. We have significant experience in our marketing and promotion departments, which we believe allows us to achieve an optimal balance between our marketing expenditure and the eventual sales of our artists' recordings. We use a budget-based approach to plan marketing and promotions, and we monitor all expenditures related to each release to ensure compliance with the agreed-upon budget. These planning processes are evaluated based on updated artist retail sales reports and radio airplay data, so that a promotion plan can be quickly adjusted if necessary.

While marketing efforts extend to our catalog albums, most of the expenditure is directed toward new releases. Rhino specializes in marketing our catalog through compilations and reissues of previously released music and video titles, licensing tracks to third parties for various uses and coordinating film and television soundtrack opportunities with third-party film and television producers and studios.

*Manufacturing, Packaging and Physical Distribution*

Cinram is currently our exclusive supplier of manufacturing, packaging and physical distribution services in North America and most of Europe. We believe that the terms of our Cinram agreements reflect market rates. We also have arrangements with other suppliers and distributors as part of our manufacturing, packaging and physical distribution network throughout the rest of the world.

*Sales*

We generate sales from the new releases of current artists and our catalog of recordings. In addition, we actively repackage music from our catalog to form new compilations. Most of our sales are currently generated through the CD format, although we also sell our music through both historical formats, such as cassettes and vinyl albums, and newer digital formats.

Most of our physical sales represent purchases by a wholesale or retail distributor. Our return policies are in accordance with wholesale and retailer requirements, applicable laws and regulations, territory- and customer-specific negotiations, and industry practice. We attempt to minimize the return of unsold product by working with retailers to manage inventory and SKU counts as well as monitoring shipments and sell-through data.

We sell our physical recorded music products through a variety of different retail and wholesale outlets including music specialty stores, general entertainment specialty stores, supermarkets, mass merchants and discounters, independent retailers and other traditional retailers. Although some of our retailers are specialized, many of our customers offer a substantial range of products other than music.

The digital sales channel—both online and mobile—has become an increasingly important sales channel. Online sales include sales of traditional physical formats through both the online distribution arms of traditional retailers such as fye.com and walmart.com and traditional online physical retailers such as Amazon.com, bestbuy.com and barnesandnoble.com. In addition, there has been a proliferation of legitimate online sites, which sell digital music on a per-album or per-track basis or offer subscription and streaming services. Several carriers also offer their subscribers the ability to download music on mobile devices. We currently partner with a broad range of online and mobile providers, such as iTunes, Napster, Rhapsody, Yahoo, Cingular, Sprint, T-Mobile, Verizon Wireless, Orange, Vodafone, Spotify, Virgin Mobile, Motorola, China Unicom, Vimpelcom, Telenor, YouTube, lala and MySpace Music and are actively seeking to develop and grow our digital business. In digital formats, per-unit costs related directly to physical products such as manufacturing, distribution, inventory and return costs do not apply. While there are some digital-specific variable costs and infrastructure investments needed to produce, market and sell digital products, it is reasonable to expect that we will generally derive a higher contribution margin from digital sales than physical sales.

Our agreements with online and mobile service providers generally last one to two years. We believe that the short-term nature of our contracts enables us to maintain the flexibility that we need given the infancy of the digital business models.

We enter into agreements with digital service providers to make our masters available for sale in digital formats (e.g., digital downloads, mobile ringtones, etc.). We then provide digital assets for our masters to digital service providers in saleable form. Our agreements with digital service providers establish our fees for the sale of our product, which vary based on the type of product being sold. We typically receive sales accounting reports from digital service providers on a monthly basis, detailing the sales activity, with payments rendered on a monthly or quarterly basis.

Our business has historically been seasonal. In the recorded music business, purchases have historically been heavily weighted towards the last three months of the calendar year. However, since the emergence of digital sales, we have noted our business is becoming less seasonal in nature and driven more by the timing of our releases. As digital revenue increases as a percentage of our total revenue, this may continue to affect the overall seasonality of our business. For example, sales of MP3 players or gift cards to purchase digital music sold in the holiday season tend to result in sales of digital music in subsequent periods. However, seasonality with respect to the sale of music in new formats, such as digital, is still developing.

**Music Publishing (18%, 18%, and 17% of consolidated revenues, before intersegment eliminations, in fiscal 2009, 2008 and 2007, respectively)**

Where recorded music is focused on exploiting a particular recording of a song, music publishing is an intellectual property business focused on the exploitation of the song itself. In return for promoting, placing, marketing and administering the creative output of a songwriter, or engaging in those activities for other rightsholders, our music publishing business garners a share of the revenues generated from use of the song.

Our music publishing operations include Warner/Chappell, our global music publishing company headquartered in Los Angeles with operations in over 50 countries through various subsidiaries, affiliates and non-affiliated licensees. We own or control rights to more than one million musical compositions, including numerous pop hits, American standards, folk songs and motion picture and theatrical compositions. Assembled over decades, our award-winning catalog includes over 65,000 songwriters and composers and a diverse range of genres including pop, rock, jazz, country, R&B, hip-hop, rap, reggae, Latin, folk, blues, symphonic, soul, Broadway, techno, alternative, gospel and other Christian music. Our best-selling songwriter/song owner and song accounted for less than 2% and 1% of our music publishing revenues, respectively, for the fiscal year ended September 30, 2009. Moreover, our music publishing library includes many standard titles that span multiple music genres and has demonstrated the ability to generate consistent revenues over extended periods of time. For example, over the last ten years, our top 10 earning songs, which include such titles as "Happy Birthday To You", "Let It Snow, Let It Snow, Let It Snow," "Star Wars" and "Rhapsody In Blue" have generally generated annual revenues of between $1 million and $2 million per song. Warner/Chappell also administers the music and soundtracks of several third-party television and film producers and studios, including Lucasfilm, Ltd., Hallmark Entertainment, Disney Music Publishing and HBO. In 2007, we entered the production music library business with the acquisition of Non-Stop Music. Production music is a complementary alternative to licensing standards and contemporary hits for television, film and advertising producers.

## Music Publishing Portfolio

*Representative Songwriters*

India.Arie
Burt Bacharach
Michelle Branch
Michael Bublé
Eric Clapton
Bryan-Michael Cox
Dido
Dream
Kenneth Gamble and Leon Huff
George and Ira Gershwin
Green Day
Don Henley
Michael Jackson
Claude Kelly
Led Zeppelin
Lil Wayne
Little Big Town
Madonna
Maná
Johnny Mercer
George Michael
Van Morrison
Muse
Tim Nichols
Nickelback
Harry Nilsson
Paramore
Katy Perry
Plain White T's
Cole Porter
Radiohead
The Ramones
R.E.M.
Damien Rice
Kevin Rudolf
Alejandro Sanz
Stephen Sondheim
Staind
T.I.
Timbaland
Van Halen
Van Morrison
Kurt Weill
Barry White
John Williams
Lucinda Williams
Rob Zombie

*Representative Songs*

**1950s and Prior**

Summertime
Happy Birthday To You
Night And Day
The Lady Is A Tramp
Too Marvelous For Words
Dancing In The Dark
Winter Wonderland
Ain't She Sweet
Frosty The Snowman
When I Fall In Love
Misty
The Party's Over
On The Street Where You Live
Blueberry Hill
Makin' Whoopee
Dream A Little Dream Of Me
It Had To Be You
You Go To My Head
As Times Go By
Rhapsody In Blue
Jingle Bell Rock

**1960s**

People
I Only Want To Be With You
When A Man Loves A Woman
I Got A Woman
People Get Ready
Love Is Blue
For What It's Worth
This Magic Moment
Save The Last Dance For Me
Viva Las Vegas
Walk On By
Build Me Up Buttercup
Everyday People
Whole Lotta Love

**1970s**

Behind Closed Doors
Ain't No Stopping Us Now
For The Love Of Money
A Horse With No Name
Moondance
Peaceful Easy Feeling
Layla
Staying Alive
Star Wars Theme
Killing Me Softly
Does Anybody Really Know What Time It Is?
Saturday In The Park
Stairway To Heaven
Hot Stuff

| 1980s | 1990s | 2000 and After |
|---|---|---|
| Eye Of The Tiger | Creep | It's Been Awhile |
| Slow Hand | Macarena | Photograph |
| The Wind Beneath My Wings | Sunny Came Home | Complicated |
| Endless Love | Amazed | U Got It Bad |
| Morning Train | This Kiss | Crazy In Love |
| Beat It | Believe | Cry Me A River |
| Jump | Smooth | White Flag |
| We Are the World | Livin' La Vida Loca | Dilemma |
| Indiana Jones Theme | Losing My Religion | Work It |
| Celebration | Gonna Make You Sweat | Miss You |
| Like A Prayer | All Star | Burn |
| Flashdance | | American Idiot |
| | | Save A Horse (Ride A Cowboy) |
| | | We Belong Together |
| | | Promiscuous |
| | | Crazy |
| | | Gold Digger |
| | | Hey There Delilah |
| | | Sexy Back |
| | | Whatever You Like |
| | | I Kissed A Girl |
| | | All Summer Long |
| | | Gotta Be Somebody |
| | | Single Ladies |
| | | Blame It |
| | | Touch My Body |
| | | Rockstar |
| | | Misery Business |
| | | 4 Minutes |
| | | Home |
| | | Let It Rock |
| | | Circus |
| | | Take Me There |

*Music Publishing Royalties*

Warner/Chappell, as a copyright owner and/or administrator of copyrighted musical compositions, is entitled to receive royalties for the exploitation of musical compositions. We continually add new musical compositions to our catalog, and seek to acquire rights in songs that will generate substantial revenue over long periods of time.

Music publishers generally receive royalties pursuant to mechanical, public performance, synchronization and other licenses. In the U.S., music publishers collect and administer mechanical royalties, and statutory rates are established by the U.S. Copyright Act of 1976, as amended, for the royalty rates applicable to musical compositions for sales of recordings embodying those musical compositions. In the U.S., public performance royalties are typically administered and collected by performing rights organizations and in most countries outside the U.S., collection, administration and allocation of both mechanical and performance income are undertaken and regulated by governmental or quasi-governmental authorities. Throughout the world, each synchronization license is generally subject to negotiation with a prospective licensee and, by contract, music publishers pay a contractually required percentage of synchronization income to the songwriters or their heirs and to any co-publishers.

Warner/Chappell acquires copyrights or portions of copyrights and/or administration rights from songwriters or other third-party holders of rights in compositions. Typically, in either case, the grantor of rights retains a right to receive a percentage of revenues collected by Warner/Chappell. As an owner and/or administrator of compositions, we promote the use of those compositions by others. For example, we encourage recording artists to record and include our songs on their albums, offer opportunities to include our compositions in filmed entertainment, advertisements and digital media and advocate for the use of our compositions in live stage productions. Examples of music uses that generate publishing revenues include:

Mechanical: sale of recorded music in various formats

- Physical recordings (e.g., CDs and DVDs)

Performance: performance of the song to the general public

- Broadcast of music on television, radio, cable and satellite
- Live performance at a concert or other venue (e.g., arena concerts, nightclubs)
- Broadcast of music at sporting events, restaurants or bars
- Performance of music in staged theatrical productions

Synchronization: use of the song in combination with visual images

- Films or television programs
- Television commercials
- Videogames
- Merchandising, toys or novelty items

Digital:

- Internet and mobile downloads
- Mobile ringtones
- Online and mobile streaming

Other:

- Licensing of copyrights for use in sheet music

*Composers' and Lyricists' Contracts*

Warner/Chappell derives its rights through contracts with composers and lyricists (songwriters) or their heirs, and with third-party music publishers. In some instances, those contracts grant either 100% or some lesser percentage of copyright ownership in musical compositions and/or administration rights. In other instances, those contracts only convey to Warner/Chappell rights to administer musical compositions for a period of time without conveying a copyright ownership interest. Our contracts grant us exclusive exploitation rights in the territories concerned excepting any pre-existing arrangements. Many of our contracts grant us rights on a worldwide basis. Contracts typically cover the entire work product of the writer or composer for the duration of the contract. As a result, Warner/Chappell customarily possesses administration rights for every musical composition created by the writer or composer during the duration of the contract.

While the duration of the contract may vary, many of our contracts grant us ownership and/or administration rights for the duration of copyright. See "Intellectual Property-Copyrights". U.S. copyright law permits authors or their estates to terminate an assignment or license of copyright (for the U.S. only) after a set period of time.

*Marketing and Promotion*

We actively seek, develop and maintain relationships with songwriters. We actively market our copyrights to licensees such as recorded music companies (including our Recorded Music business), filmed entertainment, television and other media companies, advertising and media agencies, event planners and organizers, computer and video game companies and other multimedia producers. We also market our musical compositions for use in live stage productions and merchandising. In addition, we actively seek new and emerging outlets for the exploitation of songs such as ringtones for mobile phones, new wireless and online uses and webcasting.

**Competition**

In both recorded music and music publishing we compete based on price (to retailers in recorded music and to various end users in music publishing), on marketing and promotion (including both how we allocate our marketing and promotion resources as well as how much we spend on a dollar basis) and on artist signings. We believe we currently compete favorably in these areas.

Our Recorded Music business is also dependent on technological development, including access to, selection and viability of new technologies, and is subject to potential pressure from competitors as a result of their technological developments. In recent years, due to the growth in piracy, we have been forced to compete with illegal channels such as unauthorized, online, peer-to-peer file-sharing and CD-R activity. See "Industry Overview—Piracy." Additionally, we compete, to a lesser extent, with alternative forms of entertainment and leisure activities, such as cable and satellite television, pre-recorded films on videocassettes and DVD, the Internet, computers and videogames for disposable consumer income.

The recorded music industry is highly competitive based on consumer preferences, and is rapidly changing. At its core, the recorded music business relies on the exploitation of artistic talent. As such, competitive strength is predicated upon the ability to continually develop and market new artists whose work gains commercial acceptance. According to Music and Copyright, in 2008, the four largest major record companies were Universal, Sony Music Entertainment ("Sony"), EMI Music ("EMI") and WMG, which collectively accounted for approximately 74% of worldwide recorded music sales. There are many mid-sized and smaller players in the industry that accounted for the remaining 26%, including independent music companies. Universal was the market leader with a 29% worldwide market share in 2008, followed by Sony with a 21% share. WMG and EMI held a 15% and 10% share of worldwide recorded music sales, respectively. While market shares change moderately year-to-year, market shares have not historically changed significantly from year-to-year.

The music publishing business is also highly competitive. The top four music publishers collectively account for approximately 68% of the market. Based on Music & Copyright's most recent estimates in May 2009, Universal Music Publishing Group, having acquired BMG Music Publishing Group in 2007, was the market leader in music publishing in 2008, holding a 23% global share. EMI Music Publishing was the second largest music publisher with an 18% share, followed by WMG (Warner/Chappell) at 15% and Sony/ATV Music Publishing LLC ("Sony/ATV") at 12%. Independent music publishers represent the balance of the market, as well as many individual songwriters who publish their own works.

**Intellectual Property**

***Copyrights***

Our business, like that of other companies involved in music publishing and recorded music, rests on our ability to maintain rights in musical works and recordings through copyright protection. In the U.S., copyright protection for works created as "works made for hire" (*e.g.*, works of employees or specially commissioned works) after January 1, 1978 lasts for 95 years from first publication or 120 years from creation, whichever expires first. The period of copyright protection for musical compositions and sound recordings that are not "works made for hire" lasts for the life of the author plus 70 years for works created on or after January 1, 1978.

U.S. works created prior to January 1, 1978 generally enjoy a total copyright life of 95 years, subject to compliance with certain statutory provisions including notice and renewal. In the U.S., sound recordings created prior to February 15, 1972 are not subject to federal copyright protection but are protected by common law rights or state statutes, where applicable. The term of copyright in the European Union ("E.U.") for musical compositions in all member states lasts for the life of the author plus 70 years. In the E.U., the term of copyright for sound recordings currently lasts for 50 years from the date of release.

We are largely dependent on legislation in each territory to protect our rights against unauthorized reproduction, distribution, public performance or rental. In all territories where we operate, our products receive some degree of copyright protection, although the period of protection varies widely. In a number of developing countries, the protection of copyright remains inadequate. The U.S. enacted the Digital Millennium Copyright Act of 1998, creating a powerful framework for the protection of copyrights covering musical compositions and recordings in the digital world.

The potential growth of new delivery technologies, such as digital broadcasting, the Internet and entertainment-on-demand has focused attention on the need for new legislation that will adequately protect the rights of producers. We actively lobby in favor of industry efforts to increase copyright protection and support the efforts of organizations such as the World Intellectual Property Organization ("WIPO").

In December 1996, two global copyright treaties, the WIPO Copyright Treaty and the WIPO Performances and Phonograms Treaty, were signed, securing the basic legal framework for the international music industry to trade and invest in online music businesses. The WIPO treaties were ratified by the requisite number of countries, including the U.S.

The E.U. has implemented these treaties through the European Copyright Directive, which was adopted by the E.U. in 2001. Legislation implementing the European Copyright Directive in each of the member states is underway. The European Copyright Directive harmonizes copyright laws across Europe and extends substantial protection for copyrighted works online. The E.U. has also put forward legislation aimed at assuring cross border coordination of the enforcement of laws related to counterfeit goods, including musical recordings.

***Trademarks***

We consider our trademarks to be valuable assets to our business. As such, we endeavor to register our major trademarks in every country where we believe the protection of these trademarks is important for our business. Our major trademarks include Atlantic, Elektra, Sire, Reprise, Rhino, WEA and Warner/Chappell. We also use certain trademarks pursuant to royalty-free license agreements. Of these, the duration of the license relating to the WARNER and WARNER MUSIC marks and "W" logo is perpetual. The duration of the license relating to the WARNER BROS. RECORDS mark and WB & Shield designs is fifteen years from February 29, 2004. Each of the licenses may be terminated under certain limited circumstances, which may include material breaches of the agreement, certain events of insolvency, and certain change of control events if we were to become controlled by a major filmed entertainment company. We actively monitor and protect against activities that might infringe, dilute, or otherwise harm our trademarks.

**Joint Ventures**

We have entered into joint venture arrangements pursuant to which we or our various subsidiary companies manufacture, distribute and market (in most cases, domestically and internationally) recordings owned by the joint ventures. Examples of these arrangements are Frank Sinatra Enterprises, a joint venture established to administer licenses for use of Frank Sinatra's name and likeness and manage all aspects of his music, film and stage content, and Roadrunner.

**Employees**

As of September 30, 2009, we employed approximately 3,400 persons worldwide, including temporary and part-time employees. None of our employees in the U.S. are subject to collective bargaining agreements, although certain employees in our non-domestic companies are covered by national labor agreements. We believe that our relationship with our employees is good.

### Environmental Matters

Our wholly and partially owned pick, pack and ship facilities throughout the world, which are not a significant part of our business, are subject to laws and regulations and international agreements governing the protection of the environment, natural resources, human health and safety and the use, management and disposal of hazardous substances. In particular, our operations are subject to stringent requirements for packaging content and recycling, air and water emission, and waste management. We believe that we comply substantially with all applicable environmental requirements. Although the costs of maintaining such compliance have not materially affected us to date, we cannot predict the costs of complying with requirements that may be imposed in the future. In connection with some of our existing facilities, we also have been, and may become again, responsible for the costs of investigating or cleaning up contaminated properties. Such costs or related third-party personal injury or property damage claims could have a material adverse affect on our business, results of operations or financial condition.

A recognized industry leader for our environmental initiatives, Warner Music Group—in partnership with leading environmental advocacy organizations such as the Natural Resources Defense Council (NRDC) and NativeEnergy—has dedicated itself to the cause of environmental change since 2004. In 2009, our U.S. sales and retail marketing company, WEA Corp., won the inaugural Green Award for Environmental Responsibility at the National Association of Recording Merchandisers (NARM) Convention.

### Financial Information About Segments and Foreign and Domestic Operations

Financial and other information by segment, and relating to foreign and domestic operations, for each of the last three fiscal years is set forth in Note 19 to the Consolidated Audited Financial Statements.

## INDUSTRY OVERVIEW

### Recorded Music

Recorded music is one of the primary mediums of entertainment for consumers worldwide and in calendar 2008, according to IFPI, generated $27.8 billion in retail value of sales. Over time, major recorded music companies have built significant recorded music catalogs, which are long-lived assets that are exploited year after year. The sale of catalog material is typically more profitable than that of new releases, given lower development costs and more limited marketing costs. In the first three quarters of calendar 2009, according to SoundScan, 46% of all U.S. album unit sales were from recordings more than 18 months old, and 34% were from recordings more than three years old.

According to IFPI, the top five territories (the U.S., Japan, the U.K., Germany and France) accounted for 74% of the related sales in the recorded music market in calendar year 2008. The U.S., which is the most significant exporter of music, is also the largest territory for recorded music sales, constituting 31% of total calendar year 2008 recorded music sales on a retail basis. In addition, the U.S. and Japan are largely local music markets, with 93% and 80% of their calendar year 2008 physical music sales consisting of domestic repertoire, respectively. In contrast, the U.K., Germany and France have a higher percentage of international sales, with domestic repertoire constituting only 36%, 52% and 57% of these markets, respectively.

There has been a major shift in distribution of recorded music from specialty shops towards mass-market and online retailers. According to RIAA, record stores' share of U.S. music sales has declined from 45% in calendar year 1999 to 30% in calendar year 2008. Over the course of the last decade, U.S. mass-market and other stores' share grew from 38% in calendar 1999 to 54% in calendar year 2004, and with the subsequent growth of sales via online channels since that time, their share contracted to 28% in calendar year 2008. In recent years, online sales of physical product as well as digital downloads have grown to represent an increasing share of U.S.

sales and combined they accounted for 28% of music sales in calendar year 2008. In terms of genre, rock remains the most popular style of music, representing 32% of 2008 U.S. unit sales, although genres such as rap/hip-hop, R&B, country and Latin music are also popular.

According to RIAA, from calendar years 1990 to 1999, the U.S. recorded music industry grew at a compound annual growth rate of 7.6%, twice the rate of total entertainment spending. This growth, largely paralleled around the world, was driven by demand for music, the replacement of vinyl LPs and cassettes with CDs, price increases and strong economic growth. The industry began experiencing negative growth rates in calendar year 1999, on a global basis, primarily driven by an increase in digital piracy. Other drivers of this decline were and are the overall recessionary economic environment, bankruptcies of record retailers and wholesalers, growing competition for consumer discretionary spending and retail shelf space and the maturation of the CD format, which has slowed the historical growth pattern of recorded music sales. Since that time, annual dollar sales of physical music product in the U.S. are estimated to have declined at a compound annual growth rate of 10%, although there was a 2.5% year-over-year increase recorded in 2004. In calendar year 2008, the physical business experienced a 28% year-over-year decline on a value basis. According to SoundScan, through November 15, 2009, calendar year-to-date U.S. recorded music album unit sales (excluding sales of digital tracks) are down approximately 13% year-over year. According to SoundScan, adding digital track sales to the unit album totals based on SoundScan's standard ten-tracks-per-album equivalent, the U.S. music industry is down 9% in album unit sales calendar year to date through November 15, 2009. Similar declines have occurred in international markets, with the extent of declines driven primarily by differing penetration levels of piracy-enabling technologies, such as broadband access and CD-R technology, and economic conditions.

Notwithstanding these factors, we believe that music industry results could improve based on the continued mobilization of the industry as a whole against piracy and the development of legitimate digital distribution channels.

*Piracy*

One of the industry's biggest challenges is combating piracy. Music piracy exists in two primary forms: digital (which includes illegal downloading and CD-R piracy) and industrial:

- *Digital piracy* has grown dramatically, enabled by the increasing penetration of broadband Internet access and the ubiquity of powerful microprocessors, fast optical drives (particularly with writable media, such as CD-R) and large inexpensive disk storage in personal computers. The combination of these technologies has allowed consumers to easily, flawlessly and almost instantaneously make high-quality copies of music using a home computer by "ripping" or converting musical content from CDs into digital files, stored on local disks. These digital files can then be distributed for free over the Internet through anonymous peer-to-peer file sharing networks such as BitTorrent, Frostwire, and Limewire ("illegal downloading"). Alternatively, these files can be burned onto multiple CDs for physical distribution ("CD-R piracy"). IFPI estimates that 40 billion songs were illegally downloaded in 2008.
- *Industrial piracy* (also called counterfeiting or physical piracy) involves mass production of illegal CDs and cassettes in factories. This form of piracy is largely concentrated in developing regions, and has existed for more than two decades. The sale of legitimate recorded music in these developing territories is limited by the dominance of pirated products, which are sold at substantially lower prices than legitimate products. The International Intellectual Property Alliance (IIPA) estimates that trade losses due to physical piracy of records and music in 47 key countries/territories around the world with copyright protection and/or enforcement deficiencies totaled $2 billion in 2008. The IIPA also believes that piracy of records and music is most prevalent in territories such as, Indonesia, Lebanon, Mexico, the People's Republic of China, Peru, the Philippines and Vietnam, where privacy levels are in excess of 70%.

In 2003, the industry launched an intensive campaign to limit piracy that focused on four key initiatives:

- *Technological:* The technological measures against piracy are geared towards degrading the illegal file-sharing process and tracking providers and consumers of pirated music. These measures include spoofing, watermarking, copy protection, the use of automated webcrawlers and access restrictions.
- *Educational:* Led by RIAA and IFPI, the industry has launched an aggressive campaign of consumer education designed to spread awareness of the illegality of various forms of piracy through aggressive print and television advertisements. Data collected by RIAA in the first quarter of 2009 reflect that over 40% of the U.S. music-consuming population age 13 and older are aware of the recording industry's efforts to educate consumers about obtaining music legally, and of those, about three-fourths (72%) believe that these efforts have been effective in helping them understand what is permissible in terms of obtaining music. The data also show that only a small minority of the U.S. music-consuming population age 13 and older currently believes that there is legal justification for engaging in file-sharing activities—one-third or less say that it is legal to make their music collections available for others to download or copy and/or to download or copy music from someone else's collection.
- *Legal:* In conjunction with its educational efforts, the industry has taken aggressive legal action against file-sharers and is continuing to fight industrial pirates. These actions include civil lawsuits in the U.S. and E.U. against individual pirates, arrests of pirates in Japan and raids against file-sharing services in Australia. U.S. lawsuits have largely targeted individuals who illegally share large quantities of music content. A number of court decisions, including the decisions in the cases involving Grokster and KaZaA, have held that one who distributes a device, such as P2P software, with the object of promoting its use to infringe copyright can be liable for the resulting acts of infringement by third parties using the device regardless of the lawful uses of the device.
- *Development of online and mobile alternatives:* We believe that the development and success of legitimate digital music channels will be an important driver of recorded music sales and monetization going forward, as they represent both an incremental revenue stream and a potential inhibitor of piracy. The music industry has been encouraged by the proliferation and early success of legitimate digital music distribution options. We believe that these legitimate online distribution channels offer several advantages to illegal peer-to-peer networks, including greater ease of use, higher quality and more consistent music product, faster downloading and streaming, better search and discovery capabilities and seamless integration with portable digital music players. Legitimate online download stores and subscription music services began to be established between early 2002 and April 2003 beginning with the launch of Rhapsody in late 2001 and continuing through the launch of Apple's iTunes music store in April 2003. Since then, many others (both large and small) have launched download, subscription, and ad-supported music services, offering a variety of models, including per-track pricing, per-album pricing and monthly subscriptions. According to IFPI in their "Digital Music Report 2008" publication, there are more than 500 legal online music sites providing alternatives to illegal file-sharing in markets around the world. The mobile music business has also grown rapidly, with mobile music revenues rising to nearly $1.6 billion in trade value in 2008, according to IFPI data. While revenues from ringtones initially drove the mobile music business, new mobile phones equipped with new capabilities are increasingly offering the capability for full-track downloads and streaming audio and video. These categories are accounting for a greater share of mobile music revenues while further expanding legitimate options.

These efforts are incremental to the long-standing push by organizations such as RIAA and IFPI to curb industrial piracy around the world. In addition to these actions, the music industry is increasingly coordinating with other similarly impacted industries (such as software and filmed entertainment) to combat piracy.

We believe these actions have had a positive effect. A survey conducted by The NPD Group, a market research firm, in December 2007 showed that 27% of U.S. Internet users aged 13 or older who downloaded music from a file-sharing service at any point in the past two years stopped or decreased their usage of such file-sharing services in the year covered by the survey.

Internationally, several recent governmental initiatives should also be helpful to the music industry. France recently enacted "graduated response" legislation pursuant to which repeat copyright infringers could have their Internet connections revoked and be subject to criminal penalties. South Korea and Taiwan have also passed graduated response laws. In addition, the U.K. has confirmed its intention to introduce the Digital Economy Bill pursuant to which the proposed legislation would require ISPs to send notifications to infringing subscribers. They may also utilize technical measures to deal with repeat infringers (including suspension of subscriber accounts), and maintain identifying information on serious repeat infringers and hand it over to the rightsholders, if required for commencing court proceedings. In April 2009, Sweden implemented the Intellectual Property Rights Enforcement Directive, which was intended to ensure, among other things, the ability to effectively enforce copyright and other civil remedies. There is evidence to suggest that this is having a positive effect in reducing unlawful filesharing on the Internet in Sweden. We believe these actions, as well as other actions also currently being taken in many countries around the world, represent a positive trend internationally and a recognition by governments around the world that urgent action is required to reduce online piracy and in particular unlawful filesharing because of the harm caused to the creative industries. While these government actions have not come without some controversy abroad, we continue to lobby for legislative change through music industry bodies and trade associations in jurisdictions where enforcement of copyright in the context of online piracy remains problematic due to existing local laws or prior court decisions.

In the U.S., the legislature recently passed the PRO-IP Act of 2008, a law that protects copyrights both domestically and internationally. Echoing similar efforts across Europe and Australia, the PRO-IP Act toughens U.S. criminal laws against piracy and counterfeiting, and adds accountability in the law's implementation. In addition, the Higher Education Act, which sets out provisions designed to ameliorate the peer-to-peer problem on college campuses was also recently enacted. The Act requires colleges to consistently disseminate information to better educate students about the policies, disciplinary actions, risks and penalties of peer-to-peer activities. Furthermore, for educational institutions to have continuing eligibility to federally funded assistance programs, they have to develop plans to effectively combat unauthorized content distribution on campus. We believe all of these actions further the efforts of the music industry to reduce the level of illegal file-sharing on the Internet.

**Music Publishing**

*Background*

Music publishing involves the acquisition of rights to, and licensing of, musical compositions (as opposed to recordings) from songwriters, composers or other rightsholders. Music publishing revenues are derived from five main royalty sources: Mechanical, Performance, Synchronization, Digital and Other.

In the U.S., mechanical royalties are collected directly by music publishers from recorded music companies or via The Harry Fox Agency, a non-exclusive licensing agent affiliated with NMPA, while outside the U.S., collection societies generally perform this function. Once mechanical royalties reach the publisher (either directly from record companies or from collection societies), percentages of those royalties are paid to any co-owners of the copyright in the composition and to the writer(s) and composer(s) of the composition. Mechanical royalties are paid at a penny rate of 9.1 cents per song per unit in the U.S. for physical formats (e.g., CDs and vinyl albums) and permanent digital downloads (recordings in excess of five minutes attract a higher rate) and 24 cents for ringtones. There are also rates set for interactive streaming and non-permanent downloads based on a formula that takes into account revenues paid by consumers or advertisers with certain minimum royalties that may apply depending on the type of service. In some cases, "controlled composition" provisions contained in some recording agreements may apply to the rates mentioned above pursuant to which artist/songwriters license their rights to their record companies at as little as 75% of these rates. The foregoing rates are in effect through December 31, 2012. In most other territories, mechanical royalties are based on a percentage of wholesale price for physical product and based on a percentage of consumer price for digital products. In international markets, these rates are determined by multi-year collective bargaining agreements and rate tribunals.

Throughout the world, performance royalties are typically collected on behalf of publishers and songwriters by performance rights organizations and collection societies. Key performing rights organizations and collection societies include: The American Society of Composers, Authors and Publishers (ASCAP), SESAC and Broadcast Music, Inc. (BMI) in the U.S.; Mechanical-Copyright Protection Society and The Performing Right Society ("MCPS/PRS") in the U.K.; The German Copyright Society in Germany ("GEMA") and the Japanese Society for Rights of Authors, Composers and Publishers in Japan ("JASRAC"). The societies pay a percentage (which is set in each country) of the performance royalties to the copyright owner(s) or administrators (i.e., the publisher(s)), and a percentage directly to the songwriter(s), of the composition. Thus, the publisher generally retains the performance royalties it receives other than any amounts attributable to co-publishers.

The music publishing market has proven to be more resilient than the recorded music market in recent years as revenue streams other than mechanical royalties are largely unaffected by piracy, and are benefiting from additional sources of income from digital exploitation of music in downloads and mobile ringtones. The worldwide professional music publishing market was estimated to have generated approximately $4.1 billion in revenues in 2008 according to figures contained in the May 28, 2009 issue of Music & Copyright. Trends in music publishing vary by royalty source:

- *Mechanical & Digital:* Although the decline in the physical business has begun to have an impact on mechanical royalties, this decline has been partly offset by the regular and predictable statutory increases in the mechanical royalty rate in the U.S. in the past, the increasing efficiency of local collection societies worldwide and the growth of new revenue sources such as mobile ringtones and legitimate online and mobile downloads.
- *Performance:* Continued growth in the performance royalties category is expected, largely driven by television advertising, live performance and online streaming and advertising royalties.
- *Synchronization:* We believe synchronization revenues have experienced strong growth in recent years and will continue to do so, benefiting from the proliferation of media channels, a recovery in advertising, robust videogames sales and growing DVD film sales/rentals.

In addition, major publishers have the opportunity to generate significant value by the acquisition of small publishers by extracting cost savings (as acquired libraries can be administered with little or no incremental cost) and by increasing revenues through more aggressive marketing efforts.

## Executive Officers of the Registrant

The following table sets forth information as to our executive officers as of November 20, 2009, together with their positions and ages.

| Name | Age | Position |
|---|---|---|
| Edgar Bronfman, Jr. | 54 | Chairman of the Board and CEO |
| Lyor Cohen | 50 | Vice Chairman, Warner Music Group Corp. and Chairman and CEO, Recorded Music—Americas and the U.K. |
| Michael D. Fleisher | 44 | Vice Chairman, Strategy and Operations |
| David H. Johnson | 63 | Chairman and CEO, Warner/Chappell Music |
| Mark Ansorge | 46 | Executive Vice President, Human Resources and Chief Compliance Officer |
| Steven Macri | 40 | Executive Vice President and Chief Financial Officer |
| Michael Nash | 52 | Executive Vice President, Digital Strategy and Business Development |
| Paul M. Robinson | 51 | Executive Vice President and General Counsel |
| Will Tanous | 40 | Executive Vice President and Chief Communications Officer |

Our executive officers are appointed by, and serve at the discretion of, the Board of Directors. Each executive officer is an employee of Warner Music Group or one of its subsidiaries. There are no family relationships among any executive officers of Warner Music Group. The following information provides a brief description of the business experience of each of our executive officers.

*Edgar Bronfman, Jr.*, 54, has served as our Chairman of the Board and CEO since March 1, 2004. Before joining Warner Music Group, Mr. Bronfman served as Chairman and CEO of Lexa Partners LLC, a management venture capital firm which he founded in April 2002. Prior to Lexa Partners, Mr. Bronfman was appointed Executive Vice Chairman of Vivendi Universal in December 2000. He resigned from his position as an executive officer of Vivendi Universal on December 6, 2001, resigned as an employee of Vivendi Universal on March 31, 2002, and resigned as Vice Chairman of Vivendi Universal's Board of Directors on December 2, 2003. Prior to the December 2000 formation of Vivendi Universal, Mr. Bronfman was President and CEO of The Seagram Company Ltd., a post he held since June 1994. During his tenure as the CEO of Seagram, he consummated $85 billion in transactions and transformed the company into one of the world's leading media and communications companies. From 1989 until June 1994, Mr. Bronfman served as President and COO of Seagram. Between 1982 and 1989, he held a series of senior executive positions for The Seagram Company Ltd. in the U.S. and in Europe. Mr. Bronfman serves on the Boards of InterActiveCorp, Accretive Health, Inc. and the New York University Langone Medical Center. He is also the Chairman of the Board of Endeavor Global, Inc. and is a Member of the J.P. Morgan Chase National Advisory Board and the Council on Foreign Relations. Mr. Bronfman also serves as general partner at Accretive, LLC, a private equity firm, and is Vice President of the Board of Trustees, The Collegiate School.

*Lyor Cohen*, 50, has served as the Vice Chairman, Warner Music Group Corp. and Chairman and CEO, Recorded Music—Americas and the U.K. since September 2008. Previously, Mr. Cohen was Chairman and CEO, Recorded Music North America from March 2008 to September 2008 and Chairman and CEO of U.S. Recorded Music since joining the company in March 1, 2004 to March 2008. From 2002 to 2004, Mr. Cohen was the Chairman and CEO of Universal Music Group's Island Def Jam Music Group. Mr. Cohen served as President of Def Jam from 1988 to 2002. Previously, Mr. Cohen served in various capacities at Rush Management, a hip-hop management company, which he founded with partner Russell Simmons. Mr. Cohen is widely credited with expanding Island Def Jam beyond its hip-hop roots to include a wider range of musical genres.

*Michael D. Fleisher*, 44, has served as our Vice Chairman, Strategy and Operations, since September 2008. Previously Mr. Fleisher was our Executive Vice President and Chief Financial Officer since joining the company on January 1, 2005 to September 2008. Prior to joining Warner Music Group, Mr. Fleisher was Chairman and Chief Executive Officer of Gartner, Inc. Mr. Fleisher joined Gartner in 1993 and served in several roles including Chief Financial Officer prior to being named CEO in 1999. Previous to Gartner, he was at Bain Capital. Mr. Fleisher holds a bachelor's degree from the Wharton School of the University of Pennsylvania.

*David H. Johnson*, 63, has served as the CEO of Warner/Chappell Music since December 2006. Mr. Johnson joined Warner Music Group in 1999. From 1999 to December 2006, Mr. Johnson held various positions with Warner Music Group, including Acting CEO of Warner/Chappell Music and Executive Vice President and General Counsel. Prior to joining Warner Music Group, Mr. Johnson spent nine years as Senior Vice President and General Counsel for Sony Music Entertainment. He also held several posts at CBS and was an associate in the law firm Mayer, Nussbaum, Katz & Baker. Mr. Johnson received a B.A. in political science from Yale University, a J.D. from the University of Pennsylvania Law School and an L.L.M. from New York University School of Law.

*Mark Ansorge*, 46, has served as our Executive Vice President, Human Resources and Chief Compliance Officer since August 2008. He was previously Warner Music Group's Senior Vice President and Deputy General Counsel and has held various other positions within the legal department since joining the company in 1992. Since the company's initial public offering in 2005, Mr. Ansorge has also served as Warner Music Group's Chief Compliance Officer. Prior to joining Warner Music Group he practiced law as an associate at Winthrop, Stimson, Putnam & Roberts (now known as Pillsbury Winthrop Shaw Pittman LLP). Mr. Ansorge holds a bachelor of science degree from Cornell University's School of Industrial and Labor Relations and a J.D. from Boston University School of Law.

*Steven Macri*, 40, has served as our Executive Vice President and Chief Financial Officer since September 2008. Previously, Mr. Macri was our Senior Vice President and Controller since joining the company in February 2005. Prior to joining Warner Music Group, he held the position of Vice President Finance at Thomson Learning (now Cengage Learning), which was a division of The Thomson Corporation. From 1998 to 2004, Mr. Macri held various financial and business development positions at Gartner, Inc. including SVP, Business Planning and Operations and SVP, Controller. Before joining Gartner, he held various positions in the accounting and finance departments of consumer packaged goods company Reckitt Benckiser. Mr. Macri began his career at Price Waterhouse LLP where he last served as a manager. Mr. Macri holds a bachelor of science degree from Syracuse University and an MBA from New York University Stern School of Business.

*Michael Nash*, 52, has served as our Executive Vice President, Digital Strategy and Business Development since June 2008. He was previously Warner Music Group's Senior Vice President, Digital Strategy and Business Development since February 1, 2000. Prior to joining Warner Music Group, Mr. Nash was Executive Director of the Madison Project, an industry-first secure digital music distribution trial (1999), CEO and founder of Inscape, an interactive entertainment and games publishing joint venture with Warner Music Group and HBO that won numerous product awards (1994 - 1997) and Director of the Criterion Collection, where he worked closely with directors and artists such as Robert Altman, David Bowie, Terry Gilliam, Louis Malle, Nicolas Roeg and John Singleton on numerous special edition laserdiscs, the forerunner of the DVD format (1991 - 1994).

*Paul M. Robinson*, 51, has served as our Executive Vice President and General Counsel since December 2006. Mr. Robinson joined Warner Music Group's legal department in 1995. From 1995 to December 2006, Mr. Robinson held various positions with Warner Music Group, including Acting General Counsel and Senior Vice President, Deputy General Counsel. Before joining Warner Music Group, Mr. Robinson was a partner in the New York City law firm Mayer, Katz, Baker, Leibowitz & Roberts. Mr. Robinson has a B.A. in English from Williams College and a J.D. from Fordham University School of Law.

*Will Tanous*, 40, has served as our Executive Vice President and Chief Communications Officer since May 2008. He was previously Warner Music Group's Senior Vice President, Corporate Communications and has held various positions at Warner Music Group since joining the company in 1993. Prior to joining Warner Music Group, Mr. Tanous held positions at Warner Music International and Geffen Records. He also served as president of two independent record labels. Mr. Tanous holds a B.A. from Georgetown University.

## WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Unless otherwise stated herein, these filings are not deemed to be incorporated by reference in this report. You may read and copy any documents filed by us at the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public through the SEC's website at *http://www.sec.gov*. Our common stock is listed on the NYSE under the symbol "WMG". You can inspect and copy reports, proxy statements and other information about us at the NYSE's offices at 20 Broad Street, New York, New York 10005. We also maintain an Internet site at *www.wmg.com.* We use our website as a channel of distribution of material company information. Financial and other material information regarding Warner Music Group is routinely posted on and accessible at *http://investors.wmg.com.* In addition, you may automatically receive email alerts and other information about Warner Music Group by enrolling your email by visiting the "email alerts" section at *http://investors.wmg.com.* We make available on our Internet website free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and any amendments to those reports as soon as practicable after we electronically file such reports with the SEC. In addition, copies of our (i) Corporate Governance Guidelines, (ii) charters for the Audit Committee, Compensation Committee and Executive, Nominating and Corporate Governance Committee and (iii) Code of Conduct which is applicable for all or our employees including our principal executive, financial and accounting officers, are available at our Internet site under "Investor Relations—Corporate Governance." Copies will be provided to any stockholder upon written request to Investor Relations, 75 Rockefeller Plaza, New York, New York 10019, via electronic mail at *Investor.Relations@wmg.com* or by contacting Investor Relations at (212) 275-2000. Our website and the information posted on it or connected to it shall not be deemed to be incorporated by reference into this report.

## ITEM 1A. RISK FACTORS

*You should carefully consider the following risks and other information in this report before making an investment decision with respect to shares of our common stock or any of our other securities. The risks and uncertainties described below may not be the only ones facing us. Additional risks and uncertainties that we do not currently know about or that we currently believe are immaterial may also adversely impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock or other securities could fall, and you may lose all or part of the money you paid to buy such securities.*

### Risks Related to our Business

**The recorded music industry has been declining and may continue to decline, which may adversely affect our prospects and our results of operations.**

The industry began experiencing negative growth rates in 1999 on a global basis and the worldwide recorded music market has contracted considerably. Illegal downloading of music, CD-R piracy, industrial piracy, economic recession, bankruptcies of record wholesalers and retailers, and growing competition for consumer discretionary spending and retail shelf space may all be contributing to a declining recorded music industry. Additionally, the period of growth in recorded music sales driven by the introduction and penetration of the CD format has ended. While CD sales still generate most of the recorded music revenues, CD sales continue to decline industry-wide and we expect that trend to continue. However, new formats for selling recorded music product have been created, including the legal downloading of digital music and the distribution of music on mobile devices and revenue streams from these new channels are beginning to emerge. These new digital revenue streams are important to offset declines in physical sales and represent the fastest growing area of our recorded music business. In addition, we are also taking steps to broaden our revenue mix into growing areas of the music business, including sponsorship, fan clubs, websites, merchandising, touring, ticketing and artist management. As our expansion into these new areas is recent, we cannot determine how our expansion into these new areas will impact our business. Despite the increase in digital sales and expanded rights revenues, revenues from these sources have yet to completely offset declining physical sales on a worldwide industry basis and it is too soon to determine the impact that sales of music through new channels might have on the industry or when the decline in physical sales might be offset by the increase in digital sales and other expanded rights revenues. Accordingly, the recorded music industry performance may continue to negatively impact our operating results. While it is believed within the recorded music industry that growth in digital sales will re-establish a growth pattern for recorded music sales, the timing of the recovery cannot be established with accuracy nor can it be determined how these changes will affect individual markets. A declining recorded music industry is likely to lead to reduced levels of revenue and operating income generated by our Recorded Music business. Additionally, a declining recorded music industry is also likely to have a negative impact on our Music Publishing business, which generates a significant portion of its revenues from mechanical royalties, from the sale of music in CD and other physical recorded music formats.

**Current uncertainty in global economic conditions could adversely affect our prospects and our results of operations.**

Current uncertainty in global economic conditions poses a risk to the overall economy as consumers and businesses may defer purchases in response to tighter credit and negative financial news, which could negatively affect product demand and other related matters. The current volatility and disruption to the capital and credit markets have reached unprecedented levels and have adversely impacted global economic conditions, resulting in significant recessionary pressures and lower consumer confidence and lower retail sales in general, which has negatively impacted our business. In addition, although we believe our cash provided by operations will provide us with sufficient liquidity through the current credit crisis, the impact of this crisis on our major customers and suppliers, including those who provide our manufacturing, packaging and physical distribution requirements, cannot be predicted and may be quite severe. The inability of major manufacturers to ship our products could impair our ability to meet delivery date requirements of our customers. A disruption of the ability of our significant customers to access liquidity could cause disruptions or an overall deterioration of their businesses which could lead to reductions in their future orders of our products or the failure on their part to meet their payment obligations to us. Consequently, demand could be different from our expectations due to factors including changes in business and economic conditions, including conditions in the credit market that could affect consumer confidence, customer acceptance of our and competitors' products, changes in the level of inventory at retailers and changes in the global advertising business, any of which could have a material adverse effect on our results.

**There may be downward pressure on our pricing and our profit margins and reductions in shelf space.**

There are a variety of factors that could cause us to reduce our prices and reduce our profit margins. They are, among others, price competition from the sale of motion pictures in DVD-Video format and videogames, the negotiating leverage of mass merchandisers, big-box retailers and distributors of digital music, the increased costs of doing business with mass merchandisers and big-box retailers as a result of complying with operating procedures that are unique to their needs and any changes in costs associated with new digital formats. In addition, we are currently dependent on a small number of leading online music stores, which allows them to significantly influence the prices we can charge in connection with the distribution of digital music. Over the course of the last decade, U.S. mass-market and other stores' share of U.S physical music sales has continued to grow. While we cannot predict how future competition will impact music retailers, as the music industry continues to transform it is possible that the share of music sales by mass-market retailers such as Wal-Mart and Target and online music stores such as Apple's iTunes will continue to grow as a result of the decline of specialty music retailers, which could further increase their negotiating leverage. Several large specialty music retailers, including Tower Records and Musicland, have filed for bankruptcy protection. The declining number of specialty music retailers may not only put pressure on profit margins, but could also impact catalog sales as mass-market retailers generally sell top chart albums only, with a limited range of back catalog. Recently, global economic conditions have led to a continued challenging retailer landscape which was most pronounced in the U.K., where EUK, Pinnacle and Zavvi have each gone into administration, which is similar to bankruptcy in the U.S. See "Risk Factors—We are substantially dependent on a limited number of online music stores, in particular Apple's iTunes Music Store, for the online sale of our music recordings and they are able to significantly influence the pricing structure for online music stores."

**Our prospects and financial results may be adversely affected if we fail to identify, sign and retain artists and songwriters and by the existence or absence of superstar releases and by local economic conditions in the countries in which we operate.**

We are dependent on identifying, signing and retaining recording artists with long-term potential, whose debut albums are well received on release, whose subsequent albums are anticipated by consumers and whose music will continue to generate sales as part of our catalog for years to come. The competition among record companies for such talent is intense. Competition among record companies to sell records is also intense and the marketing expenditures necessary to compete have increased as well. We are also dependent on signing and retaining songwriters who will write the hit songs of today and the classics of tomorrow. Our competitive position is dependent on our continuing ability to attract and develop talent whose work can achieve a high degree of public acceptance. Our financial results may be adversely affected if we are unable to identify, sign and retain such artists under terms that are economically attractive to us. Our financial results may also be affected by the existence or absence of superstar artist releases during a particular period. Some music industry observers believe that the number of superstar acts with long-term appeal, both in terms of catalog sales and future releases, has declined in recent years. Additionally, our financial results are generally affected by the worldwide economic and retail environment, as well as the appeal of our Recorded Music catalog and our Music Publishing library.

**We may have difficulty addressing the threats to our business associated with home copying and Internet downloading.**

The combined effect of the decreasing cost of electronic and computer equipment and related technology such as CD burners and the conversion of music into digital formats have made it easier for consumers to create unauthorized copies of our recordings in the form of, for example, "burned" CDs and MP3 files. For example, about 95% of the music downloaded in 2008, or more than 40 billion files, was illegal and not paid for, according to the IFPI 2009 Digital Music Report. In addition, while growth of music-enabled mobile consumers offers distinct opportunities for music companies such as ours, it also opens the market up to certain risks from behaviors such as "sideloading" of unauthorized content and illegitimate user-created ringtones. A substantial portion of our revenue comes from the sale of audio products that are potentially subject to unauthorized consumer copying and widespread digital dissemination without an economic return to us. The impact of digital piracy on legitimate music sales is hard to quantify but we believe that illegal file-sharing has a substantial negative impact on music sales. We are working to control this problem through further litigation, by lobbying governments for new, stronger copyright protection laws and more stringent enforcement of current laws, through graduated response programs achieved through cooperation with ISPs and legislation being advanced or considered in many countries, through technological measures and by establishing legitimate new media business models. We cannot give any assurances that such measures will be effective. If we fail to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favor (or if judicial decisions are not in our favor), if we are unsuccessful in our efforts to lobby governments to enact and enforce stronger legal penalties for copyright infringement or if we fail to develop effective means of protecting our intellectual property (whether copyrights or other rights such as patents, trademarks and trade secrets) or our entertainment-related products or services, our results of operations, financial position and prospects may suffer.

**Organized industrial piracy may lead to decreased sales.**

The global organized commercial pirate trade is a significant threat to the music industry. The IIPA estimates that trade losses due to physical piracy of records and music in 47 key countries/territories around the world with copyright protection and/or enforcement deficiencies totaled $2 billion in 2008. Unauthorized copies and piracy have contributed to the decrease in the volume of legitimate sales and put pressure on the price of legitimate sales. They have had, and may continue to have, an adverse effect on our business.

**Our involvement in intellectual property litigation could adversely affect our business.**

Our business is highly dependent upon intellectual property, an area that has encountered increased litigation in recent years. If we are alleged to infringe the intellectual property rights of a third party, any litigation to defend the claim could be costly and would divert the time and resources of management, regardless of the merits of the claim. There can be no assurance that we would prevail in any such litigation. If we were to lose a litigation relating to intellectual property, we could be forced to pay monetary damages and to cease the sale of certain products or the use of certain technology. Any of the foregoing may adversely affect our business.

**Due to the nature of our business, our results of operations and cash flows may fluctuate significantly from period to period.**

Our net sales, operating income and profitability, like those of other companies in the music business, are largely affected by the number and quality of albums that we release or that include musical compositions published by us, timing of our release schedule and, more importantly, the consumer demand for these releases. We also make advance payments to recording artists and songwriters, which impact our operating cash flows. The timing of album releases and advance payments is largely based on business and other considerations and is made without regard to the timing of the release of our financial results. We report results of operations quarterly and our results of operations and cash flows in any reporting period may be materially affected by the timing of releases and advance payments, which may result in significant fluctuations from period to period.

**We may be unable to compete successfully in the highly competitive markets in which we operate and we may suffer reduced profits as a result.**

The industry in which we operate is highly competitive, is based on consumer preferences and is rapidly changing. Additionally, the music industry requires substantial human and capital resources. We compete with other recorded music companies and music publishers to identify and sign new recording artists and songwriters who subsequently achieve long-term success and to renew agreements with established artists and songwriters. In addition, our competitors may from time to time reduce their prices in an effort to expand market share and introduce new services, or improve the quality of their products or services. We may lose business if we are unable to sign successful recording artists or songwriters or to match the prices or the quality of products and services, offered by our competitors. Our Recorded Music business competes not only with other recorded music companies, but also with the recorded music efforts of live events companies and artists who may chose to distribute their own works. Our Music Publishing business competes not only with other music publishing companies, but also with songwriters who publish their own works. Our Recorded Music business is to a large extent dependent on technological developments, including access to and selection and viability of new technologies, and is subject to potential pressure from competitors as a result of their technological developments. For example, our Recorded Music business may be further adversely affected by technological developments that facilitate the piracy of music, such as Internet peer-to-peer file-sharing and CD-R activity, by an inability to enforce our intellectual property rights in digital environments and by a failure to develop successful business models applicable to a digital environment. The Recorded Music business also faces competition from other forms of entertainment and leisure activities, such as cable and satellite television, pre-recorded films on videocassettes and DVD, the Internet and computer and videogames.

**Our business operations in some countries subject us to trends, developments or other events in foreign countries which may affect us adversely.**

We are a global company with strong local presences, which have become increasingly important as the popularity of music originating from a country's own language and culture has increased in recent years. Our mix of national and international recording artists and songwriters provides a significant degree of diversification for our music portfolio. However, our creative content does not necessarily enjoy universal appeal. As a result, our results can be affected not only by general industry trends, but also by trends, developments or other events in individual countries, including:

- limited legal protection and enforcement of intellectual property rights;
- restrictions on the repatriation of capital;
- fluctuations in interest and foreign exchange rates;
- differences and unexpected changes in regulatory environment, including environmental, health and safety, local planning, zoning and labor laws, rules and regulations;
- varying tax regimes which could adversely affect our results of operations or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by subsidiaries and joint ventures;
- exposure to different legal standards and enforcement mechanisms and the associated cost of compliance;
- difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;
- tariffs, duties, export controls and other trade barriers;
- longer accounts receivable settlement cycles and difficulties in collecting accounts receivable;
- recessionary trends, inflation and instability of the financial markets;
- higher interest rates; and
- political instability.

We may not be able to insure or hedge against these risks, and we may not be able to ensure compliance with all of the applicable regulations without incurring additional costs. Furthermore, financing may not be available in countries with less than investment-grade sovereign credit ratings. As a result, it may be difficult to create or maintain profit-making operations in developing countries.

In addition, our results can be affected by trends, developments and other events in individual countries. There can be no assurance that in the future other country-specific trends, developments or other events will not have such a significant adverse effect on our business, results of operations or financial condition. Unfavorable conditions can depress sales in any given market and prompt promotional or other actions that affect our margins.

**Our business may be adversely affected by competitive market conditions and we may not be able to execute our business strategy.**

We intend to increase revenues and cash flow through a business strategy which requires us, among other things, to continue to maximize the value of our music assets, to significantly reduce costs to maximize flexibility and adjust to new realities of the market, to continue to act to contain digital piracy and to diversify our revenue streams into growing segments of the music business by entering into expanded-rights deals with recording artists and by operating our artist services businesses and to capitalize on digital distribution and emerging technologies.

Each of these initiatives requires sustained management focus, organization and coordination over significant periods of time. Each of these initiatives also requires success in building relationships with third parties and in anticipating and keeping up with technological developments and consumer preferences and may involve the implementation of new business models or distribution platforms. The results of our strategy and the success of our implementation of this strategy will not be known for some time in the future. If we are unable to implement our strategy successfully or properly react to changes in market conditions, our financial condition, results of operations and cash flows could be adversely affected.

**Our ability to operate effectively could be impaired if we fail to attract and retain our executive officers.**

Our success depends, in part, upon the continuing contributions of our executive officers. Although we have employment agreements with our executive officers, there is no guarantee that they will not leave. The loss of the services of any of our executive officers or the failure to attract other executive officers could have a material adverse effect on our business or our business prospects.

**Legitimate channels for digital distribution of our creative content are a recent development, and their impact on our business is unclear and may be adverse.**

We have positioned ourselves to take advantage of online and mobile technology as a sales distribution channel and believe that the development of legitimate channels for digital music distribution holds promise for us in the future. Digital revenue streams of all kinds are important to offset continued declining revenues from physical CD sales industry-wide over time. However, legitimate channels for digital distribution are a recent development and we cannot predict their impact on our business. In digital formats, certain costs associated with physical products such as manufacturing, distribution, inventory and return costs do not apply. While there are some digital-specific variable costs and infrastructure investments necessary to produce, market and sell music in digital formats, we believe it is reasonable to expect that we will generally derive a higher contribution margin from digital sales than physical sales. However, we cannot be sure that we will generally continue to achieve higher margins from digital sales. Any legitimate digital distribution channel that does develop may result in lower or less profitable sales for us than comparable physical sales. In addition, the transition to greater sales through digital channels introduces uncertainty regarding the potential impact of the "unbundling" of the album on our business. It remains unclear how consumer behavior will continue to change when customers are faced with more opportunities to purchase only favorite tracks from a given album rather than the entire album. In addition, if piracy continues unabated and legitimate digital distribution channels fail to gain consumer acceptance, our results of operations could be harmed. Furthermore, as new distribution channels continue to develop, we have to implement systems to process royalties on these new revenue streams. If we are not able to successfully expand our processing capability or introduce technology to allow us to determine and pay royalty amounts due in a timely manner, we may experience delays or reduced accuracy as we increase the volume of our digital sales, which could have a negative effect on our relationships with artists and brand identity.

**We are substantially dependent on a limited number of online music stores, in particular Apple's iTunes Music Store, for the online sale of our music recordings and they are able to significantly influence the pricing structure for online music stores.**

We derive an increasing portion of our revenues from sales of music through digital distribution channels. We are currently dependent on a small number of leading online music stores that sell consumers digital music. Currently, the largest U.S. online music store, iTunes, charges U.S. consumers prices ranging from $0.69 to $1.29 per single-track download. We have limited ability to increase our wholesale prices to digital service providers for digital downloads as we believe Apple's iTunes controls more than two-thirds of the legitimate digital music track download business. If iTunes were to adopt a lower pricing model or if there were structural change to other download pricing models, we may receive substantially less per download for our music, which could cause a material reduction in our revenues, unless it is offset by a corresponding increase in the number of downloads. Additionally, Apple's iTunes and other online music stores at present accept and make available for sale all the recordings that we and other distributors deliver to them. However, if online stores in the future decide to limit the types or amount of music they will accept from music content owners like us, our revenues could be significantly reduced.

**A significant portion of our Music Publishing revenues is subject to rate regulation either by government entities or by local third-party collection societies throughout the world and rates on other income streams may be set by arbitration proceedings, which may limit our profitability.**

Mechanical royalties and performance royalties are the two largest sources of income to our Music Publishing business and mechanical royalties are a significant expense to our Recorded Music business. In the U.S., mechanical rates are set pursuant to an arbitration process under the U.S. Copyright Act unless rates are determined through voluntary industry negotiations and performance rates are set by performing rights societies and subject to challenge by performing rights licensees. Outside the U.S., mechanical and performance rates are typically negotiated on an industry-wide basis. The mechanical and performance rates set pursuant to such processes may adversely affect us by limiting our ability to increase the profitability of our Music Publishing business. If the mechanical rates are set too high it may also adversely affect us by limiting our ability to increase the profitability of our Recorded Music business. In addition, rates our Recorded Music business receives in the U.S. for, among other sources of income and potential income, webcasting and satellite radio are set by an arbitration process under the U.S. Copyright Act unless rates are determined through voluntary industry negotiations. It is important as sales shift from physical to diversified distribution channels that we receive fair value for all of the uses of our intellectual property as our business model now depends upon multiple revenue streams from multiple sources. If the rates for Recorded Music income sources that are established through legally prescribed rate-setting processes are set too low, it could have a material adverse impact on our Recorded Music business or our business prospects.

**An impairment in the carrying value of goodwill or other intangible and long-lived assets could negatively affect our operating results and shareholders' equity.**

On September 30, 2009, we had $1.040 billion of goodwill and $100 million of indefinite-lived intangible assets. Financial Accounting Standards Codification ("ASC") Topic 350, Intangibles—Goodwill and other ("ASC 350") requires that we test these assets for impairment annually (or more frequently should indications of impairment arise) by estimating the fair value of each of our reporting units (calculated using a discounted cash flow method) and comparing that value to the reporting units' carrying value. If the carrying value exceeds the fair value, there is a potential impairment and additional testing must be performed. In performing our annual tests and determining whether indications of impairment exist, we consider numerous factors including actual and projected operating results of each reporting unit, external market factors such as market prices for similar assets, the market capitalization of our stock, and trends in the music industry. We tested our goodwill and other indefinite-lived intangible assets for impairment in the fourth quarter of fiscal 2009 and concluded that such assets were not impaired. We continue to believe that conclusion is appropriate. However, future events may occur that could adversely affect the estimated fair value of our reporting units. Such events may include, but are not limited to, strategic decisions made in response to changes in economic and competitive conditions and the impact of the economic environment on our operating results. Failure to achieve sufficient levels of cash flow at our reporting units could also result in impairment charges on goodwill and indefinite-lived intangible assets. If the value of the acquired goodwill or acquired indefinite-lived intangible assets is impaired, our operating results and shareholders' deficit could be adversely affected.

We also had $1.317 billion of definite-lived intangible assets at September 30, 2009. FASB ASC Topic 360-10-35, ("ASC 360-10-35") requires companies to review these assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If similar events occur as enumerated above such that we believe indicators of impairment are present, we would test for recoverability by comparing the carrying value of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount, we would perform the next step, which is to determine the fair value of the asset, which could result in an impairment charge. Any impairment charge recorded would negatively affect our operating results and shareholders' deficit.

**Unfavorable currency exchange rate fluctuations could adversely affect our results of operations.**

The reporting currency for our financial statements is the U.S. dollar. We have substantial assets, liabilities, revenues and costs denominated in currencies other than U.S. dollars. To prepare our consolidated financial statements, we must translate those assets, liabilities, revenues and expenses into U.S. dollars at then-applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar versus other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period. Prior to intersegment eliminations, approximately 56% of our revenues related to operations in foreign territories for the fiscal year ended September 30, 2009. From time to time, we enter into foreign exchange contracts to hedge the risk of unfavorable foreign currency exchange rate movements. As of September 30, 2009, we have hedged a portion of our material foreign currency exposures related to royalty payments remitted between our foreign affiliates and our U.S. affiliates for the next fiscal year.

**We may not have full control and ability to direct the operations we conduct through joint ventures and we do not control minority (equity and cost-method) investments.**

We currently have interests in a number of joint ventures and may in the future enter into further joint ventures as a means of conducting our business. In addition, we structure certain of our relationships with recording artists and songwriters as joint ventures. We may not be able to fully control the operations and the assets of our joint ventures, and we may not be able to make major decisions or may not be able to take timely actions with respect to our joint ventures unless our joint venture partners agree.

We also have several equity and cost-method investments. We have invested in privately held companies, some of which are in the startup or development stages. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. We do not control these investments and could lose some or all of our investment in these entities. During the fiscal year ended September 30, 2009, we wrote down $11 million and wrote off $18 million of our cost-method investments, an aggregate of $29 million of write-offs. As of September 30, 2009, we had $13 million of cost-method investments remaining on our balance sheet. Our evaluation of investments in private companies is based on the fundamentals of the business, including, among other factors, the nature of their technologies and potential for financial returns.

**The enactment of legislation limiting the terms by which an individual can be bound under a "personal services" contract could impair our ability to retain the services of key artists.**

California Labor Code Section 2855 ("Section 2855") limits the duration of time any individual can be bound under a contract for "personal services" to a maximum of seven years. In 1987, Subsection (b) was added, which provides a limited exception to Section 2855 for recording contracts, creating a damages remedy for record companies. Legislation was introduced in New York in April 2009 to create a statute similar to Section 2855 to limit contracts between artists and record companies to a term of seven years which term may be reduced to three years if the artist was not represented in the negotiation and execution of such contracts by qualified counsel experienced with entertainment industry law and practices, potentially affecting the duration of artist contracts. There is no assurance that California will not introduce legislation in the future seeking to repeal Subsection (b). The repeal of Subsection (b) of Section 2855 and/or the passage of legislation similar to Section 2855 by other states could materially affect our results of operations and financial position.

**We face a potential loss of catalog if it is determined that recording artists have a right to recapture rights in their recordings under the U.S. Copyright Act.**

The U.S. Copyright Act provides authors (or their heirs) a right to terminate U.S. licenses or assignments of rights in their copyrighted works. This right does not apply to works that are "works made for hire." Since the effective date of U.S. copyright liability for sound recordings (February 15, 1972), virtually all of our agreements with recording artists provide that such recording artists render services under an employment-for-hire relationship. A termination right exists under the U.S. Copyright Act for U.S. rights in musical compositions that are not "works made for hire." If any of our commercially available sound recordings were determined not to be "works made for hire," then the recording artists (or their heirs) could have the right to terminate the U.S. rights they granted to us, generally during a five-year period starting at the end of 35 years from the date of a post-1977 license or assignment (or, in the case of a pre-1978 grant in a pre-1978 recording, generally during a five-year period starting either at the end of 56 years from the date of copyright or on January 1, 1978, whichever is later). A termination of U.S. rights could have an adverse effect on our Recorded Music business. From time to time, authors (or their heirs) can terminate our U.S. rights in musical compositions. However, we believe the effect of those terminations is already reflected in the financial results of our Music Publishing business.

**If we acquire or invest in other businesses, we will face certain risks inherent in such transactions.**

We may acquire, make investments in, or enter into strategic alliances or joint ventures with, companies engaged in businesses that are similar or complementary to ours. If we make such acquisitions or investments or enter into strategic alliances, we will face certain risks inherent in such transactions. For example, gaining regulatory approval for significant acquisitions or investments could be a lengthy process and there can be no assurance of a successful outcome and we could increase our leverage in connection with acquisitions or investments. We could face difficulties in managing and integrating newly acquired operations. Additionally, such transactions would divert management resources and may result in the loss of recording artists or songwriters from our rosters. If we invest in companies involved in new businesses or develop our own new business opportunities, we will need to integrate and effectively manage these new businesses before any new line of business can become successful, and as such the progress and success of any new business is uncertain. In addition, investments in new business may result in an increase in capital expenditures to build infrastructure to support our new initiatives. We cannot assure you that if we make any future acquisitions, investments, strategic alliances or joint ventures that they will be completed in a timely manner, that they will be structured or financed in a way that will enhance our credit-worthiness or that they will meet our strategic objectives or otherwise be successful. We also may not be successful in implementing appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these transactions. Failure to effectively manage any of these transactions could result in material increases in costs or reductions in expected revenues, or both. In addition, if any new business in which we invest or which we attempt to develop does not progress as planned, we may not recover the funds and resources we have expended and this could have a negative impact on our businesses or our company as a whole.

**We have engaged in substantial restructuring activities in the past, and may need to implement further restructurings in the future and our restructuring efforts may not be successful.**

The recorded music industry continues to undergo substantial change. These changes continue to have a substantial impact on our business. See "The recorded music industry has been declining and may continue to decline, which may adversely affect our prospects and our results of operations." Following the Acquisition, we implemented a broad restructuring plan in order to adapt our cost structure to the changing economics of the music industry. We continue to shift resources from our physical sales channels to efforts focused on digital distribution, emerging technologies and other new revenue streams.

We cannot be certain that we will not be required to implement further restructuring activities, make additions or other changes to our management or workforce based on other cost reduction measures or changes in the markets and industry in which we compete. Our inability to structure our operations based on evolving market conditions could impact our business. Restructuring activities can create unanticipated consequences and negative impacts on the business, and we cannot be sure that any future restructuring efforts will be successful.

**We are outsourcing our information technology infrastructure and certain finance and accounting functions and may outsource other back-office functions, which will make us more dependent upon third parties.**

In an effort to make our information technology, or IT, more efficient and increase our IT capabilities and reduce potential disruptions, as well as generate cost savings, we signed a contract during the first quarter of fiscal 2009 with a third-party service provider to outsource a significant portion of our IT infrastructure functions. This outsourcing initiative is a component of our ongoing strategy to monitor our costs and to seek additional cost savings. We incurred both transition costs and one-time employee termination costs during fiscal 2009 associated with this outsourcing initiative. As a result, we rely on third parties to ensure that our IT needs are sufficiently met. This reliance subjects us to risks arising from the loss of control over IT processes, changes in pricing that may affect our operating results, and potentially, termination of provisions of these services by our supplier. In addition, in an effort to make our finance and accounting functions more efficient, as well as generate cost savings, we signed a contract during the third quarter of fiscal 2009 with a third-party service provider to outsource certain finance and accounting functions. A failure of our service providers to perform may have a significant adverse effect on our business. We may outsource other back-office functions in the future, which would increase our reliance on third parties.

**We are controlled by entities that may have conflicts of interest with us.**

THL, Bain Capital and Providence Equity (collectively, the "Current Investor Group") control a majority of our common stock on a fully diluted basis. In addition, representatives of the Current Investor Group occupy substantially all of the seats on our Board of Directors and pursuant to a stockholders agreement, have the right to appoint all of the independent directors to our board. As a result, the Current Investor Group has the ability to control our policies and operations, including the appointment of management, the entering into of mergers, acquisitions, sales of assets, divestitures and other extraordinary transactions, future issuances of our common stock or other securities, the payments of dividends, if any, on our common stock, the incurrence of debt by us and the amendment of our certificate of incorporation and Bylaws. The Current Investor Group has the ability to prevent any transaction that requires the approval of our Board of Directors or the stockholders regardless of whether or not other members of our Board of Directors or stockholders believe that any such transaction is in their own best interests. For example, the Current Investor Group could cause us to make acquisitions that increase our indebtedness or to sell revenue-generating assets. Additionally, the Current Investor Group is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Current Investor Group may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as the Current Investor Group continues to hold a majority of our outstanding common stock, they will be entitled to nominate a majority of our Board of Directors, and will have the ability to effectively control the vote in any election of directors. In addition, so long as the Current Investor Group continues to own a significant amount of our equity, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions.

**Our reliance on one company for the manufacturing, packaging and physical distribution of our products in North America and Europe could have an adverse impact on our ability to meet our manufacturing, packaging and physical distribution requirements.**

Cinram is currently our exclusive supplier of manufacturing, packaging and physical distribution services in North America and most of Europe. Accordingly, our continued ability to meet our manufacturing, packaging and physical distribution requirements in those territories depends largely on Cinram's continued successful operation in accordance with the service level requirements mandated by us in our service agreements. If, for any reason, Cinram were to fail to meet contractually required service levels, we would have difficulty satisfying our commitments to our wholesale and retail customers, which could have an adverse impact on our revenues. Even though our agreements with Cinram give us a right to terminate based upon failure to meet mandated service levels, and there are several capable substitute suppliers, it might be difficult for us to switch to substitute suppliers for any such services, particularly in the short term, and the delay and transition time associated with finding substitute suppliers could also have an adverse impact on our revenues.

On March 13, 2007, we entered into amendments to our existing manufacturing, packaging and physical distribution arrangements with Cinram for our physical products in North America and most of Europe. Cinram will remain our exclusive supplier of manufacturing, packaging and physical distribution services in North America and most of Europe. The terms of the Cinram agreements remain substantially the same as the terms of the original agreements. We believe that the terms of these agreements, as amended, continue to reflect market rates. The agreements, as amended, now expire on December 31, 2010.

**We may be materially and adversely affected by the formation of Live Nation Entertainment.**

On February 10, 2009, Live Nation and Ticketmaster Entertainment announced a proposed merger to form Live Nation Entertainment. The Live Nation-Ticketmaster merger has attracted intense scrutiny and is being reviewed by the U.S. Department of Justice, several State Attorneys General (including New York, California, Illinois, Florida and Massachusetts) and the U.K., where it has been referred to the Monopolies and Mergers Commission for a more detailed investigation. The merger would combine the world's largest online ticketing, concert promotion and management companies including Front Line Management. The combined entity would control venues, ticketing and ancillary revenues derived from concerts, and in some cases would act as a record label as part of the expanded-rights deals Live Nation has signed with several artists. If this transaction is permitted to close, we cannot predict what impact it might have on us.

## Risks Related to our Leverage

**Our substantial leverage on a consolidated basis could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under our indebtedness.**

We are highly leveraged. As of September 30, 2009, our total consolidated indebtedness was $1.939 billion.

Our high degree of leverage could have important consequences for our investors, including:

- making it more difficult for us and our subsidiaries to make payments on indebtedness;
- increasing our vulnerability to general economic and industry conditions;

- requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;
- limiting our ability and the ability of our subsidiaries to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and
- limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our indentures relating to our outstanding notes. If new indebtedness is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

**We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.**

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

While we currently have sufficient cash to make scheduled interest payments, in the future WMG Holdings Corp. ("Holdings"), our immediate subsidiary, also may rely on our indirect subsidiary WMG Acquisition Corp. ("Acquisition Corp.") and its subsidiaries to make payments on its borrowings. If Acquisition Corp. does not dividend funds to Holdings in an amount sufficient to make such payments, Holdings may default under the indenture governing its borrowings, which would result in all such notes becoming due and payable. Because Acquisition Corp.'s debt agreements have covenants that limit its ability to make payments to Holdings, Holdings may not have access to funds in an amount sufficient to service its indebtedness.

**Our debt agreements contain restrictions that limit our flexibility in operating our business.**

The indentures governing our outstanding notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability, Holdings' ability and the ability of our restricted subsidiaries to, among other things:

- incur additional indebtedness or issue certain preferred shares;
- pay dividends on or make distributions in respect of our common stock or make other restricted payments;
- make certain investments;
- sell certain assets;
- create liens on certain indebtedness without in certain cases securing the applicable indebtedness;
- consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
- enter into certain transactions with our affiliates; and
- designate our subsidiaries as unrestricted subsidiaries.

All of these restrictions could affect our ability to operate our business or may limit our ability to take advantage of potential business opportunities as they arise.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments in recording artists and songwriters, capital expenditures or dividends, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The indentures governing our outstanding notes restrict our ability to dispose of assets and use the proceeds from dispositions. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

**A reduction in our credit ratings could impact our cost of capital.**

Although reductions in our debt ratings may not have an immediate impact on the cost of debt or our liquidity, they may impact the cost of debt and liquidity over the medium term and future access at a reasonable rate to the debt markets may be adversely impacted.

## Risks Related to our Common Stock

**We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.**

The Current Investor Group controls a majority of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, a group, or another company is a "controlled company" and may elect not to comply with certain NYSE corporate governance requirements, as applicable, including (1) the requirement that a majority of the Board of Directors consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (4) the requirement that we perform an annual performance evaluation of the nominating/corporate governance committee and compensation committee. We are utilizing and intend to continue to utilize these exemptions while we are a controlled company. As a result, we will not have a majority of independent directors and neither our nominating and corporate governance committee, which also serves as our executive committee, nor our compensation committee will consist entirely of independent directors. While our executive, governance and nominating committee and compensation committee have charters that comply with NYSE requirements, we are not required to maintain those charters. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

**Future sales of our shares could depress the market price of our common stock.**

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of September 30, 2009, we had approximately 154.6 million shares of common stock outstanding. Approximately 93.3 million shares are held by the Current Investor Group and are eligible for resale from time to time, subject to contractual and Securities Act restrictions. The Current Investor Group has the ability to cause us to register the resale of their shares and certain other holders of our common stock, including members of our management and certain other parties that have piggyback registration rights, will be able to participate in such registration. In addition, in 2005, we registered approximately 8.3 million shares of restricted common stock and approximately 8.4 million shares underlying options issued and securities that may be issued in the future pursuant to our benefit plans and arrangements on registration statements on Form S-8. Shares registered on these registration statements on Form S-8 may be sold as provided in the respective registration statements on Form S-8. In April 2008, we registered an additional 16.5 million shares underlying options issued, and securities that might be issued in the future pursuant to our benefit plans and arrangements, on an additional Form S-8.

**The market price of our common stock may be volatile, which could cause the value of your investment to decline.**

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or potential conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of securities analysts and investors, and in response, the market price of our common stock could decrease significantly. As a result, the market price of our common stock could decline below the price at which you purchase it. You may be unable to resell your shares of our common stock at or above such price. Among the other factors that could affect our stock price are:

- actual or anticipated variations in operating results;
- changes in dividend policy or our intentions to deploy our capital, including any decisions to repurchase our debt or common stock;
- changes in financial estimates or investment recommendations by research analysts;
- actual or anticipated changes in economic, political or market conditions, such as recessions or international currency fluctuations;
- actual or anticipated changes in the regulatory environment affecting the music industry;
- changes in the retailing environment;
- changes in the market valuations of other content on media companies or diversified media companies that are also engaged in some of the business in which we are engaged that may be deemed our peers; and
- announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives.

See "Risk Factors—Due to the nature of our business, our results of operations and cash flows may fluctuate significantly from period to period." In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which could significantly harm our profitability and reputation.

**Provisions in our Charter and amended and restated bylaws and Delaware law may discourage a takeover attempt.**

Provisions contained in our Charter and amended and restated bylaws ("Bylaws") and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our Charter and Bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. For example, our Charter authorizes our Board of Directors to issue up to 100,000,000 preferred shares and determine the rights including vesting rights, preferences, privileges, qualifications, limitations, and restrictions of unissued series of preferred stock, without any vote or action by our shareholders. Thus, our Board of Directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

We own studio and office facilities and also lease certain facilities in the ordinary course of business. Our executive offices are located at 75 Rockefeller Plaza, New York, NY 10019. We have a ten-year lease ending on July 31, 2014 for our headquarters at 75 Rockefeller Plaza, New York, New York 10019. We also have a long-term lease ending on December 31, 2019, for office space in a building located at 3400 West Olive Avenue, Burbank, California 91505, used primarily by our Recorded Music business, and another lease ending on June 30, 2012 for office space at 1290 Avenue of the Americas, New York, New York 10104, used primarily by our Recorded Music business. We also have a five-year lease ending on April 30, 2013 for office space at 10585 Santa Monica Boulevard, Los Angeles, California 90025, used primarily by our Music Publishing business. We consider our properties adequate for our current needs.

## ITEM 3. LEGAL PROCEEDINGS

### Litigation

*Pricing of Digital Music Downloads*

On December 20, 2005 and February 3, 2006, the Attorney General of the State of New York served the Company with requests for information in connection with an industry-wide investigation as to whether the practices of industry participants concerning the pricing of digital music downloads violate Section 1 of the Sherman Act, New York State General Business Law §§ 340 et seq., New York Executive Law §63(12), and related statutes. On February 28, 2006, the Antitrust Division of the U.S. Department of Justice served the Company with a request for information in the form of a Civil Investigative Demand as to whether its activities relating to the pricing of digitally downloaded music violate Section 1 of the Sherman Act. We have provided documents and other information in response to these requests and intend to continue to fully cooperate with the New York Attorney General's and Department of Justice's industry-wide inquiries. Subsequent to the announcements of the above governmental investigations, more than thirty putative class action lawsuits concerning the pricing of digital music downloads have been filed. On August 15, 2006, the Judicial Panel on Multidistrict Litigation consolidated these actions for pre-trial proceedings in the Southern District of New York. The consolidated amended complaint, filed on April 13, 2007, alleges conspiracy among record companies to delay the release of their content for digital distribution, inflate their pricing of CDs and fix prices for digital downloads. The complaint seeks unspecified compensatory, statutory and treble damages. All defendants, including us, filed a motion to dismiss the consolidated amended complaint on July 30, 2007. On October 9, 2008, the District Court issued an order dismissing the case as to all defendants, including us. On November 20, 2008, plaintiffs filed a Notice of Appeal from the order of the District Court to the Circuit Court for the Second Circuit. Oral argument took place before the Second Circuit Court of Appeals on September 21, 2009. No decision has been issued. The Company intends to continue to defend against these lawsuits, including the appeal, vigorously, but is unable to predict the outcome of these suits. Any litigation the Company may become involved in as a result of the inquiries of the Attorney General and Department of Justice, regardless of the merits of the claim, could be costly and divert the time and resources of management.

*Other Matters*

In addition to the matter discussed above, we are involved in other litigation arising in the normal course of our business. Management does not believe that any legal proceedings pending against us will have, individually, or in the aggregate, a material adverse effect on our business. However, we cannot predict with certainty the outcome of any litigation or the potential for future litigation. Regardless of the outcome, litigation can have an adverse impact on us, including our brand value, because of defense costs, diversion of management resources and other factors.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders of Warner Music Group Corp. during the fourth quarter of fiscal 2009.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Warner Music Group Corp.'s common stock is listed on the New York Stock Exchange under the symbol "WMG." The following table presents the high and low closing prices for the common stock on the New York Stock Exchange during the periods indicated and the dividends declared during such periods:

| | High | Low | Dividends Paid |
|---|---|---|---|
| 2008: | | | |
| First Quarter | $11.29 | $5.97 | $0.13 |
| Second Quarter | $ 8.74 | $4.75 | $0.13 |
| Third Quarter | $ 9.05 | $5.35 | — |
| Fourth Quarter | $ 8.77 | $6.84 | — |
| 2009: | | | |
| First Quarter | $ 7.37 | $2.36 | — |
| Second Quarter | $ 3.47 | $1.68 | — |
| Third Quarter | $ 7.74 | $2.55 | — |
| Fourth Quarter | $ 6.02 | $3.90 | — |

As of September 30, 2009 there were 48 registered holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders. We believe there are more than 8,000 beneficial holders of our common stock. The closing price of the common stock on the New York Stock Exchange on November 20, 2009, was $6.80.

### Repurchases of Equity Securities During 2009

The following table provides information about purchases by us during the fiscal year ended September 30, 2009 of equity securities that are registered by us pursuant to Section 12 of the Securities Act:

**Issuer Purchases of Equity Securities**

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| 9/1/09-9/30/09 | 5,125(1) | $4.50 | — | — |
| Total | 5,125 | $4.50 | — | — |

(1) Reflects shares of common stock withheld from restricted stock that vested during fiscal year 2009 that were surrendered to the Company to satisfy withholding tax requirements related to the vesting of the awards. The value of these shares was determined based on the closing price of our common stock on the date of vesting.

### Sales of Unregistered Securities During the Fourth Quarter of Fiscal 2009

None.

**Dividend Policy**

We have discontinued our previous policy of paying a regular quarterly dividend. On February 29, 2008, we paid our final quarterly dividend of $0.13 per share under the now discontinued policy. We currently intend to retain future earnings to build cash on the balance sheet and invest in our business, particularly in A&R. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors our Board of Directors may deem relevant.

The amounts available to us to pay any future cash dividends will be restricted by the indentures governing our outstanding notes, including the indenture governing the outstanding 9.5% Senior Discount Notes due 2014 of Holdings, the indenture governing Acquisition Corp's 9.5% Senior Secured Notes due 2016 and the indenture governing Acquisition Corp.'s 7.375% Senior Subordinated Dollar Notes due 2014 and 8.125% Senior Subordinated Sterling Notes due 2014. The indentures governing the Holdings Discount Notes and the Acquisition Corp. Senior Secured Notes and Senior Subordinated Notes limit the ability of Holdings, Acquisition Corp. and their subsidiaries to pay dividends to us. However, the indenture governing the Acquisition Corp. Senior Secured Notes allows distributions not in excess of $90 million in any fiscal year which could be applied to pay regular quarterly cash dividends to holders of our common stock. In addition, under such indentures, generally our subsidiaries may pay dividends or make other restricted payments depending on a formula based on 50% of consolidated net income as defined in our indentures. Furthermore, Acquisition Corp. and Holdings may also make restricted payments of up to $50 million under the indenture governing the Acquisition Corp. Senior Secured Notes, $45 million under the indenture governing the Acquisition Corp. Senior Subordinated Notes and $75 million under the indenture governing the Holdings Discount Notes without regard to any such provisions. The Holdings indenture also permits Holdings to dividend up to 6% per annum from proceeds of our initial public offering, which was subsequently invested as a capital contribution to Holdings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition and Liquidity—Liquidity."

## ITEM 6. SELECTED FINANCIAL DATA

Our summary balance sheet data as of September 30, 2009 and 2008, and the statement of operations and other data for each of fiscal years ended September 30, 2009, 2008 and 2007 have been derived from our audited financial statements included in this annual report on Form 10-K. Our summary statement of operations and other data for the fiscal year ended September 30, 2005 and 2006 have been derived from our audited financial statements that are not included in this annual report on Form 10-K. Our summary balance sheet data as of September 30, 2007, 2006 and 2005 were derived from our audited financial statements that are not included in this annual report on Form 10-K.

The following table sets forth our selected historical financial and other data as of the dates and for the fiscal years ended:

| | September 30, 2005 | September 30, 2006 | September 30, 2007 | September 30, 2008 | September 30, 2009 |
|---|---|---|---|---|---|
| **Statement of Operations Data:** | | | | | |
| Revenues | $3,502 | $3,516 | $3,383 | $3,491 | $3,176 |
| Net (loss) income (1) | (169) | 60 | (21) | (56) | (100) |
| Diluted (loss) income per common share (2): | (1.40) | 0.40 | (0.14) | (0.38) | (0.67) |
| Dividends per common share | — | 0.52 | 0.52 | 0.26 | — |
| **Balance Sheet Data (at period end):** | | | | | |
| Cash and equivalents | $ 288 | $ 367 | $ 333 | $ 411 | $ 384 |
| Total assets | 4,498 | 4,520 | 4,572 | 4,526 | 4,070 |
| Total debt (including current portion of long-term debt) | 2,246 | 2,256 | 2,273 | 2,259 | 1,939 |
| Shareholders' equity (deficit) | 89 | 58 | (36) | (86) | (143) |
| **Cash Flow Data:** | | | | | |
| Cash flows provided by (used in): | | | | | |
| Operating activities | $ 205 | $ 307 | $ 302 | $ 304 | $ 234 |
| Investing activities | (54) | (146) | (255) | (167) | 82 |
| Financing activities | (416) | (88) | (94) | (59) | (343) |
| Capital expenditures | (30) | (30) | (29) | (32) | (27) |

(1) Net loss (income) for the fiscal year ended September 30, 2005 includes $102 million of costs associated with the initial public offering, including a $73 million loss on termination of the management agreement with the Investor Group and $29 million of one-time compensation expense.

(2) Net loss (income) per share is calculated by dividing net income (loss) by the weighted average common shares outstanding.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition with the audited financial statements included elsewhere in this Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (the "Annual Report").

## "SAFE HARBOR" STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Annual Report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs, cost savings, industry trends and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Such statements include, among others, statements regarding our ability to develop talent and attract future talent, to reduce future capital expenditures, to monetize our music content, including through new distribution channels and formats to capitalize on the growth areas of the music industry, to effectively deploy our capital, the development of digital music and the effect of digital distribution channels on our business, including whether we will be able to achieve higher margins from digital sales, the success of strategic actions we are taking to accelerate our transformation as we redefine our role in the music industry, our success in limiting piracy, our ability to compete in the highly competitive markets in which we operate, the growth of the music industry and the effect of our and the music industry's efforts to combat piracy on the industry, the intention to pay quarterly dividends, our ability to fund our future capital needs and the effect of litigation on us. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this Annual Report. Additionally, important factors could cause our actual results to differ materially from the forward-looking statements we make in this Annual Report. As stated elsewhere in this Annual Report, such risks, uncertainties and other important factors include, among others:

- the impact of our substantial leverage on our ability to raise additional capital to fund our operations, on our ability to react to changes in the economy or our industry and on our ability to meet our obligations under our indebtedness;
- the continued decline in the global recorded music industry and the rate of overall decline in the music industry;
- current uncertainty in global economic conditions could adversely affect our prospects and our results of operations;
- our ability to continue to identify, sign and retain desirable talent at manageable costs;
- the threat posed to our business by piracy of music by means of home CD-R activity, Internet peer-to-peer file-sharing and sideloading of unauthorized content;
- the significant threat posed to our business and the music industry by organized industrial piracy;
- the popular demand for particular recording artists and/or songwriters and albums and the timely completion of albums by major recording artists and/or songwriters;
- the diversity and quality of our portfolio of songwriters;

- the diversity and quality of our album releases;
- significant fluctuations in our results of operations and cash flows due to the nature of our business;
- our involvement in intellectual property litigation;
- the possible downward pressure on our pricing and profit margins;
- our ability to continue to enforce our intellectual property rights in digital environments;
- the ability to develop a successful business model applicable to a digital environment and to enter into expanded-rights deals with recording artists in order to broaden our revenue streams in growing segments of the music business;
- the impact of heightened and intensive competition in the recorded music and music publishing businesses and our inability to execute our business strategy;
- risks associated with our non-U.S. operations, including limited legal protections of our intellectual property rights and restrictions on the repatriation of capital;
- the impact of legitimate music distribution on the Internet or the introduction of other new music distribution formats;
- the reliance on a limited number of online music stores and their ability to significantly influence the pricing structure for online music stores;
- the impact of rate regulations on our Recorded Music and Music Publishing businesses;
- the impact of rates on other income streams that may be set by arbitration proceedings on our business;
- the impact an impairment in the carrying value of goodwill or other intangible and long-lived assets could have on our operating results and shareholders' equity;
- risks associated with the fluctuations in foreign currency exchange rates;
- our ability and the ability of our joint venture partners to operate our existing joint ventures satisfactorily;
- the enactment of legislation limiting the terms by which an individual can be bound under a "personal services" contract;
- potential loss of catalog if it is determined that recording artists have a right to recapture recordings under the U.S. Copyright Act;
- changes in law and government regulations;
- trends that affect the end uses of our musical compositions (which include uses in broadcast radio and television, film and advertising businesses);
- the growth of other products that compete for the disposable income of consumers;
- risks inherent in relying on one supplier for manufacturing, packaging and distribution services in North America and Europe;
- risks inherent in our acquiring or investing in other businesses including our ability to successfully manage new businesses that we may acquire as we diversify revenue streams within the music industry;
- the fact that we have engaged in substantial restructuring activities in the past, and may need to implement further restructurings in the future and our restructuring efforts may not be successful;
- the fact that we are outsourcing certain back office functions, such as IT infrastructure and development and certain finance and accounting functions, which will make us more dependent upon third parties;
- the possibility that our owners' interests will conflict with ours or yours;

- failure to attract and retain key personnel; and
- the effects associated with the formation of Live Nation Entertainment.

There may be other factors not presently known to us or which we currently consider to be immaterial that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this Annual Report and are expressly qualified in their entirety by the cautionary statements included in this Annual Report. We disclaim any duty to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

## INTRODUCTION

Warner Music Group Corp. was formed by the Investor Group on November 21, 2003. The Company is the direct parent of Holdings, which is the direct parent of Acquisition Corp. Acquisition Corp. is one of the world's major music content companies and the successor to substantially all of the interests of the recorded music and music publishing businesses of Time Warner. Effective March 1, 2004, Acquisition Corp. acquired such interests from Time Warner for approximately $2.6 billion. The original Investor Group included affiliates of THL, affiliates of Bain, affiliates of Providence and Music Capital. Music Capital's partnership agreement required that the Music Capital partnership dissolve and commence winding up by the second anniversary of the Company's May 2005 initial public offering. As a result, on May 7, 2007, Music Capital made a pro rata distribution of all shares of common stock of the Company held by it to its partners. The shares held by Music Capital had been subject to a stockholders agreement among Music Capital, THL, Bain and Providence and certain other parties. As a result of the distribution, the shares distributed by Music Capital ceased to be subject to the voting and other provisions of the stockholders agreement and Music Capital was no longer part of the Investor Group subject to the stockholders agreement.

The Company and Holdings are holding companies that conduct substantially all of their business operations through their subsidiaries. The terms "we," "us," "our," "ours," and the "Company" refer collectively to Warner Music Group Corp. and its consolidated subsidiaries, except where otherwise indicated.

Management's discussion and analysis of results of operations and financial condition ("MD&A") is provided as a supplement to the audited financial statements and footnotes included elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of our operations. MD&A is organized as follows:

- *Overview.* This section provides a general description of our business, as well as recent developments that we believe are important in understanding our results of operations and financial condition and in anticipating future trends.
- *Results of operations.* This section provides an analysis of our results of operations for the fiscal years ended September 30, 2009, 2008 and 2007. This analysis is presented on both a consolidated and segment basis.
- *Financial condition and liquidity.* This section provides an analysis of our cash flows for the fiscal years ended September 30, 2009 and 2008, as well as a discussion of our financial condition and liquidity as of September 30, 2009. The discussion of our financial condition and liquidity includes (i) a summary of our debt agreements and (ii) a summary of the key debt compliance measures under our debt agreements.

### Use of OIBDA

We evaluate our operating performance based on several factors, including our primary financial measure of operating income (loss) before non-cash depreciation of tangible assets, non-cash amortization of intangible assets and non-cash impairment charges to reduce the carrying value of goodwill and intangible assets (which we refer to as "OIBDA"). We consider OIBDA to be an important indicator of the operational strengths and performance of our businesses, including the ability to provide cash flows to service debt. However, a limitation of the use of OIBDA as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our businesses. Accordingly, OIBDA should be considered in addition to, not as a substitute for, operating income, net income (loss) and other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). In addition, our definition of OIBDA may differ from similarly titled measures used by other companies. A reconciliation of consolidated historical OIBDA to operating income and net income (loss) is provided in our "Results of Operations."

**Use of Constant Currency**

As exchange rates are an important factor in understanding period to period comparisons, we believe the presentation of results on a constant-currency basis in addition to reported results helps improve the ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant-currency information compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant-currency basis as one measure to evaluate our performance. We calculate constant-currency by calculating prior-year results using current year foreign currency exchange rates. We generally refer to such amounts calculated on a constant-currency basis as "excluding the impact of foreign currency exchange rates". These results should be considered in addition to, not as a substitute for, results reported in accordance with U.S. GAAP. Results on a constant-currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and is not a measure of performance presented in accordance with U.S. GAAP.

## OVERVIEW

We are one of the world's major music content companies. We classify our business interests into two fundamental operations: Recorded Music and Music Publishing. A brief description of each of those operations is presented below.

*Recorded Music Operations*

Our Recorded Music business primarily consists of the discovery and development of artists and the related marketing, distribution and licensing of recorded music produced by such artists.

We are also diversifying our revenues beyond our traditional businesses by entering into expanded-rights deals with recording artists in order to partner with artists in other areas of their careers. Under these agreements, we provide services to and participate in artists' activities outside the traditional recorded music business. We are building artist services capabilities and platforms for exploiting this broader set of music-related rights and participating more broadly in the monetization of the artist brands we help create. In developing our artist services business, we have both built and expanded in-house capabilities and expertise and have acquired a number of existing artist services companies involved in artist management, merchandising, strategic marketing and brand management, ticketing, concert promotion, fan club, original programming and video entertainment . We believe that entering into expanded-rights deals and enhancing our artist services capabilities will permit us to diversify revenue streams to better capitalize on the growth areas of the music industry and permit us to build stronger, long-term relationships with artists and more effectively connect artists and fans.

In the U.S., our Recorded Music operations are conducted principally through our major record labels—Warner Bros. Records and The Atlantic Records Group. Our Recorded Music operations also include Rhino, a division that specializes in marketing our music catalog through compilations and reissuances of previously released music and video titles, as well as in the licensing of recordings to and from third parties for various uses, including film and television soundtracks. Rhino has also become our primary licensing division focused on acquiring broader licensing rights from certain catalog recording artists. For example, we have an exclusive license with The Grateful Dead to manage the band's intellectual property and in November 2007 we acquired a 50% interest in Frank Sinatra Enterprises, an entity that administers licenses for use of Frank Sinatra's name and likeness and manages all aspects of his music, film and stage content. The Company also conducts its Recorded Music operations through a collection of additional record labels, including, among others, Asylum, Cordless, East West, Elektra, Nonesuch, Reprise, Roadrunner, Rykodisc, Sire and Word.

Outside the U.S., our Recorded Music activities are conducted in more than 50 countries primarily through WMI and its various subsidiaries, affiliates and non-affiliated licensees. WMI engages in the same activities as our U.S. labels: discovering and signing artists and distributing, marketing and selling their recorded music. In most cases, WMI also markets and distributes the records of those artists for whom our domestic record labels have international rights. In certain smaller countries, WMI licenses to unaffiliated third-party record labels the right to distribute its records. The Company's international artist services operations also include a network of concert promoters through which WMI provides resources to coordinate tours.

Our Recorded Music distribution operations include WEA Corp, which markets and sells music and DVD products to retailers and wholesale distributors in the U.S.; ADA, which distributes the products of independent labels to retail and wholesale distributors in the U.S.; various distribution centers and ventures operated internationally; an 80% interest in Word Entertainment, which specializes in the distribution of music products in the Christian retail marketplace; and ADA Global, which provides distribution services outside of the U.S. through a network of affiliated and non-affiliated distributors.

We play an integral role in virtually all aspects of the music value chain from discovering and developing talent to producing albums and promoting artists and their products. After an artist has entered into a contract with one of the Company's record labels, a master recording of the artist's music is created. The recording is then replicated for sale to consumers primarily in the CD and digital formats. In the U.S., WEA Corp., ADA and Word market, sell and deliver product, either directly or through sub-distributors and wholesalers, to record stores, mass merchants and other retailers. Our recorded music products are also sold in physical form to online physical retailers such as Amazon.com, barnesandnoble.com and bestbuy.com and in digital form to online digital retailers like Apple's iTunes and mobile full-track download stores such as those operated by Verizon or Sprint. In the case of expanded—rights deals where we acquire broader rights in a recording artist's career, we may provide more comprehensive career support and actively develop new opportunities for an artist through touring, fan clubs, merchandising and sponsorships, among other areas. We believe expanded-rights deals create a better partnership with our artists, which allows the Company to work together more closely with them to create and sustain artistic and commercial success.

We have integrated the sale of digital content into all aspects of its Recorded Music and Music Publishing businesses including A&R, marketing, promotion and distribution. Our new media executives work closely with A&R departments to make sure that while a record is being made, digital assets are also created with all of our distribution channels in mind, including subscription services, social networking sites, online portals and music-centered destinations. We work side by side with our mobile and online partners to test new concepts. We believe existing and new digital businesses will be a significant source of growth for the next several years and will provide new opportunities to monetize our assets and create new revenue streams. As a music-based content company, our assets that go beyond our recorded music and music publishing catalogs, such as our music video library, which we have begun to monetize through digital channels. The proportion of digital revenues attributed to each distribution channel varies by region and since digital music is in the relatively early stages of growth, proportions may change as the roll out of new technologies continues. As an owner of musical content, we believe we are well positioned to take advantage of growth in digital distribution and emerging technologies to maximize the value of our assets.

Recorded Music revenues are derived from three main sources:

- *Physical and other*: the rightsholder receives revenues with respect to sales of physical products such as CDs and DVDs. We are also diversifying our revenues beyond sales of physical products and receive other revenues from our artist services business and our participation in expanded rights associated with our artists and other artists, including sponsorship, fan club, websites, merchandising, touring, ticketing and artist and brand management;

- *Digital*: the rightsholder receives revenues with respect to online and mobile downloads, mobile ringtones and online and mobile streaming; and
- *Licensing:* the rightsholder receives royalties or fees for the right to use the sound recording in combination with visual images such as in films or television programs, television commercials and videogames.

The principal costs associated with our Recorded Music operations are as follows:

- *Royalty costs and artist and repertoire costs*—the costs associated with (i) paying royalties to artists, producers, songwriters, other copyright holders and trade unions, (ii) signing and developing artists, (iii) creating master recordings in the studio and (iv) creating artwork for album covers and liner notes;
- *Product costs*—the costs to manufacture, package and distribute product to wholesale and retail distribution outlets as well as those principal costs related to expanded rights;
- *Selling and marketing costs*—the costs associated with the promotion and marketing of artists and recorded music products, including costs to produce music videos for promotional purposes and artist tour support; and
- *General and administrative costs*—the costs associated with general overhead and other administrative costs.

*Music Publishing Operations*

Where recorded music is focused on exploiting a particular recording of a song, music publishing is an intellectual property business focused on the exploitation of the song itself. In return for promoting, placing, marketing and administering the creative output of a songwriter, or engaging in those activities for other rightsholders, our Music Publishing business garners a share of the revenues generated from use of the song.

Our Music Publishing operations include Warner/Chappell, our global Music Publishing company headquartered in New York with operations in over 50 countries through various subsidiaries, affiliates and non-affiliated licensees. We own or control rights to more than one million musical compositions, including numerous pop hits, American standards, folk songs and motion picture and theatrical compositions. Assembled over decades, our award-winning catalog includes over 65,000 songwriters and composers and a diverse range of genres including pop, rock, jazz, country, R&B, hip-hop, rap, reggae, Latin, folk, blues, symphonic, soul, Broadway, techno, alternative, gospel and other Christian music. Warner/Chappell also administers the music and soundtracks of several third-party television and film producers and studios, including Lucasfilm, Ltd., Hallmark Entertainment, Disney Music Publishing and HBO. In 2007, we entered the production music library business with the acquisition of Non-Stop Music. Production music is a complementary alternative to licensing standards and contemporary hits for television, film and advertising producers.

Publishing revenues are derived from five main sources:

- *Mechanical:* the licensor receives royalties with respect to compositions embodied in recordings sold in any physical format or configuration (*e.g.*, CDs and DVDs);
- *Performance:* the licensor receives royalties if the composition is performed publicly through broadcast of music on television, radio, cable and satellite, live performance at a concert or other venue (*e.g.*, arena concerts, nightclubs), online and wireless streaming and performance of music in staged theatrical productions;

- *Synchronization:* the licensor receives royalties or fees for the right to use the composition in combination with visual images such as in films or television programs, television commercials and videogames as well as from other uses such as in toys or novelty items and merchandise;
- *Digital:* the licensor receives royalties or fees with respect to Internet and mobile downloads, mobile ringtones and online and mobile streaming; and
- *Other:* the licensor receives royalties for use in sheet music.

The principal costs associated with our Music Publishing operations are as follows:

- *Artist and repertoire costs*—the costs associated with (i) signing and developing songwriters and (ii) paying royalties to songwriters, co-publishers and other copyright holders in connection with income generated from the exploitation of their copyrighted works; and
- *General and administration costs*—the costs associated with general overhead and other administrative costs.

**Factors Affecting Results of Operations and Financial Condition**

*Market Factors*

Since 1999, the recorded music industry has been unstable and the worldwide market has contracted considerably, which has adversely affected our operating results. The industry-wide decline can be attributed primarily to digital piracy. Other drivers of this decline are the bankruptcies of record retailers and wholesalers, growing competition for consumer discretionary spending and retail shelf space, and the maturation of the CD format, which has slowed the historical growth pattern of recorded music sales. While CD sales still generate most of the recorded music revenues, CD sales continue to decline industry-wide and we expect that trend to continue. While new formats for selling recorded music product have been created, including the legal downloading of digital music using the Internet and the distribution of music on mobile devices, significant revenue streams from these new formats are just beginning to emerge and have not yet reached a level where they offset the declines in CD sales. The recorded music industry performance may continue to negatively impact our operating results. In addition, a declining recorded music industry could continue to have an adverse impact on the music publishing business. This is because our Music Publishing business generates a significant portion of its revenues from mechanical royalties from the sale of music in CD and other physical recorded music formats.

Current uncertainty in global economic conditions poses a risk to the overall economy, which could negatively affect demand for our products and other related matters. While the music industry has been relatively resilient in prior financial downturns as its products are low priced relative to other entertainment goods, we have been negatively impacted by these global economic conditions, which have resulted in significant recessionary pressures and lower consumer confidence and lower retail sales in general. The current uncertainty in global economic conditions makes it particularly difficult to predict product demand and other related matters and makes it more likely that our actual results could differ materially from our expectations. Even in the midst of the global economic slowdown, we remain committed to executing on our strategic initiatives and plan to continue our transformation to adapt to the changing music industry in order to maximize cash flow and profitability. We expect to adapt to the impact of the economic slowdown with a particular focus on cash and liquidity. We will monitor current events closely and take advantage of our flexible cost structure to minimize any impact.

*Realignment Plan for Fiscal Year 2007*

In fiscal 2007, we implemented a realignment plan intended to better align the Company's workforce with the changing nature of the music industry. These changes were part of our continued evolution from a traditional record and songs-based business to a music-based content company and our ongoing management of our cost structure. The changes included a continued redeployment of resources to focus on new business initiatives to help us diversify our revenue streams, including digital opportunities. The realignment plan was also designed to improve the operating effectiveness of our current businesses and to realign our management structure to, among other things, effectively address the continued development of digital distribution channels along with the decline of industry-wide CD sales.

The plan consisted of the reorganization of management structures to more adequately and carefully address regional needs and new business requirements, to reduce organizational complexity and to improve leadership channels. We also continued to shift resources from our physical sales channels to efforts focused on digital distribution and emerging technologies and other new revenue streams. Part of the plan also resulted in the outsourcing of some back-office functions as a cost-savings measure.

The changes described above were all implemented in fiscal year 2007. We incurred substantially all of the costs associated with the realignment plan in fiscal year 2007. This included approximately $50 million of restructuring costs and $13 million of implementation costs, primarily all of which were paid in cash. In connection with the plan, we reduced headcount by approximately 400 employees. We expect that the majority of any cost savings will be offset by new business initiatives in areas related to digital distribution and video. There were no charges related to our realignment plan incurred in fiscal year 2009.

*Settlements*

In April 2007, we entered into an agreement with Bertelsmann AG ("Bertelsmann") related to a settlement of contingent claims held by us relating to Bertelsmann's relationship with Napster in 2000-2001. The settlement covers the resolution of the related legal claims against Bertelsmann by our Recorded Music and Music Publishing businesses. As part of the settlement, we have received $110 million, which we have shared with our recording artists and songwriters. We recorded $64 million of other income in the fiscal year ended September 30, 2007 related to the settlement. We allocated 90% of the settlement to our Recorded Music business and 10% of the settlement to our Music Publishing business. Of such amount, $61 million was recorded as income to Recorded Music and $3 million was recorded as income to Music Publishing. These amounts were recorded net of amounts payable to our recording artists and songwriters.

In September 2006, the major record companies reached a global out-of-court settlement of copyright litigation against the operators of the KaZaA peer-to-peer network. Under the terms of the settlement, the KaZaA defendants agreed to pay compensation to the record companies that brought the action, including us. We recorded approximately $13 million of other income related to this settlement in the fiscal year ended September 30, 2006. These amounts were recorded net of the estimated amounts payable to our artists in respect of royalties. The cash related to this settlement was received in the first quarter of fiscal 2008. We recorded approximately $3 million of other income in conjunction with a contingent payment related to this settlement in fiscal year 2008.

*Mechanical Royalties Payment*

In the fourth quarter of fiscal 2009, the U.S. recorded music and music publishing industries reached an agreement for payment of mechanical royalties which were accrued by U.S. record companies in prior years. In connection with this agreement, our music publishing business recognized a benefit of $25 million in revenue and $7 million in OIBDA.

## RESULTS OF OPERATIONS

### Fiscal Year Ended September 30, 2009 Compared with Fiscal Year Ended September 30, 2008 and Fiscal Year Ended September 30, 2007

***Consolidated Historical Results***

***Revenues***

Our revenues were composed of the following amounts (in millions):

| | For the Fiscal Years Ended September 30, | | | 2009 vs. 2008 | | 2008 vs. 2007 | |
|---|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | $ Change | % Change | $ Change | % Change |
| **Revenue by Type** | | | | | | | |
| Physical and other | $1,745 | $2,066 | $2,180 | $(321) | -16% | $(114) | -5% |
| Digital | 656 | 599 | 434 | 57 | 10% | 165 | 38% |
| Licensing | 223 | 230 | 221 | (7) | -3% | 9 | 4% |
| **Total Recorded Music** | **2,624** | **2,895** | **2,835** | **(271)** | **-9%** | **60** | **2%** |
| Mechanical | 192 | 225 | 228 | (33) | -15% | (3) | -1% |
| Performance | 226 | 243 | 213 | (17) | -7% | 30 | 14% |
| Synchronization | 97 | 99 | 91 | (2) | -2% | 8 | 9% |
| Digital | 54 | 40 | 27 | 14 | 35% | 13 | 48% |
| Other | 9 | 16 | 11 | (7) | -44% | 5 | 45% |
| **Total Music Publishing** | **578** | **623** | **570** | **(45)** | **-7%** | **53** | **9%** |
| Intersegment elimination | (26) | (27) | (22) | 1 | -4% | (5) | 23% |
| **Total Revenue** | **$3,176** | **$3,491** | **$3,383** | **$(315)** | **-9%** | **$ 108** | **3%** |
| **Revenue by Geographical Location** | | | | | | | |
| U.S. Recorded Music | $1,178 | $1,380 | $1,459 | $(202) | -15% | $ (79) | -5% |
| U.S. Publishing | 238 | 225 | 212 | 13 | 6% | 13 | 6% |
| **Total U.S.** | **1,416** | **1,605** | **1,671** | **(189)** | **-12%** | **(66)** | **-4%** |
| International Recorded Music | 1,446 | 1,515 | 1,376 | (69) | -5% | 139 | 10% |
| International Publishing | 340 | 398 | 358 | (58) | -15% | 40 | 11% |
| **Total International** | **1,786** | **1,913** | **1,734** | **(127)** | **-7%** | **179** | **10%** |
| Intersegment eliminations | (26) | (27) | (22) | 1 | -4% | (5) | 23% |
| **Total Revenue** | **$3,176** | **$3,491** | **$3,383** | **$(315)** | **-9%** | **$ 108** | **3%** |

*Total Revenue*

*2009 vs. 2008*

Total revenues decreased by $315 million, or 9%, to $3.176 billion for the fiscal year ended September 30, 2009 from $3.491 billion for the fiscal year ended September 30, 2008. Prior to intersegment eliminations, Recorded Music and Music Publishing revenues comprised 82% and 18% of total revenues for the fiscal years September 30, 2009 and 2008, respectively. U.S. and international revenues comprised 44% and 56% of total revenues for the fiscal year ended September 30, 2009, respectively, compared to 46% and 54% for the fiscal year ended September 30, 2008, respectively. Excluding the unfavorable impact of foreign currency exchange rates, total revenues decreased $112 million, or 3%.

Total digital revenues after intersegment eliminations increased by $64 million, or 10%, to $703 million for the fiscal year ended September 30, 2009 from $639 million for the fiscal year ended September 30, 2008. Total digital revenue represented 22% and 18% of consolidated revenues for the fiscal years ended September 30, 2009 and 2008, respectively. Prior to intersegment eliminations, total digital revenues for the fiscal year ended September 30, 2009 were comprised of U.S. revenues of $457 million, or 64% of total digital revenues, and international revenues of $253 million, or 36% of total digital revenues. Prior to intersegment eliminations, total digital revenues for the fiscal year ended September 30, 2008 were comprised of U.S. revenues of $413 million, or 65% of total digital revenues, and international revenues of $226 million, or 35% of total digital revenues. Excluding the unfavorable impact of foreign currency exchange rates, total digital revenues increased by $84 million, or 14%.

Recorded Music revenues decreased $271 million, or 9% to $2.624 billion for the fiscal year ended September 30, 2009, from $2.895 billion for the fiscal year ended September 30, 2008. This decrease was driven by the decrease in physical and other revenue of $321 million which primarily reflected general economic pressures and the transition from physical sales to new forms of digital sales in the recorded music industry, which adversely impacted our physical revenues. In addition, revenues in the prior fiscal year included the release of the largest selling album of calendar 2007 in the U.S. according to SoundScan, "Noel", which sold approximately 5.6 million units globally, primarily during the first quarter of fiscal 2008. Licensing revenues also decreased $7 million primarily as a result of general economic pressures which led to reduced domestic advertising spending. The decrease in physical and licensing revenues were partially offset by an increase in concert promotion revenues related to our European concert promotion business and an increase in digital revenues of $57 million. Digital revenue increased as the transition from physical sales to new forms of digital sales in the recorded music industry continued, but the rate of growth in the current fiscal year was negatively impacted by the timing and success of commercial product introductions by our digital partners and continued worldwide economic pressures. As digital revenues become a greater percentage of overall revenues, fluctuations in digital revenues between periods is becoming increasingly driven by the timing of releases. Excluding the unfavorable impact of foreign currency exchange rates, total Recorded Music revenues decreased $117 million, or 4%, for the fiscal year ended September 30, 2009.

Music Publishing revenues decreased by $45 million, or 7%, to $578 million for the fiscal year ended September 30, 2009 from $623 million for the fiscal year ended September 30, 2008. The decrease in Music Publishing revenues was due primarily to declines in mechanical revenues of $33 million and performance revenues of $17 million, which reflected the effects of the industry-wide decrease in physical sales and general economic pressures. The decrease in mechanical revenues was partially offset by a $25 million benefit from an agreement reached by the U.S. recorded music and music publishing industries, which will result in the payment of mechanical royalties accrued in prior years by record companies. In addition, the decrease in mechanical and performance revenues was partially offset by an increase in digital revenues of $14 million as the transition from physical sales to digital sales continues. Excluding the unfavorable impact of foreign currency exchange rates, total Music Publishing revenues increased $4 million, or 1%, for the fiscal year ended September 30, 2009.

*2008 vs. 2007*

Total revenues increased by $108 million, or 3%, to $3.491 billion for the fiscal year ended September 30, 2008, from $3.383 billion for the fiscal year ended September 30, 2007. Prior to intersegment eliminations, Recorded Music and Music Publishing revenues comprised 82% and 18% of total revenues for the fiscal year ended September 30, 2008, respectively, compared to 83% and 17% for the fiscal year ended September 30, 2007, respectively. U.S. and international revenues comprised 46% and 54% of total revenues for the fiscal year ended September 30, 2008, respectively, compared to 49% and 51% for the fiscal year ended September 30, 2007, respectively. Excluding the favorable impact of foreign currency exchange rates, total revenues declined $79 million or 2%.

Total digital revenues increased by $178 million, or 39%, to $639 million for the fiscal year ended September 30, 2008 from $461 million for the fiscal year ended September 30, 2007. Total digital revenue represented 18% and 14% of consolidated revenues for the fiscal years ended September 30, 2008 and 2007, respectively. Total digital revenues for the fiscal year ended September 30, 2008 were comprised of U.S. revenues of $413 million, or 65% of total digital revenues, and international revenues of $226 million, or 35% of total digital revenues. Total digital revenues for the fiscal year ended September 30, 2007 were comprised of U.S. revenues of $311 million, or 67% of total digital revenues, and international revenues of $150 million, or 33% of total digital revenues. Excluding the favorable impact of foreign currency exchange rates, total digital revenues increased by $165 million or 35%.

Recorded Music revenues increased by $60 million, or 2%, to $2.895 billion for the fiscal year ended September 30, 2008 from $2.835 billion for the fiscal year ended September 30, 2007. This performance was tempered by the ongoing transition in the recorded music industry, which is characterized by a shift in consumption patterns from physical sales to new forms of digital music, the continued impact of digital piracy and, to a lesser extent, the Company's efforts to manage retailer inventories. The increase was primarily attributable to increases in digital revenue of $165 million and strength in international revenues, primarily in parts of Europe and Japan. The increase in digital revenues reflected continued growth and development of new distribution channels and continued proliferation of digital as a preferred means of consumption and digital marketing efforts. This increase was partially offset by the decrease of $114 million in physical sales. The decrease in CD sales was driven by overall market declines in physical sales. In addition, the decreases reflected actions taken by U.S. retailers to actively manage their inventory levels in response to the tougher economy and credit markets as well as the changing underlying demand for physical recorded music product resulting in lower retailer physical inventory levels. Excluding the favorable impact of foreign currency exchange rates, total Recorded Music revenue decreased $84 million, or 3% for the fiscal year ended September 30, 2008.

Music Publishing revenues increased by $53 million, or 9%, to $623 million for the fiscal year ended September 30, 2008 from $570 million for the fiscal year ended September 30, 2007. The increase was due primarily to growth in performance, synchronization and digital revenues. Excluding the favorable impact of foreign currency exchange rates, Music Publishing revenues increased by $8 million or 1%.

*Revenue by Geographical Location*

*2009 vs. 2008*

U.S. revenues decreased by $189 million, or 12%, to $1.416 billion for the fiscal year ended September 30, 2009 from $1.605 billion for the fiscal year ended September 30, 2008 due to general economic pressures and the transition from physical sales to new forms of digital sales in the recorded music industry, which also adversely impacted our physical revenues. In addition, domestic revenues in the prior fiscal year included the release of the largest selling album of calendar 2007 in the U.S. according to SoundScan, "Noel", which sold over 4 million units in the U.S., largely during the first quarter of fiscal year 2008. The decrease in physical and other revenues of $228 million was partially offset by an increase in digital revenues of $44 million which continued to increase as the transition from physical sales to new forms of digital sales in the recorded music industry continues, but the rate of growth in the current-fiscal year was negatively impacted by the timing and success of commercial product introductions by our digital partners and continued economic pressures. As digital revenues become a greater percentage of overall revenues, fluctuations in digital revenues between periods is becoming increasingly driven by the timing of our releases.

International revenues decreased by $127 million, or 7%, to $1.786 billion for the fiscal year ended September 30, 2009 from $1.913 billion for the fiscal year ended September 30, 2008. Excluding the unfavorable impact of foreign currency exchange, international revenues increased $76 million, or 4%. The increase was driven by an increase in digital revenues and an increase in revenues from our European concert promotion business. These increases were offset by a decrease in sales of physical product and the related mechanical revenues which were driven by general economic pressures and the ongoing transition from physical sales to new forms of digital sales in the recorded music industry.

*2008 vs. 2007*

U.S. revenues decreased by $66 million, or 4%, to $1.605 billion for the fiscal year ended September 30, 2008 from $1.671 billion for the fiscal year ended September 30, 2007 due to a decrease of $159 million and $12 million in physical and other and licensing revenues, respectively. Overall decline in the U.S. Recorded Music business was due to declines in the physical business. This was partially offset by growth in U.S. digital revenues of $102 million, which was driven by growth and development of new distribution channels and digital marketing efforts.

International revenues increased by $179 million, or 10%, to $1.913 billion for the fiscal year ended September 30, 2008 from $1.734 billion for the fiscal year ended September 30, 2007. This increase was primarily related to an increase of $42 million in physical and other, an increase of $24 million in licensing revenues, an increase of $76 million in digital revenues and an increase in performance revenue of $24 million. The increase in physical sales primarily related to a strong local international repertoire and a larger number of top-selling albums in international territories, primarily in Europe and Japan. The increase in digital revenues reflected continued growth and development of new distribution channels and continued proliferation of digital as a preferred means of consumption. The increase in music publishing performance revenue was primarily related to the popularity of certain compositions.

See "*Business Segment Results*" presented hereinafter for a discussion of revenue by type for each business segment.

*Cost of revenues*

Our cost of revenues were composed of the following amounts (in millions):

| | For the Fiscal Years Ended September 30, | | | *2009 vs. 2008* | | *2008 vs. 2007* | |
|---|---|---|---|---|---|---|---|
| | **2009** | **2008** | **2007** | **$ Change** | **% Change** | **$ Change** | **% Change** |
| Artist and repertoire costs | $1,061 | $1,181 | $1,144 | $(120) | -10% | $ 37 | 3% |
| Product costs | 559 | 574 | 597 | (15) | -3% | (23) | -4% |
| Licensing costs | 78 | 77 | 70 | 1 | 1% | 7 | 10% |
| **Total cost of revenues** | **$1,698** | **$1,832** | **$1,811** | **$(134)** | **-7%** | **$ 21** | **1%** |

*2009 vs. 2008*

Our cost of revenues decreased by $134 million, or 7%, to $1.698 billion for the fiscal year ended September 30, 2009 from $1.832 billion for the fiscal year ended September 30, 2008. Expressed as a percent of revenues, cost of revenues was 53% and 52% for the fiscal years ended September 30, 2009 and 2008, respectively.

Artist and repertoire costs as a percentage of revenues were 33% and 34% for the fiscal years ended September 30, 2009 and 2008, respectively. The decrease in artist and repertoire costs was driven by decreased revenues for the fiscal year ended September 30, 2009 as compared with the fiscal year ended September 30, 2008, resulting from general economic pressures and the transition from physical sales to new forms of digital sales in the recorded music industry. As a percentage of revenues, artist and repertoire costs remained reasonably consistent.

Product costs decreased primarily as a result of the change in mix from the sale of physical products to new forms of digital music. Product costs as a percentage of revenues were 18% and 16% of revenues in the fiscal years ended September 30, 2009 and 2008, respectively. The increase as a percentage of revenues was driven primarily by international production costs associated with our European concert promotion business, which is typically lower in margin than our traditional recorded music business.

Licensing costs increased $1 million, or 1%, for the fiscal year ended September 30, 2009, and represented 35% and 33% of licensing revenues for the fiscal years ended September 30, 2009 and 2008, respectively.

*2008 vs. 2007*

Our cost of revenues increased by $21 million, or 1%, to $1.832 billion for the fiscal year ended September 30, 2008 from $1.811 billion for the fiscal year ended September 30, 2007. Expressed as a percent of revenues, cost of revenues were 52% and 54% for the fiscal years ended September 30, 2008 and 2007, respectively.

Artist and repertoire costs remained flat as a percentage of revenues at 34% for the fiscal years ended September 30, 2008 and 2007. The increase in artist and repertoire costs was driven primarily by increased royalty expenses paid as a result of increased revenues, higher royalty rates to proven artists and songwriters and increased costs related to new acquisitions.

Product costs decreased to 16% of revenues in the fiscal year ended September 30, 2008 from 18% of revenues in the fiscal year ended September 30, 2007. The decrease in product costs was due primarily to change in mix from physical to digital and lower obsolescence expense.

Licensing costs increased $7 million, or 10%, for the fiscal year ended September 30, 2008, and represented 33% and 32% of licensing revenues for the fiscal years ended September 30, 2008 and 2007, respectively. The increase in licensing costs was generally consistent with increased licensing revenues for the fiscal year ended September 30, 2007.

*Selling, general and administrative expenses*

Our selling, general and administrative expenses are composed of the following amounts (in millions):

| | For the Fiscal Years Ended September 30, | | | 2009 vs. 2008 | | 2008 vs. 2007 | |
|---|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | $ Change | % Change | $ Change | % Change |
| General and administrative expense (1) | $ 564 | $ 598 | $ 546 | $ (34) | -6% | $52 | 10% |
| Selling and marketing expense | 489 | 559 | 546 | (70) | -13% | 13 | 2% |
| Distribution expense | 65 | 76 | 69 | (11) | -14% | 7 | 10% |
| **Total selling, general and administrative expense** | **$1,118** | **$1,233** | **$1,161** | **$(115)** | **-9%** | **$72** | **6%** |

(1) Includes depreciation expense of $37 million, $46 million and $40 million for the fiscal years ended September 30, 2009, 2008 and 2007, respectively.

*2009 vs. 2008*

Selling, general and administrative expense decreased by $115 million, or 9%, to $1.118 billion for the fiscal year ended September 30, 2009 from $1.233 billion for the fiscal year ended September 30, 2008. Expressed as a percent of revenues, selling, general and administrative expense remained flat at 35% for the fiscal years ended September 30, 2009 and 2008.

General and administrative expense decreased by $34 million, or 6%, to $564 million for the fiscal year ended September 30, 2009 from $598 million for the fiscal year ended September 30, 2008. The decrease in general and administrative expense was the result of our continued focus on company-wide cost-management efforts, lower compensation expense and lower depreciation expense.

Selling and marketing expense decreased primarily as a result of our effort to better align selling and marketing expenses with revenues earned. Expressed as a percentage of revenues, selling and marketing expense decreased to 15% for the fiscal year ended September 30, 2009 from 16% for the fiscal year ended September 30, 2008.

Distribution expense remained flat as a percentage of revenues at 2% for the fiscal years ended September 30, 2009 and September 30, 2008. The decrease in distribution expense was driven by the change in product mix.

*2008 vs. 2007*

Selling, general and administrative expense increased by $72 million, or 6%, to $1.233 billion for the fiscal year ended September 30, 2008 from $1.161 billion for the fiscal year ended September 30, 2007. Expressed as a percent of revenues, selling, general and administrative expenses were 35% and 34% for the fiscal years ended September 30, 2008 and 2007, respectively.

General and administrative expense increased by $52 million, or 10%, to $598 million for the fiscal year ended September 30, 2008 from $546 million for the fiscal year ended September 30, 2007. The increase in general and administrative costs was primarily driven by the 2007 fiscal year reduction of approximately $30 million in annual bonus expense compared to the 2008 fiscal year, costs related to recent acquisitions as well as higher IT infrastructure expense.

Selling and marketing expense remained flat as a percentage of revenues at 16% for the fiscal years ended September 30, 2008 and September 30, 2007.

Distribution expense remained flat as a percentage of revenues at 2% for the fiscal years ended September 30, 2008 and September 30, 2007. The increase in distribution expense was driven by the change in product mix.

*Other income, net*

*2009 vs. 2008*

Other income, net for the fiscal year ended September 30, 2008, included $3 million related to a contingent payment related to settlement of copyright litigation against the operators of the KaZaA peer-to-peer network.

*2008 vs. 2007*

Other income, net decreased by $70 million, or 96%, to $3 million for the fiscal year ended September 30, 2008 as compared to $73 million for the fiscal year ended September 30, 2007. Other income, net for the fiscal year ended September 30, 2008 included $3 million related to a contingent payment related to settlement of copyright litigation against the operators of the KaZaA peer-to-peer network. The 2007 fiscal year included $64 million related to the settlement of contingent claims held by us relating to Bertelsmann's relationship with Napster in 2000-2001 that occurred in fiscal 2007.

*Restructuring costs*

Restructuring costs during in the fiscal year ended September 30, 2007 of $50 million were severance charges incurred in connection with our 2007 realignment plan. No restructuring costs were recorded during the fiscal years ended September 30, 2009 and September 30, 2008.

***Reconciliation of Consolidated Historical OIBDA to Operating Income from Continuing Operations and Net Loss***

As previously described, we use OIBDA as our primary measure of financial performance. The following table reconciles OIBDA to operating income from continuing operations, and further provides the components from operating income from continuing operations to net loss for purposes of the discussion that follows (in millions):

| | For the Fiscal Years Ended September 30, | | | *2009 vs. 2008* | | *2008 vs. 2007* | |
|---|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | $ Change | % Change | $ Change | % Change |
| OIBDA | $ 397 | $ 475 | $ 474 | $(78) | -16% | $ 1 | — |
| Depreciation expense | (37) | (46) | (40) | 9 | -20% | (6) | 15% |
| Amortization expense | (225) | (222) | (206) | (3) | 1% | (16) | 8% |
| **Operating income from continuing operations** | **135** | **207** | **228** | **(72)** | **-35%** | **(21)** | **-9%** |
| Interest expense, net | (195) | (180) | (182) | (15) | 8% | 2 | -1% |
| Minority interest income (expense) | 4 | (5) | (5) | 9 | — | — | — |
| Gain on sale of equity-method investment | 36 | — | — | 36 | — | — | — |
| Gain on foreign exchange transaction | 9 | — | — | 9 | — | — | — |
| Impairment of cost-method investments | (29) | — | — | (29) | — | — | — |
| Impairment of equity-method investments | (11) | — | — | (11) | — | — | — |
| Other income (expense), net | 1 | (8) | — | 9 | — | (8) | — |
| **(Loss) income from continuing operations before income taxes** | **(50)** | **14** | **41** | **(64)** | **—** | **(27)** | **-66%** |
| Income tax expense | (50) | (49) | (49) | (1) | 2% | — | — |
| **Loss from continuing operations** | **(100)** | **(35)** | **(8)** | **(65)** | **—** | **(27)** | **—** |
| **Loss from discontinued operations, net of taxes** | **—** | **(21)** | **(13)** | **21** | **-100%** | **(8)** | **62%** |
| **Net loss** | **$(100)** | **$ (56)** | **$ (21)** | **$(44)** | **79%** | **$(35)** | **—** |

*OIBDA*

*2009 vs. 2008*

Our OIBDA decreased by $78 million to $397 million for the fiscal year ended September 30, 2009 as compared to $475 million for the fiscal year ended September 30, 2008. Expressed as a percentage of revenues, total OIBDA margin was 13% for the fiscal year ended September 30, 2009 and 14% for the fiscal year ended September 30, 2008. The decrease in OIBDA margin was primarily the result of negative operating leverage from lower sales on a similar fixed-cost base and declines related to the recession in Japan, which is a higher-margin territory, partially offset by the effect of continued company-wide cost-management efforts.

*2008 vs. 2007*

Our OIBDA increased by $1 million to $475 million for the fiscal year ended September 30, 2008 as compared to $474 million for the fiscal year ended September 30, 2007. Expressed as a percentage of revenues, total OIBDA margin was 14% for the fiscal years ended September 30, 2008 and 2007. Our decline in revenue from physical sales in fiscal 2008 was offset by increased revenue from digital sales and tighter control over operating costs.

See "Business Segment Results" presented hereinafter for a discussion of OIBDA by business segment.

*Depreciation expense*

*2009 vs. 2008*

Depreciation expense decreased by $9 million, or 20%, to $37 million for fiscal year ended September 30, 2009. The decrease was primarily related to the effects of lower capital expenditures during the current fiscal year end as well as lower expenses related to projects that have been fully depreciated.

*2008 vs. 2007*

Depreciation expense increased by $6 million, or 15%, to $46 million for fiscal year ended September 30, 2008. The increase primarily related to the impact of higher capital expenditures and depreciation on acquisitions and investments in IT infrastructure with shorter useful lives.

*Amortization expense*

*2009 vs. 2008*

Amortization expense increased by $3 million, or 1%, to $225 million for the fiscal year ended September 30, 2009. The increase was due primarily to amortization on newly acquired intangible assets.

*2008 vs. 2007*

Amortization expense increased by $16 million, or 8%, to $222 million for the fiscal year ended September 30, 2008. The increase primarily related to additional amortization associated with the full year impact of amortization associated with acquisitions of certain recorded music catalog assets, including Roadrunner, and the acquisition of various music publishing copyrights.

*Operating income from continuing operations*

*2009 vs. 2008*

Our operating income decreased $72 million, or 35%, to $135 million for the fiscal year ended September 30, 2009 as compared to $207 million for the fiscal year ended September 30, 2008. Operating income margin decreased to 4% for the fiscal year ended September 30, 2009, from 6% for the fiscal year ended September 30, 2008. The decrease in operating income was primarily due to the decline in OIBDA and the increase in amortization expense, partially offset by the decrease in depreciation expense noted above.

*2008 vs. 2007*

Our operating income decreased $21 million, or 9%, to $207 million for the fiscal year ended September 30, 2008 as compared to $228 million for the fiscal year ended September 30, 2007. The decrease in operating income was primarily a result of the increase in depreciation and amortization expense noted above.

*Interest expense, net*

*2009 vs. 2008*

Our interest expense, net, increased $15 million, or 8%, to $195 million for the fiscal year ended September 30, 2009 as compared to $180 million for the fiscal year ended September 30, 2008. The increase was primarily related to the write-off of $18 million of previously unamortized deferred financing fees related to the senior secured credit facility which we repaid in full during the fiscal year ended September 30, 2009 and change in interest rates related to our refinancing in May of 2009.

*2008 vs. 2007*

Our interest expense, net, decreased $2 million, or 1%, to $180 million for the fiscal year ended September 30, 2008 as compared to $182 million for the fiscal year ended September 30, 2007. The decrease was the result of interest rate fluctuations in interest income earned on our cash balances.

See "—Financial Condition and Liquidity" for more information.

*Minority interest income (expense)*

*2009 vs. 2008*

Minority interest income for the fiscal year ended September 30, 2009 primarily related to the losses allocated to minority holders as compared with the fiscal year ended September 30, 2008, which consisted of minority interest expense related to the earnings allocated to minority holders.

*2008 vs. 2007*

Minority interest expense for the fiscal year ended September 30, 2008 remained flat at $5 million for the fiscal years ended September 30, 2008 and 2007. The minority interest expense related to the earnings allocated to minority holders.

*Gain on sale of equity-method investment*

During the fiscal year ended September 30, 2009, we sold our remaining equity stake in Front Line Management to Ticketmaster for $123 million in cash. As a result of the transaction, we recorded a gain on sale of equity-method investment of $36 million.

*Gain on foreign exchange transaction*

During the fiscal year ended September 30, 2009, we recorded a $9 million non-cash gain on a foreign exchange transaction as a result of a settlement of a short-term foreign denominated loan related to the Front Line Management sale.

*Impairment of cost-method investments*

During the fiscal year ended September 30, 2009, we determined that our cost-method investments in digital venture capital companies, including imeem and lala, were impaired largely due to the current economic environment and changing business conditions from the time of the initial investment. As a result, we recorded one-time charges of $29 million, including $16 million to write off our investment in imeem and $11 million to write down our investment in lala.

*Impairment of equity-method investments*

During the fiscal year ended September 30, 2009, we chose not to continue our participation in Equatrax, L.P. (formerly known as Royalty Services, L.P.) and Equatrax, LLC (formerly known as Royalty Services, LLC), which were formed in 2004 to develop an outsourced royalty platform. As a result, we wrote off the remaining $10 million related to our investment in the joint venture and another $1 million related to another smaller investment.

*Other income (expense), net*

*2009 vs. 2008*

Other income, net for the fiscal year ended September 30, 2009 included the gain on sale of a building and equity in earnings on our share of net income on investments recorded in accordance with the equity method of accounting for an unconsolidated investee, partially offset by net hedging losses on foreign exchange contracts, which represent currency exchange movements associated with inter-company receivables and payables that are short term in nature.

*2008 vs. 2007*

Other expense, net for the fiscal year ended September 30, 2008 primarily included net hedging losses on foreign exchange contracts, which represented currency exchange movements associated with inter-company receivables and payables that are short term in nature. These losses were offset by equity in earnings on our share of net income on investments recorded in accordance with the equity method of accounting for an unconsolidated investee.

*Income tax expense*

*2009 vs. 2008*

We provided income tax expense of $50 million and $49 million for the fiscal year ended September 30, 2009 and 2008, respectively. The current year expense reflects the reversal of $15 million of previously recognized tax benefits associated with the tax amortization of indefinite lived intangibles from the Acquisition, offset by a benefit of $14 million relating to new digital transfer pricing agreements.

During the quarter ended March 31, 2009, we settled our federal income tax audit with the IRS for the fiscal years ended September 30, 2004 through September 30, 2006. The IRS has now commenced its audit of the fiscal years ended September 30, 2008 and September 30, 2007. Various tax years are currently under examination by state and local and foreign tax authorities.

*2008 vs. 2007*

We provided income tax expense of $49 million for the fiscal years ended September 30, 2008 and 2007, respectively. Although there was an overall decrease in pre-tax income for the fiscal year ended September 30, 2008 as compared with the fiscal year ended September 30, 2007, the income tax expense remained the same primarily due to a greater share of income earned in foreign tax jurisdictions.

*Loss from continuing operations*

*2009 vs. 2008*

Our loss from continuing operations increased by $65 million to a loss of $100 million for the fiscal year ended September 30, 2009 as compared to a loss of $35 million for the fiscal year ended September 30, 2008. The increase was primarily driven by negative operating leverage from lower sales on a similar fixed-cost base and declines related to the recession in Japan, partially offset by the effect of continued company-wide cost-management efforts, and the net impact of non-operating activities, all which are more fully discussed above.

*2008 vs. 2007*

Our loss from continuing operations increased by $27 million, to a loss of $35 million for the fiscal year ended September 30, 2008 as compared to a loss of $8 million for the fiscal year ended September 30, 2007. The increase in loss from continuing operations was primarily the result of the decrease of other income of $70 million offset by restructuring costs in fiscal 2007 as well as an increase in depreciation and amortization expense and the net impact of non-operating activities, all which are more fully discussed above.

*Loss from discontinued operations, net of taxes*

During the fiscal year ended September 30, 2008, we discontinued our Bulldog operations. In connection with shutting down Bulldog, we incurred a loss of $18 million representing an impairment of goodwill recorded at the time of the initial disposition and incurred $3 million in severance and other costs. The amounts recorded in discontinued operations for the fiscal year ended 2007 reflect the summarized financial results of Bulldog for the prior period.

*Net loss*

*2009 vs. 2008*

Our net loss increased by $44 million to a net loss of $100 million for the fiscal year ended September 30, 2009 as compared to a net loss of $56 million for the fiscal year ended September 30, 2008. The increase in net loss was primarily the result of the factors noted above with respect to our loss from continuing operations.

*2008 vs. 2007*

Our net loss increased by $35 million, to a net loss of $56 million for the fiscal year ended September 30, 2008 as compared to a net loss of $21 million for the fiscal year ended September 30, 2007. The increase in net loss was primarily the result of the factors described above with respect to continuing operations plus the loss from discontinued operations discussed above.

**Business Segment Results**

Revenue, OIBDA and operating income (loss) from continuing operations by business segment are as follows (in millions):

| | For the Fiscal Years Ended September 30, | | | *2009 vs. 2008* | | *2008 vs. 2007* | |
|---|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | $ Change | % Change | $ Change | % Change |
| **Recorded Music** | | | | | | | |
| Revenue | $2,624 | $2,895 | $2,835 | $(271) | -9% | $ 60 | 2% |
| OIBDA (1) | 336 | 416 | 421 | (80) | -19% | (5) | -1% |
| Operating income from continuing operations (1) | $ 153 | $ 233 | $ 249 | $ (80) | -34% | $(16) | -6% |
| **Music Publishing** | | | | | | | |
| Revenue | $ 578 | $ 623 | $ 570 | $ (45) | -7% | $ 53 | 9% |
| OIBDA (1) | 161 | 162 | 160 | (1) | -1% | 2 | 1% |
| Operating income from continuing operations (1) | $ 93 | $ 91 | $ 98 | $ 2 | 2% | $ (7) | -7% |
| **Corporate Expenses and Eliminations** | | | | | | | |
| Revenue | $ (26) | $ (27) | $ (22) | $ 1 | -4% | $ (5) | 23% |
| OIBDA (1) | (100) | (103) | (107) | $ 3 | -3% | 4 | -4% |
| Operating loss from continuing operations (1) | $ (111) | $ (117) | $ (119) | $ 6 | -5% | $ 2 | -2% |
| **Total** | | | | | | | |
| Revenue | $3,176 | $3,491 | $3,383 | $(315) | -9% | $108 | 3% |
| OIBDA (1) | 397 | 475 | 474 | $ (78) | -16% | $ 1 | — |
| Operating income from continuing operations (1) | $ 135 | $ 207 | $ 228 | $ (72) | -35% | $(21) | -9% |

(1) OIBDA and operating income (loss) from continuing operations for the fiscal year ended September 30, 2007 included $50 million of restructuring costs. Of such amount, $46 million related to Recorded Music, $2 million related to Music Publishing and $2 million related to Corporate. OIBDA and operating income (loss) from continuing operations for the fiscal year ended September 30, 2007 also includes a benefit of $64 million of other income related to the settlement of contingent claims held by us related to Bertelsmann's relationship with Napster in 2000-2001. Of such amount, $61 million related to Recorded Music and $3 million related to Music Publishing.

*Recorded Music*

*Revenues*

*2009 vs. 2008*

Recorded Music revenues decreased by $271 million, or 9%, to $2.624 billion for the fiscal year ended September 30, 2009 from $2.895 billion for the fiscal year ended September 30, 2008. Prior to intersegment eliminations, Recorded Music revenues represented 82% of consolidated revenues for the fiscal years ended September 30, 2009 and 2008. U.S. Recorded Music revenues were $1.178 billion and $1.380 billion, or 45% and 48% of Recorded Music revenues for the fiscal year ended September 30, 2009 and 2008, respectively. International Recorded Music revenues were $1.446 billion and $1.515 billion, or 55% and 52% of consolidated Recorded Music revenues for the fiscal year ended September 30, 2009 and 2008, respectively.

The decrease in Recorded Music revenues primarily reflected general economic pressures and the transition from physical sales to new forms of digital sales in the recorded music industry. This decrease was partially offset by an increase in concert promotion revenues related to our European concert promotion business, and an increase in digital revenues of $57 million. Digital revenue continued to increase as the transition from physical sales to new forms of digital sales in the recorded music industry continues, but the rate of growth in the current year quarter was negatively impacted by the timing and success of commercial product introductions by our digital partners and continued worldwide economic pressures. As digital revenues become a greater percentage of overall revenues, fluctuations in digital revenues between periods is becoming increasingly driven by the timing of releases. Excluding the unfavorable impact of foreign currency exchange rates, total Recorded Music revenues decreased $117 million, or 4%, for the fiscal year ended September 30, 2009.

*2008 vs. 2007*

Recorded Music revenues increased by $60 million, or 2%, to $2.895 billion for the fiscal year ended September 30, 2008 from $2.835 billion for the fiscal year ended September 30, 2007. Recorded Music revenues represented 82% and 83% of consolidated revenues, prior to intersegment eliminations, for the fiscal year ended September 30, 2008 and 2007, respectively. U.S. Recorded Music revenues were $1.380 billion and $1.459 billion, or 48% and 51% of Recorded Music revenues for the fiscal year ended September 30, 2008 and 2007, respectively. International Recorded Music revenues were $1.515 billion and $1.376 billion, or 52% and 49% of consolidated Recorded Music revenues for the fiscal year ended September 30, 2008 and 2007, respectively.

The increase in Recorded Music revenues was tempered by the ongoing transition in the recorded music industry, which is characterized by a shift in consumption patterns from physical sales to new forms of digital music, the continued impact of digital piracy and, to a lesser extent, the Company's efforts to manage retailer inventories. The increase was primarily attributable to increases in digital revenue of $165 million and strength in international revenues, primarily in parts of Europe and Japan. The increase in digital revenues reflected continued growth and development of new distribution channels and continued proliferation of digital as a preferred means of consumption and digital marketing efforts. This increase was partially offset by the decrease of $114 million in physical sales. The decrease in CD sales was driven by overall market declines in physical sales. In addition, the decreases reflected actions taken by U.S. retailers to actively manage their inventory levels in response to the tougher economy and credit markets as well as the changing underlying demand for physical recorded music product resulting in lower retailer physical inventory levels. Excluding the favorable impact of foreign currency exchange rates, total Recorded Music revenue decreased $84 million, or 3% for the fiscal year ended September 30, 2008.

*OIBDA and Operating Income from continuing operations*

Recorded Music operating income from continuing operations included the following amounts (in millions):

| | For the Fiscal Years Ended September 30, | | | 2009 vs. 2008 | | 2008 vs. 2007 | |
|---|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | $ Change | % Change | $ Change | % Change |
| OIBDA | $ 336 | $ 416 | $ 421 | $ (80) | -19% | $ (5) | -1% |
| Depreciation and amortization | (183) | (183) | (172) | — | — | (11) | 6% |
| Operating income from continuing operations | $ 153 | $ 233 | $ 249 | $ (80) | -34% | $(16) | -6% |

*2009 vs. 2008*

Recorded Music OIBDA decreased by $80 million, or 19%, to $336 million for the fiscal year ended September 30, 2009 compared to $416 million for the fiscal year ended September 30, 2008. Expressed as a percentage of Recorded Music revenues, Recorded Music OIBDA margin was 13% and 14% for the fiscal year ended September 30, 2009 and 2008, respectively. Our decreased OIBDA margin was primarily the result of negative operating leverage from lower sales on a similar fixed-cost base, declines related to the recession in Japan, which is a higher-margin territory, partially offset by the effect of continued company-wide cost-management efforts.

Recorded Music operating income from continuing operations decreased by $80 million due to the decrease in OIBDA noted above. Recorded Music operating income margin decreased to 6% for the fiscal year ended September 30, 2009 from 8% for the fiscal year ended September 30, 2008.

*2008 vs. 2007*

Recorded Music OIBDA decreased by $5 million, or 1%, to $416 million for the fiscal year ended September 30, 2008 compared to $421 million for the fiscal year ended September 30, 2007. Expressed as a percentage of Recorded Music revenues, Recorded Music OIBDA margin was 14% and 15% for the fiscal years ended September 30, 2008 and 2007, respectively. Our decreased OIBDA margin was primarily caused by the relative increase of cost of revenues as a percentage of sales as discussed below. In addition, the prior fiscal year included approximately $61 million of other income related to the settlement of contingent claims held by us related to Bertelsmann's relationship with Napster in 2000 – 2001 offset by $46 million of restructuring costs.

Recorded Music operating income decreased by $16 million for the fiscal year ended September 30, 2008 due to the decreases in OIBDA noted above as well as an increase in depreciation and amortization expense. Recorded Music operating income margin decreased to 8% for the fiscal year ended September 30, 2008 from 9% for the fiscal year ended September 30, 2007.

Recorded Music cost of revenues were composed of the following amounts (in millions):

| | For the Fiscal Years Ended September 30, | | | 2009 vs. 2008 | | 2008 vs. 2007 | |
|---|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | $ Change | % Change | $ Change | % Change |
| Artist and repertoire costs | $ 728 | $ 809 | $ 807 | $(81) | -10% | $ 2 | — |
| Product costs | 559 | 574 | 597 | (15) | -3% | (23) | -4% |
| Licensing costs | 78 | 77 | 70 | 1 | 1% | 7 | 10% |
| **Total cost of revenues** | **$1,365** | **$1,460** | **$1,474** | **$(95)** | **-7%** | **$(14)** | **-1%** |

*Cost of revenues*

*2009 vs. 2008*

Recorded Music cost of revenues decreased by $95 million for the fiscal year ended September 30, 2009. Cost of revenues represented 52% and 50% of Recorded Music revenues for the fiscal year ended September 30, 2009 and 2008, respectively. The decrease in cost of revenues was driven primarily by decreases in artist and repertoire costs and product costs. The decrease in artist and repertoire costs were driven by decreased revenues for the fiscal year ended September 30, 2009 as compared with the fiscal year ended September 30, 2008 resulting from general economic pressures and the transition from physical sales to new forms of digital sales in the recorded music industry. Product costs decreased primarily as a result of the change in mix from the sale of physical products to new forms of digital music and were offset by increases due to international production costs associated with our European concert promotion business.

*2008 vs. 2007*

Recorded Music cost of revenues decreased by $14 million for the fiscal year ended September 30, 2008. Cost of revenues represented 50% and 52% of Recorded Music revenues for the fiscal year ended September 30, 2008 and 2007, respectively. This was composed of a decrease in product costs of $23 million, offset by an increase in licensing costs and artist and repertoire costs of $7 million and $2 million, respectively. The decrease in product costs was driven by the change in product mix with an increasing volume of digital sales as well as a decrease in physical sales. Licensing costs increased primarily as a result of increased licensing revenue. Licensing costs represented 33% and 32% of licensing revenue for the fiscal years ended September 30, 2008 and 2007, respectively.

Recorded Music selling, general and administrative expenses were composed of the following amounts (in millions):

| | For the Fiscal Years Ended September 30, | | | 2009 vs. 2008 | | 2008 vs. 2007 | |
|---|---|---|---|---|---|---|---|
| | 2009 | 2008 | $ Change | $ Change | % Change | $ Change | % Change |
| General and administrative expense (1) | $398 | $ 431 | $377 | $ (33) | -8% | $54 | 14% |
| Selling and marketing expense | 482 | 544 | 535 | (62) | -11% | 9 | 2% |
| Distribution expense | 65 | 75 | 69 | (10) | -13% | 6 | 9% |
| **Total selling, general and administrative expense** | **$945** | **$1,050** | **$981** | **$(105)** | **-10%** | **$69** | **7%** |

(1) Includes depreciation expense of $22 million, $28 million and $26 million for the fiscal year ended September 30, 2009, 2008 and 2007, respectively.

*Selling, general and administrative expense*

*2009 vs. 2008*

Selling, general and administrative costs decreased by $105 million for the fiscal year ended September 30, 2009. Expressed as a percentage of Recorded Music revenues, selling, general and administrative expenses remained flat at 36% for the fiscal years ended September 30, 2009 and 2008. This decrease was primarily driven by our efforts to better align selling and marketing expenses with revenues earned and the timing of our releases, the effect of continued focus on company-wide cost-management efforts, lower compensation expense and decreased distribution expense commensurate with the reduction of physical product sales.

*2008 vs. 2007*

Selling, general and administrative costs increased by $69 million for the fiscal year ended September 30, 2008, which was primarily the result of an increase in general and administrative costs of $54 million and selling and marketing costs of $9 million. The increase in general and administrative costs was driven by various investments in IT infrastructure, increased depreciation expense and increased costs resulting from recent acquisitions. Distribution expense increased by $6 million and remained flat at 2% as a percentage of Recorded Music revenues.

*Music Publishing*

*Revenues*

*2009 vs. 2008*

Music Publishing revenues decreased to $578 million for the fiscal year ended September 30, 2009 as compared to $623 million for the fiscal year ended September 30, 2008. Music Publishing revenues represented 18% of consolidated revenues, prior to intersegment eliminations, for the fiscal year ended September 30, 2009 and 2008. U.S. Music Publishing revenues were $238 million and $225 million, or 41% and 36% of Music Publishing revenues for the fiscal year ended September 30, 2009 and 2008, respectively. International Music Publishing revenues were $340 million and $398 million, or 59% and 64% of consolidated Music Publishing revenues for the fiscal year ended September 30, 2009 and 2008, respectively.

The decrease in Music Publishing revenues was due primarily to declines in mechanical revenues of $33 million and performance revenues of $17 million, which reflected the effects of the industry-wide decrease in physical sales and general economic pressures. The decrease in mechanical revenues was partially offset by a $25 million benefit from an agreement reached by the U.S. recorded music and music publishing industries, which will result in the payment of mechanical royalties accrued in prior years by record companies. In addition, the decrease in mechanical and performance revenues was partially offset by an increase in digital revenues of $14 million as the transition from physical sales to digital sales continues. Excluding the unfavorable impact of foreign currency exchange rates, total Music Publishing revenues increased $4 million, or 1%, for the fiscal year ended September 30, 2009.

*2008 vs. 2007*

Music Publishing revenues increased to $623 million for the fiscal year ended September 30, 2008 as compared to $570 million for the fiscal year ended September 30, 2007. Music Publishing revenues represented 18% and 17% of consolidated revenues, prior to intersegment eliminations, for the fiscal years ended September 30, 2008 and 2007, respectively. U.S. Music Publishing revenues were $225 million and $212 million, or 36% and 37% of Music Publishing revenues for the fiscal year ended September 30, 2008 and 2007, respectively. International Music Publishing revenues were $398 million and $358 million, or 64% and 63% of consolidated Music Publishing revenues for the fiscal years ended September 30, 2008 and 2007, respectively.

The increase in Music Publishing revenues was primarily attributable to increased performance revenues of $30 million due to the popularity of certain compositions and increased digital revenues of $13 million due to the transition in the recorded music industry. Synchronization revenue increased by $8 million as a result of the variability in the film and television commercial business as well as timing of payments.

The increase in Music Publishing revenues was partially offset by the decrease of $3 million in mechanical revenue. The decrease in mechanical revenue was driven by the overall Recorded Music industry decline in physical sales.

*OIBDA and Operating Income from Continuing Operations*

Music Publishing operating income from continuing operations includes the following amounts (in millions):

| | For the Fiscal Years Ended September 30, | | | *2009 vs. 2008* | | *2008 vs. 2007* | |
|---|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | $ Change | % Change | $ Change | % Change |
| OIBDA | $161 | $162 | $160 | $(1) | -1% | $ 2 | 1% |
| Depreciation and amortization | (68) | (71) | (62) | 3 | -4% | (9) | 15% |
| Operating income from continuing operations | $ 93 | $ 91 | $ 98 | $ 2 | 2% | $(7) | -7% |

*2009 vs. 2008*

Music Publishing OIBDA decreased $1 million to $161 million for the fiscal year ended September 30, 2009 as compared to $162 million for the fiscal year ended September 30, 2008. Expressed as a percentage of Music Publishing revenues, Music Publishing OIBDA was 28% and 26% for the fiscal years ended September 30, 2009 and 2008, respectively. The increase in OIBDA margin was primarily related to a $7 million OIBDA benefit from an agreement reached by the U.S. recorded music and music publishing industries, which will result in the payment of mechanical royalties accrued in prior years by record companies, as well as a reduction in cost of revenues noted below.

Music Publishing operating income increased by $2 million for the fiscal year ended September 30, 2009 due to the decrease in depreciation and amortization expense offset by a slight increase in OIBDA noted above. Music Publishing operating income margin increased to 16% for the fiscal year ended September 30, 2009 from 15% for the fiscal year ended September 30, 2008.

*2008 vs. 2007*

Music Publishing OIBDA increased $2 million to $162 million for the fiscal year ended September 30, 2008 as compared to $160 million for the fiscal year ended September 30, 2007. Expressed as a percentage of Music Publishing revenues, Music Publishing OIBDA was 26% and 28% for the fiscal years ended September 30, 2008 and 2007, respectively. The decrease was primarily related to severance costs incurred in fiscal 2008 of $2 million as well as $3 million received as part of the Napster settlement in fiscal 2007.

Music Publishing operating income decreased by $7 million for the fiscal year ended September 30, 2008 due to the increase in depreciation and amortization expense offset by a slight increase in OIBDA noted above. Music Publishing operating income margin decreased to 15% for the fiscal year ended September 30, 2008 from 17% for the fiscal year ended September 30, 2007.

Music Publishing cost of revenues was composed of the following amounts (in millions):

| | For the Fiscal Years Ended September 30, | | | *2009 vs. 2008* | | *2008 vs. 2007* | |
|---|---|---|---|---|---|---|---|
| | **2009** | **2008** | **2007** | **$ Change** | **% Change** | **$ Change** | **% Change** |
| Artist and repertoire costs | $359 | $400 | $360 | $(41) | -10% | $40 | 11% |
| **Total cost of revenues** | **$359** | **$400** | **$360** | **$(41)** | **-10%** | **$40** | **11%** |

*Cost of revenues*

*2009 vs. 2008*

Music Publishing cost of revenues decreased by $41 million for the fiscal year ended September 30, 2009. Expressed as a percentage of Music Publishing revenues, Music Publishing cost of revenues decreased from 64% for the fiscal year ended September 30, 2008 to 62% for the fiscal year ended September 30, 2009. The decrease was related to the decline in associated revenues, the change in revenue mix as different royalty rates apply to different revenue streams as well as our continued focus to efficiently direct current and future spending on publishing deals that maximize profitability.

*2008 vs. 2007*

Music Publishing cost of revenues increased by $40 million for the fiscal year ended September 30, 2008. The increase was driven by an increase in artist and repertoire costs resulting from the change in revenue mix as different rates apply to the different revenue streams. Expressed as a percentage of Music Publishing revenues, Music Publishing cost of revenues were 64% and 63% for the fiscal year ended September 30, 2008 and 2007, respectively.

Music Publishing selling, general and administrative expenses were comprised of the following amounts (in millions):

| | For the Fiscal Years Ended September 30, | | | *2009 vs. 2008* | | *2008 vs. 2007* | |
|---|---|---|---|---|---|---|---|
| | **2009** | **2008** | **2007** | **$ Change** | **% Change** | **$ Change** | **% Change** |
| General and administrative expense (1) | $60 | $63 | $53 | $ (3) | -5% | $ 10 | 19% |
| Selling and marketing expense | 2 | 2 | 2 | — | — | — | — |
| **Total selling, general and administrative expense** | **$62** | **$65** | **$55** | **$ (3)** | **-5%** | **$ 10** | **18%** |

(1) Includes depreciation expense of $4 million, $4 million and $3 million for the fiscal years ended September 30, 2009, 2008 and 2007, respectively.

*Selling, general and administrative expense*

*2009 vs. 2008*

Music Publishing selling, general and administrative expense decreased $3 million to $62 million for the fiscal year ended September 30, 2009 from $65 million for the fiscal year ended September 30, 2008. Expressed as a percentage of Music Publishing revenues, Music Publishing selling, general and administrative expense was 11% and 10% for the fiscal year ended September 30, 2009 and 2008, respectively.

*2008 vs. 2007*

Music Publishing selling, general and administrative expenses increased by $10 million for the fiscal year ended September 30, 2008. The increase was primarily the result of an increase in general and administrative costs from newly acquired businesses and severance expense. Expressed as a percentage of Music Publishing revenues, Music Publishing selling, general and administrative expenses remained flat at 10% for the fiscal years ended September 30, 2008 and 2007.

*Corporate Expenses and Eliminations*

*2009 vs. 2008*

Our OIBDA from corporate expenses and eliminations increased $3 million to $100 million for the fiscal year ended September 30, 2009, compared to $103 million for the fiscal year ended September 30, 2008. The increase in OIBDA from corporate expenses and eliminations was primarily driven by our company-wide cost management efforts.

Our operating loss from continuing operations from corporate expenses and eliminations decreased from $117 million for the fiscal year ended September 30, 2008 to $111 million for the fiscal year ended September 30, 2009. The decrease in operating loss from continuing operations was primarily driven by the decrease in corporate expenses noted above and decreased depreciation and amortization expense.

*2008 vs. 2007*

Our OIBDA from corporate expenses and eliminations increased by $4 million to $103 million for the fiscal year ended September 30, 2008, compared to $107 million for the fiscal year ended September 30, 2007. The increase in OIBDA from corporate expenses and eliminations was primarily driven by our company-wide cost management efforts.

Our operating loss from continuing operations from corporate expenses and eliminations decreased from $119 million for the fiscal year ended September 30, 2007 to $117 million for the fiscal year ended September 30, 2008. The decrease in operating loss from continuing operations was primarily driven by the decrease in corporate expenses noted above, offset by a slight increase in depreciation and amortization expense.

## FINANCIAL CONDITION AND LIQUIDITY

### Financial Condition at September 30, 2009

At September 30, 2009, we had $1.939 billion of debt, $384 million of cash and equivalents (net debt of $1.555 billion, defined as total debt less cash and equivalents and short-term investments) and $143 million of shareholders' deficit. At September 30, 2008, we had $2.259 billion of debt, $411 million of cash and equivalents (net debt of $1.848 billion, defined as total debt less cash and equivalents and short-term investments) and $86 million of shareholders' deficit. Net debt decreased $293 million as a result of (i) the full repayment of our senior credit facility of $1.379 billion, (ii) a $23 million impact in foreign exchange rates on our Sterling-denominated Senior Subordinated Notes, offset by (iii) the issuance of $1.1 billion of Senior Secured Notes with an original issue discount of $41 million (for net proceeds of $1.059 billion), (iv) a $22 million increase related to the accretion on our Holdings Discount Notes, (v) a $1 million increase related to the accretion on our Senior Secured Notes and (vi) a $27 million decrease in cash and equivalents as more fully described below.

### Cash Flows

The following table summarizes our historical cash flows. The financial data for the fiscal year ended September 30, 2009, 2008 and 2007 have been derived from our audited financial statements included elsewhere herein.

| Cash Provided By (Used In): | For the Fiscal Year Ended September 30, 2009 | For the Fiscal Year Ended September 30, 2008 | For the Fiscal Year Ended September 30, 2007 |
|---|---|---|---|
| | | (in millions) | |
| Operating activities | $ 234 | $ 304 | $ 302 |
| Investing activities | 82 | (167) | (255) |
| Financing activities | (343) | (59) | (94) |

*Operating Activities*

Cash provided by operations was $234 million for the fiscal year ended September 30, 2009 compared to $304 million for the fiscal year ended September 30, 2008. The $70 million decrease reflected the decrease in OIBDA, the variable timing of our working capital requirements in association with our business cycle and an increase in cash paid for taxes, partially offset by a decrease in cash paid for interest.

*Investing Activities*

Cash provided by investing activities was $82 million for the fiscal year ended September 30, 2009 as compared to cash used of $167 million for the fiscal years ended September 30, 2008. Cash provided by investing activities of $82 million for the fiscal year ended September 30, 2009 consisted primarily of proceeds received from the sale of our remaining stake in Front Line Management to Ticketmaster for $123 million and proceeds from the sale of a building of $8 million offset by $27 million in capital expenditures, cash used for acquisitions totaling $16 million and $11 million of cash used to acquire music publishing rights. Cash used in investing activities of $167 million for the fiscal year ended September 30, 2008 consisted primarily of our $50 million investment in Frank Sinatra Enterprises, LLC ("FSE"), additional smaller acquisitions totaling $50 million, net of cash acquired, and $35 million invested in cost-method investments. In addition, cash used in investing activities reflected $25 million to acquire music publishing copyrights. We also paid $32 million for capital expenditures. This was offset by the receipt of approximately $25 million related to the sale of certain investments.

*Financing Activities*

Cash used in financing activities was $343 million for the fiscal year ended September 30, 2009 compared to $59 million for the fiscal year ended September 30, 2008. Cash used in financing activities of $343 million for the fiscal year ended September 30, 2009 consisted of the full repayment of the senior credit facility of $1.371 billion, our normal quarterly repayments of debt of $8 million and $23 million of financing fees related to the Senior Secured Notes offset by $1.059 billion of net proceeds from the issuance of the Senior Secured Notes. Cash used in financing activities of $59 million for the fiscal year ended September 30, 2008 consisted of our quarterly repayments of debt and dividend payments.

**Liquidity**

Our primary sources of liquidity are the cash flows generated from our subsidiaries' operations and available cash and equivalents and short-term investments. These sources of liquidity are needed to fund our debt service requirements, working capital requirements, capital expenditure requirements and any quarterly dividends we may elect to pay in the future. We believe that our existing sources of cash will be sufficient to support our existing operations over the next fiscal year.

As of September 30, 2009, our long-term debt consisted of $1.1 billion aggregate principal amount of Senior Secured Notes less unamortized discount of $40 million, $626 million of Acquisition Corp. Senior Subordinated Notes and $253 million of Holdings Discount Notes. In connection with the refinancing in May of 2009, our senior secured credit facility was repaid in full during the fiscal year ended September 30, 2009 and both the term loan facility and revolving credit facility contained therein were terminated.

*Senior Secured Notes*

On May 28, 2009, Acquisition Corp. issued $1.1 billion aggregate principal amount of 9.50% Senior Secured Notes due 2016 pursuant to an indenture, dated as of May 28, 2009, among Acquisition Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee. The Senior Secured Notes were issued at 96.289% of their face value for total net proceeds of $1.059 billion, with an effective interest rate of 10.25%. The original issue discount (OID) was $41 million. The OID is equal to the difference between the stated principal amount and the issue price. The OID will be amortized over the term of the Senior Secured Notes using the effective interest rate method and reported as non-cash interest expense. Deferred financing fees of $25 million were incurred related to the Senior Secured Notes and are being amortized over the term of the Senior Secured Notes.

The Senior Secured Notes mature on June 15, 2016. Interest on the Senior Secured Notes accrues at a rate of 9.50% per annum and is payable, commencing on December 15, 2009, semi-annually in arrears on June 15 and December 15 of each year to the holders of record on the immediately preceding June 1 and December 1. Interest on the Senior Secured Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

The Senior Secured Notes are senior secured obligations of Acquisition Corp. that rank senior in right of payment to Acquisition Corp.'s subordinated indebtedness, including its existing senior subordinated notes. The obligations under the Senior Secured Notes are fully and unconditionally guaranteed on a senior secured basis by each of Acquisition Corp.'s existing direct or indirect wholly owned domestic subsidiaries and any such subsidiaries that guarantee other indebtedness of Acquisition Corp. in the future. The Senior Secured Notes are not guaranteed by Holdings. All obligations under the Senior Secured Notes and the guarantees of those obligations are secured by first-priority liens, subject to permitted liens, in the assets of Holdings, Acquisition Corp., and the subsidiary guarantors that previously secured our senior credit facility, which consist of the shares of Acquisition Corp., Acquisition Corp.'s assets and the assets of the subsidiary guarantors, except for certain excluded assets.

At any time prior to June 15, 2012, Acquisition Corp., at its option, may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes at a redemption price of 109.50% of the principal amount of the Senior Secured Notes redeemed, plus accrued and unpaid interest with the proceeds of an Equity Offering, as defined in the indenture, provided that after such redemption at least 50% of the originally issued Senior Secured Notes remain outstanding. Prior to June 15, 2013, Acquisition Corp. may redeem some or all of the Senior Secured Notes at a price equal to 100% of the principal amount plus a make whole premium, as defined in the Indenture. The Senior Secured Notes are also redeemable in whole or in part, at Acquisition Corp.'s option, at any time on or after June 15, 2013 for the following redemption prices, plus accrued and unpaid interest:

| Twelve month period beginning June 15, | Percentage |
|---|---|
| 2013 | 104.750% |
| 2014 | 102.375% |
| 2015 and thereafter | 100.000% |

Upon the consummation and closing of a Major Music/Media Transaction, as defined in the Indenture, at any time prior to June 15, 2013, the Senior Secured Notes may be redeemed in whole or in part, at Acquisition Corp.'s option, at a redemption price of 104.75% plus accrued and unpaid interest. In the event of a change in control, as defined in the Indenture, each holder of the Senior Secured Notes may require Acquisition Corp. to repurchase some or all of its respective Senior Secured Notes at a purchase price equal to 101% plus accrued and unpaid interest.

The indenture for the Senior Secured Notes contains a number of covenants that, among other things, limit (subject to certain exceptions), the ability of Acquisition Corp. and its restricted subsidiaries to (i) incur additional debt or issue certain preferred shares; (ii) pay dividends on or make distributions in respect of its capital stock or make other restricted payments (as defined in the Indenture); (iii) make certain investments; (iv) sell certain assets; (v) create liens on certain debt; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (vii) sell or otherwise dispose of its Music Publishing business; (viii) enter into certain transactions with affiliates and (ix) designate its subsidiaries as unrestricted subsidiaries.

Acquisition Corp. used the net proceeds from the Senior Secured Notes offering, plus approximately $335 million in existing cash, to repay in full all amounts due under its then-existing senior secured credit facility and pay related fees and expenses. In connection with the repayment, Acquisition Corp. terminated its revolving credit facility. Included in interest expense for the fiscal year ended September 30, 2009 was $18 million of previously unamortized deferred financing fees related to the senior secured credit facility. Such amounts were recognized as a result of the repayment of the senior secured credit facility.

*Senior Subordinated Notes of Acquisition Corp.*

Acquisition Corp. has outstanding two tranches of senior subordinated notes due in 2014: $465 million principal amount of U.S. dollar-denominated notes and £100 million principal amount of Sterling-denominated notes (collectively, the "Acquisition Corp. Senior Subordinated Notes"). The Acquisition Corp. Senior Subordinated Notes mature on April 15, 2014 and bear interest at a fixed rate of 7.375% per annum on the $465 million dollar notes and 8.125% per annum on the £100 million Sterling-denominated notes.

The indenture governing the Acquisition Corp. Senior Subordinated Notes limits our ability and the ability of our restricted subsidiaries to incur additional indebtedness or issue certain preferred shares; to pay dividends on or make other distributions in respect of our capital stock or make other restricted payments; to make certain investments; to sell certain assets; to create liens on certain debt without securing the notes; to consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; to enter into certain transactions with affiliates and to designate our subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, the indenture governing the notes permits us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness, and to make certain restricted payments and investments.

*Holdings Discount Notes*

As of September 30, 2009, Holdings had $253 million of debt represented by the Holdings Discount Notes, net of issuance discounts. The Holdings Discount Notes were issued at a discount and had an initial accreted value of $630.02 per $1,000 principal amount at maturity. Prior to December 15, 2009, no cash interest payments accrue. However, interest accrues on the Holdings Discount Notes in the form of an increase in the accreted value of such notes such that the accreted value of the Holdings Discount Notes will equal the principal amount at maturity of $257 million on December 15, 2009. Thereafter, cash interest on the Holdings Discount Notes is payable semi-annually at a fixed rate of 9.5% per annum with the initial cash interest payment payable on June 15, 2010. The Holdings Discount Notes mature on December 15, 2014.

The indenture governing the Holdings Discount Notes limits our ability and the ability of our restricted subsidiaries to incur additional indebtedness or issue certain preferred shares; to pay dividends on or make other distributions in respect of its capital stock or make other restricted payments; to make certain investments; to sell certain assets; to create liens on certain debt without securing the notes; to consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; to enter into certain transactions with affiliates; and to designate its subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, the indenture governing the notes permits Holdings and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, and to make certain restricted payments and investments.

*Dividends*

We discontinued our previous policy of paying a regular quarterly dividend during the second quarter of fiscal year 2008. We currently intend to retain future earnings to build cash on the balance sheet for other purposes, such as investing in our business, particularly in A&R, or assisting with repurchasing or refinancing our indebtedness. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors our Board of Directors may deem relevant.

On February 6, 2008, we declared our final quarterly dividend under the now discontinued policy on our outstanding common stock at a rate of $0.13 per share. The final dividend was paid on February 29, 2008. On December 29, 2006, March 8, 2007, June 5, 2007 and September 4, 2007 we declared dividends on our outstanding common stock at a rate of $0.13 per share. The dividends were paid on February 16, 2007, April 27, 2007, July 25, 2007 and October 24, 2007, respectively.

### Covenant Compliance

The indentures governing the Holdings Discount Notes, the Acquisition Corp. Senior Subordinated Notes and the Senior Secured Notes contain certain financial covenants, which limit the ability of our restricted subsidiaries as defined in the indentures governing the notes to, among other things, incur additional indebtedness, issue certain preferred shares, pay dividends, make certain investments, sell certain assets, create liens on certain debt, and consolidate, merge, sell or otherwise dispose of all, or some of, our assets. In order for Acquisition Corp. and Holdings to incur additional debt or make certain restricted payments using certain exceptions provided for in the indentures governing the Acquisition Corp. Senior Subordinated Notes, the Senior Secured Notes and Holdings Discount Notes, the Fixed Charge Coverage Ratio, as defined in such indentures, must exceed a 2.0 to 1.0 ratio. Fixed Charges are defined in such indentures as consolidated interest expense excluding certain non-cash interest expense.

The terms of the indentures governing the Acquisition Corp. Senior Subordinated Notes, the Senior Secured Notes and Holdings Discount Notes significantly restrict Acquisition Corp., Holdings and other subsidiaries from paying dividends and otherwise transferring assets to us. For example, the ability of Acquisition Corp. and Holdings to make such payments is governed by a formula based on 50% of each of their consolidated net income (which, as defined in the indentures governing such notes, excludes goodwill impairment charges and any after-tax extraordinary, unusual or nonrecurring gains and losses) accruing from July 1, 2004 under the indentures governing the Acquisition Corp. Senior Subordinated Notes, the Holdings Discount Notes, and July 1, 2009 under the Acquisition Corp. Senior Secured Notes, plus in each case proceeds from equity offerings and capital contributions, among other items. In addition, as a condition to making such payments to us based on such formula, Acquisition Corp. and Holdings must each have an adjusted EBITDA, as defined in the indenture, to interest expense ratio of at least 2.0 to 1.0 after giving effect to any such payments. Notwithstanding such restrictions, the indentures governing the Acquisition Corp. Senior Subordinated Notes, the Holdings Discount Notes and the Acquisition Corp. Senior Secured Notes permit an aggregate of $45 million, $75 million, and $50 million, respectively, of such payments to be made by Acquisition Corp. and Holdings pursuant to the indentures, whether or not there is availability under the formula or the conditions to its use are met. The indenture governing the Senior Secured Notes also permits Acquisition Corp. to make restricted payments not to exceed $90 million in any fiscal year.

Acquisition Corp. and Holdings may make additional restricted payments using certain other exceptions provided for in the indentures governing the Acquisition Corp. Senior Subordinated Notes, the Senior Secured Notes and Holdings Discount Notes.

### Summary

Management believes that funds generated from our operations will be sufficient to fund our debt service requirements, working capital requirements and capital expenditure requirements for the foreseeable future. We also have additional borrowing capacity under our indentures. However, our ability to continue to fund these items and to reduce debt may be affected by general economic, financial, competitive, legislative and regulatory factors, as well as other industry-specific factors such as the ability to control music piracy and the continued decline of industry-wide CD sales. We or any of our affiliates may also, from time to time depending on market conditions and prices, contractual restrictions, our financial liquidity and other factors, seek to repurchase our Holdings Discount Notes, our Acquisition Corp. Senior Subordinated Notes or our Senior Secured Notes and/or common stock in open market purchases, privately negotiated purchases or otherwise. The amounts involved in any such transactions, individually or in the aggregate, may be material and may be funded from available cash or from additional borrowings. In addition, we may from time to time, depending on market conditions and prices, contractual restrictions, our financial liquidity and other factors, seek to refinance our Holdings Discount Notes, Acquisition Corp. Senior Subordinated Notes and/or our Senior Secured Notes with existing cash and/or with funds provided from additional borrowings.

## Contractual and Other Obligations

*Firm Commitments*

The following table summarizes the Company's aggregate contractual obligations at September 30, 2009, and the estimated timing and effect that such obligations are expected to have on the Company's liquidity and cash flow in future periods.

| Firm Commitments and Outstanding Debt | Fiscal years: Less than 1 year | 1-3 years | 3-5 years | After 5 years | Total |
|---|---|---|---|---|---|
| | (in millions) | | | | |
| Senior Secured Notes | $— | $— | $ — | $1,100 | $1,100 |
| Interest on Senior Secured Notes | 105 | 209 | 209 | 209 | 732 |
| Acquisition Corp. Senior Subordinated Notes | — | — | 626 | — | 626 |
| Interest on Acquisition Corp. Senior Subordinated Notes | 47 | 95 | 95 | — | 237 |
| Holdings Discount Notes (including interest) | 12 | 49 | 49 | 270 | 380 |
| Operating leases | 33 | 59 | 41 | 47 | 180 |
| Artist, songwriter and co-publisher commitments | 79 | 158 | 158 | — | 395 |
| Minimum funding commitments to investees and other obligations | 6 | 6 | 2 | — | 14 |
| Total firm commitments and outstanding debt | $282 | $576 | $1,180 | $1,626 | $3,664 |

The following is a description of our firmly committed contractual obligations at September 30, 2009:

- Outstanding debt obligations consist of the Senior Secures Notes, the Acquisition Corp. Senior Subordinated Notes and the Holdings Discount Notes. These obligations have been presented based on the principal amounts due, current and long term as of September 30, 2009. Amounts do not include any fair value adjustments, bond premiums, discounts or interest payments. The interest obligations do not include interest related to our variable rate debt. See Note 12 to the audited financial statements for a description of our financing arrangements.
- Holdings Discount Notes payments include cash interest payments of $12 million for the fiscal year ending September 30, 2010, $25 million for each fiscal year ending September 30, 2011, 2012, 2013, 2014 and $13 million for the fiscal year ending September 30, 2015 as well as principal payments of $257 million in the fiscal year ending September 30, 2015.
- Operating lease obligations primarily relate to the minimum lease rental obligations for our real estate and operating equipment in various locations around the world. These obligations have been presented with the benefit of $6 million of sublease income expected to be received under non-cancelable agreements. The future minimum payments reflect the amounts owed under our lease arrangements and do not include any fair market value adjustments that may have been recorded as a result of the Acquisition.
- We enter into long-term commitments with artists, songwriters and co-publishers for the future delivery of music product. Aggregate firm commitments to such talent approximated $395 million across hundreds of artists, songwriters, publishers, songs and albums at September 30, 2009. Such commitments, which are unpaid advances across multiple albums and songs, are payable principally over a ten-year period, generally upon delivery of albums from the artists or future musical compositions by songwriters and co-publishers. Because the timing of payment, and even whether

payment occurs, is dependent upon the timing of delivery of albums and musical compositions from talent, the timing and amount of payment of these commitments as presented in the above summary can vary significantly.

- We have minimum funding commitments and other related obligations to support the operations of various investments.

## MARKET RISK MANAGEMENT

We are exposed to market risk arising from changes in market rates and prices, including movements in foreign currency exchange rates and interest rates.

### Foreign Currency Risk

We have significant transactional exposure to changes in foreign currency exchange rates relative to the U.S. dollar due to the global scope of our operations. For the fiscal year ended September 30, 2009, approximately $1.760 billion, or 55%, of our revenues were generated outside of the U.S. The top five revenue-producing international countries are the U.K., Japan, France, Germany and Italy, which use the British pound sterling, Japanese yen and euro as currencies, respectively. See Note 19 to our audited financial statements included elsewhere herein for information on our operations in different geographical areas.

Historically, we have used (and continue to use) foreign exchange forward contracts, primarily to hedge the risk that unremitted or future royalties and license fees owed to our domestic companies for the sale, or anticipated sale, of U.S.-copyrighted products abroad may be adversely affected by changes in foreign currency exchange rates. In addition, we hedge foreign currency risk associated with financing transactions such as third-party and inter-company debt.

We focus on managing the level of exposure to the risk of foreign currency exchange rate fluctuations on our major currencies, which include the euro, British pound sterling, Japanese yen, Canadian dollar, Swedish krona and Australian dollar. See Note 18 to our audited financial statements included elsewhere herein for additional information.

The Company also is exposed to foreign currency exchange rate risk with respect to its £100 million principal amount of Sterling-denominated notes that were issued in April 2004. These sterling notes mature on April 15, 2014. As of September 30, 2009, these sterling notes had a carrying value of $161 million. Based on the principal amount of Sterling-denominated notes outstanding as of September 30, 2009 and assuming that all other market variables are held constant (including the level of interest rates), a 10% weakening or strengthening of the U.S. dollar compared to the British pound sterling would not have an impact on the fair value of these sterling notes, since these notes are completely hedged as of September 30, 2009.

### Interest Rate Risk

We have $1.939 billion debt outstanding at September 30, 2009. Based on the level of interest rates prevailing at September 30, 2009, the fair value of this fixed-rate debt was approximately $1.983 billion. Further, based on the amount of our fixed-rate debt, a 25 basis point increase or decrease in the level of interest rates would increase or decrease the fair value of the fixed-rate debt by approximately $8 million and $5 million, respectively. This potential increase or decrease is based on the simplified assumption that the level of fixed-rate debt remains constant with an immediate across the board increase or decrease in the level of interest rates with no subsequent changes in rates for the remainder of the period.

We monitor our positions with, and the credit quality of, the financial institutions that are party to any of our financial transactions.

## CRITICAL ACCOUNTING POLICIES

The SEC's Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR 60"), suggests companies provide additional disclosure and commentary on those accounting policies considered most critical. FRR 60 considers an accounting policy to be critical if it is important to our financial condition and results, and requires significant judgment and estimates on the part of management in our application. We believe the following list represents the critical accounting policies of us as contemplated by FRR 60. For a summary of all of our significant accounting policies, see Note 3 to our audited financial statements included elsewhere herein.

### Purchase Accounting

We account for our business acquisitions under the purchase method of accounting in accordance with Financial Accounting Standards Board ("FASB") Statement No. 141, "*Business Combinations*" ("FAS 141"). The total cost of acquisitions is allocated to the underlying identifiable net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. In addition, reserves have been established on our balance sheet related to acquired liabilities and qualifying restructuring costs based on assumptions made at the time of acquisition. We evaluate these reserves on a regular basis to determine the adequacy or accuracy of the amounts estimated.

### Accounting for Goodwill and Other Intangible Assets

We account for our goodwill and other indefinite-lived intangible assets as required by FASB Accounting Standards Codification ("ASC") Topic 350, Intangibles—Goodwill and other ("ASC 350"). Under ASC 350 the Company no longer amortizes goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life. ASC 350 requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques on an annual basis and when events occur that may suggest that the fair value of such assets cannot support the carrying value. Goodwill impairment is tested using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its net book value (or carrying amount), including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. We perform internal valuation analyses and consider other market information that is publicly available and, if deemed necessary, we obtain appraisals from independent valuation firms to assist in the process of determining goodwill impairment, if any. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and analysis of recent transactions. These approaches use significant estimates and assumptions including projected future cash flows (including timing), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

We test our goodwill and other indefinite-lived intangible assets for impairment on an annual basis in the fourth quarter each fiscal year. We tested our goodwill and other indefinite-lived intangible assets for impairment in the fourth fiscal quarter of 2009 and noted that no impairment occurred.

As of September 30, 2009, Warner Music Group has recorded goodwill in the amount of $1.04 billion, primarily related to the Acquisition. See Note 9 to our audited financial statements included herein for a further discussion of Warner Music Group's goodwill.

**Equity Method and Cost Method Investments**

For non-publicly traded investments, management's assessment of fair value is based on valuation methodologies including discounted cash flows, estimates of sales proceeds and external appraisals, as appropriate. The ability to accurately predict future cash flows, especially in developing and unstable markets, may impact the determination of fair value.

In the event a decline in fair value of an investment occurs, management may be required to determine if the decline in market value is other than temporary. Management's assessments as to the nature of a decline in fair value are based on the valuation methodologies discussed above and our ability and intent to hold the investment. We consider our equity method investees to be strategic long-term investments; therefore, we generally complete our assessments with a long-term viewpoint. If the fair value of any of our equity method or cost method investments is less than the carrying value and the decline in value is considered to be other than temporary, an impairment charge is recorded to write down the carrying value of the investment to its fair value. Management's assessments of fair value in accordance with these valuation methodologies represent our best estimates as of the time of the impairment review and are consistent with our internal planning. If different fair values were estimated, this could have a material impact on the financial statements.

**Revenue and Cost Recognition**

***Sales Returns and Uncollectible Accounts***

In accordance with practice in the recorded music industry and as customary in many territories, certain products (such as CDs and DVDs) are sold to customers with the right to return unsold items. Under FASB ASC Topic 605, Revenue Recognition, revenues from such sales are recognized when the products are shipped based on gross sales less a provision for future estimated returns.

In determining the estimate of product sales that will be returned, management analyzes historical returns, current economic trends, changes in customer demand and commercial acceptance of our products. Based on this information, management reserves a percentage of each dollar of product sales to provide for the estimated customer returns.

Similarly, management evaluates accounts receivables to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, including an analysis of specific risks on a customer-by-customer basis for larger accounts and customers, and a receivables aging analysis that determines the percent that has historically been uncollected by aged category. Based on this information, management provides a reserve for the estimated amounts believed to be uncollectible.

Based on management's analysis of sales returns and uncollectible accounts, reserves totaling $135 million and $159 million have been established at September 30, 2009 and September 30, 2008, respectively. The ratio of our receivable allowances to gross accounts receivables were approximately 20% and 23% at September 30, 2009 and September 30, 2008, respectively.

***Gross Versus Net Revenue Classification***

In the normal course of business, we act as an intermediary or agent with respect to certain payments received from third parties. For example, we distribute music product on behalf of third-party record labels.

The accounting issue encountered in these arrangements is whether we should report revenue based on the "gross" amount billed to the ultimate customer or on the "net" amount received from the customer after participation and other royalties paid to third parties. To the extent revenues are recorded gross (in the full amount billed), any participations and royalties paid to third parties are recorded as expenses so that the net amount (gross revenues, less expenses) flows through operating income. Accordingly, the impact on operating income is the same, whether we record the revenue on a gross basis or net basis (less related participations and royalties).

Determining whether revenue should be reported gross or net is based on an assessment of whether we are acting as the "principal" in a transaction or acting as an "agent" in the transaction. To the extent we are acting as a principal in a transaction, we report as revenue the payments received on a gross basis. To the extent we are acting as an agent in a transaction, we report as revenue the payments received less participations and royalties paid to third parties, i.e., on a net basis. The determination of whether we are serving as principal or agent in a transaction is judgmental in nature and based on an evaluation of the terms of an arrangement.

In determining whether we serve as principal or agent in these arrangements, we follow the guidance in FASB ASC Subtopic 605-45, Principal Agent Considerations ("ASC 605-45"). Pursuant to such guidance, we serve as the principal in transactions where we have the substantial risks and rewards of ownership. The indicators that we have substantial risks and rewards of ownership are as follows:

- we are the supplier of the products or services to the customer;
- we have latitude in establishing prices;
- we have the contractual relationship with the ultimate customer;
- we modify and service the product purchased to meet the ultimate customer specifications;
- we have discretion in supplier selection; and
- we have credit risk.

Conversely, pursuant to ASC 605-45, we serve as agent in arrangements where we do not have substantial risks and rewards of ownership. The indicators that we do not have substantial risks and rewards of ownership are as follows:

- the supplier (not Warner Music Group) is responsible for providing the product or service to the customer;
- the supplier (not Warner Music Group) has latitude in establishing prices;
- the amount we earn is fixed;

- the supplier (not Warner Music Group) has credit risk; and
- the supplier (not Warner Music Group) has general inventory risk for a product before it is sold.

Based on the above criteria and for the more significant transactions that we have evaluated, we record the distribution of product on behalf of third-party record labels on a gross basis, subject to the terms of the contract. However, recorded music compilations distributed by other record companies where we have a right to participate in the profits are recorded on a net basis.

**Accounting for Royalty Advances**

We regularly commit to and pay advance royalties to our artists and songwriters in respect of future sales. We account for these advance royalty payments under the related guidance in FASB ASC Topic 928, Entertainment—Music ("ASC 928"). Under ASC 928, we capitalize as assets certain advance royalty payments that management believes are recoverable from future royalties to be earned by the artist or songwriter.

Management's decision to capitalize an advance to an artist or songwriter as an asset requires significant judgment as to the recoverability of these advances. The recoverability of these assets is assessed upon initial commitment of the advance based upon management's forecast of anticipated revenues from the sale of future and existing music and publishing-related products. In determining whether these amounts are recoverable, management evaluates the current and past popularity of the artist or songwriter, the initial or expected commercial acceptability of the product, the current and past popularity of the genre of music that the product is designed to appeal to, and other relevant factors. Based upon this information, management expenses the portion of such advances that it believes is not recoverable. In many cases, royalty advance payments to artists or publishers without history of successful commercial acceptability of the product and evidence of current or past popularity will be expensed immediately. All advances are assessed for recoverability continuously and at minimum on a quarterly basis.

We had $380 million and $386 million of advances on our balance sheet as of September 30, 2009 and 2008, respectively. We believe such advances are recoverable through future royalties to be earned by the related artists and songwriters.

**Stock-Based Compensation**

The Company accounts for share-based payments in accordance with FASB ASC Topic 718, Compensation—Stock Compensation ("ASC 718"). ASC 718 requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense based on their fair value. Under this fair value recognition provision of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. The Company has applied the modified prospective method and expenses deferred stock-based compensation on an accelerated basis over the vesting period of the stock award.

We estimate the fair value of our grants made using the binomial method, which includes assumptions related to volatility, expected life, dividend yield and risk-free interest rate. We also award or sell restricted shares to our employees. For restricted shares awarded or sold below market value, the accounting charge is measured at the grant date and amortized ratably as non-cash compensation over the vesting term.

**Accounting for Income Taxes**

As part of the process of preparing the consolidated financial statements, we are required to estimate income taxes payable in each of the jurisdictions in which we operate. This process involves estimating the actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. FASB ASC Topic 740, Income Taxes ("ASC 740"), requires a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. In circumstances where there is sufficient negative evidence, establishment of a valuation allowance must be considered. We believe that cumulative losses in the most recent three-year period generally represent sufficient negative evidence to consider a valuation allowance under the provisions of ASC 740. As a result, we determined that certain of our deferred tax assets required the establishment of a valuation allowance.

The realization of the remaining deferred tax assets is primarily dependent on forecasted future taxable income. Any reduction in estimated forecasted future taxable income may require that we record additional valuation allowances against our deferred tax assets on which a valuation allowance has not previously been established. The valuation allowance that has been established will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that such assets will be realized. An ongoing pattern of profitability will generally be considered as sufficient positive evidence. Our income tax expense recorded in the future may be reduced to the extent of offsetting decreases in our valuation allowance. The establishment and reversal of valuation allowances could have a significant negative or positive impact on our future earnings.

Tax assessments may arise several years after tax returns have been filed. Predicting the outcome of such tax assessments involves uncertainty; however, we believe that recorded tax liabilities adequately account for our analysis of more likely than not outcomes.

**New Accounting Principles**

In addition to the critical accounting policies discussed above, we adopted several new accounting policies during the past two years. None of these new accounting principles had a material affect on our audited financial statements. See Note 3 to our audited financial statements included elsewhere herein for a complete summary.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As discussed in Note 18 to our audited financial statements for the fiscal year ended September 30, 2009, the Company is exposed to market risk arising from changes in market rates and prices, including movements in foreign currency exchange rates and interest rates. As of September 30, 2009, other than as described below, there have been no material changes to the Company's exposure to market risk since September 30, 2008.

We have transactional exposure to changes in foreign currency exchange rates relative to the U.S. dollar due to the global scope of our operations. We use foreign exchange contracts, primarily to hedge the risk that unremitted or future royalties and license fees owed to our domestic companies for the sale, or anticipated sale, of U.S.-copyrighted products abroad may be adversely affected by changes in foreign currency exchange rates. We focus on managing the level of exposure to the risk of foreign currency exchange rate fluctuations on our major currencies, which include the British pound sterling, euro, Japanese yen, Canadian dollar, Swedish krona and Australian dollar. During the fiscal year ended September 30, 2009, the Company entered into foreign exchange hedge contracts and, as of September 30, 2009, the Company has outstanding hedge contracts for the sale of $445 million and the purchase of $109 million of foreign currencies at fixed rates. Subsequent to September 30, 2009, certain of our foreign exchange contracts expired and were renewed with new foreign exchange contracts with similar features.

The fair value of foreign exchange contracts is subject to changes in foreign currency exchange rates. For the purpose of assessing the specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments. For foreign exchange forward contracts outstanding at September 30, 2009, assuming a hypothetical 10% depreciation of the U.S dollar against foreign currencies from prevailing foreign currency exchange rates and assuming no change in interest rates, the fair value of the foreign exchange forward contracts would have decreased by $34 million. Because our foreign exchange contracts are entered into for hedging purposes, these losses would be largely offset by gains on the underlying transactions.

We are exposed to foreign currency exchange rate risk with respect to our £100 million principal amount of Sterling-denominated notes that were issued in April 2004. These sterling notes mature on April 15, 2014. As of September 30, 2009, these sterling notes had a fair value and carrying value of approximately $161 million. Based on the principal amount of Sterling-denominated notes outstanding as of September 30, 2009 and assuming that all other market variables are held constant (including the level of interest rates), a 10% weakening or strengthening of the U.S. dollar compared to the British pound sterling would not have an impact on the fair value of these sterling notes, since these notes are completely hedged as of September 30, 2009.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

## WARNER MUSIC GROUP CORP.

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

**Contents**

Audited Financial Statements:

Management's Report on Internal Control Over Financial Reporting .............................. 81

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting .. 82

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements ........ 83

Consolidated Balance Sheets as of September 30, 2009 and September 30, 2008 ...................... 84

Consolidated Statements of Operations for the fiscal years ended September 30, 2009, 2008, and 2007 .... 85

Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2009, 2008, and 2007 ... 86

Consolidated Statements of Shareholders' Equity (Deficit) for the fiscal years ended September 30, 2009, 2008, and 2007 ............................................................... 87

Notes to Consolidated Audited Financial Statements .......................................... 88

Quarterly Financial Information ............................................................ 119

Supplementary Information—Consolidating Financial Statements ................................ 121

Schedule II—Valuation and Qualifying Accounts .............................................. 130

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended. Management designed our internal control systems in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Our internal control systems include the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified and are augmented by written policies, an organizational structure providing for division of responsibilities, careful selection and training of qualified financial personnel and a program of internal audits.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of September 30, 2009. The Company's independent auditors have issued their report on the Company's internal control over financial reporting.

## Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

**The Board of Directors and Shareholders of Warner Music Group Corp.**

We have audited Warner Music Group Corp.'s internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Warner Music Group Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Warner Music Group Corp. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Warner Music Group Corp. as of September 30, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended September 30, 2009 of Warner Music Group Corp. and our report dated November 24, 2009 expressed an unqualified opinion thereon.

New York, NY
November 24, 2009

/s/ Ernst & Young LLP

**Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements**

**The Board of Directors and Shareholders of Warner Music Group Corp.**

We have audited the accompanying consolidated balance sheets of Warner Music Group Corp. as of September 30, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended September 30, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of Warner Music Group Corp.'s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Warner Music Group Corp. at September 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, Warner Music Group Corp. changed its method of accounting for uncertainty in income taxes effective October 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Warner Music Group Corp's internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 24, 2009 expressed an unqualified opinion thereon.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The consolidating financial statements are presented for purposes of additional analysis and are not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in our audits of the consolidated financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, NY
November 24, 2009

/s/ Ernst & Young LLP

## Warner Music Group Corp.

## Consolidated Balance Sheets

| | September 30, 2009 | September 30, 2008 |
|---|---|---|
| | (in millions) | |
| **Assets** | | |
| Current assets: | | |
| Cash and equivalents | $ 384 | $ 411 |
| Accounts receivable, less allowances of $135 and $159 million | 544 | 538 |
| Inventories | 46 | 57 |
| Royalty advances expected to be recouped within one year | 171 | 174 |
| Deferred tax assets | 29 | 30 |
| Other current assets | 48 | 38 |
| Total current assets | 1,222 | 1,248 |
| Royalty advances expected to be recouped after one year | 209 | 212 |
| Investments | 18 | 155 |
| Property, plant and equipment, net | 100 | 117 |
| Goodwill | 1,040 | 1,085 |
| Intangible assets subject to amortization, net | 1,317 | 1,539 |
| Intangible assets not subject to amortization | 100 | 100 |
| Other assets | 64 | 70 |
| Total assets | $4,070 | $4,526 |
| **Liabilities and Shareholders' Deficit** | | |
| Current liabilities: | | |
| Accounts payable | $ 219 | $ 219 |
| Accrued royalties | 1,185 | 1,189 |
| Accrued liabilities | 339 | 312 |
| Current portion of long-term debt | — | 17 |
| Deferred income | 113 | 117 |
| Other current liabilities | 16 | 17 |
| Total current liabilities | 1,872 | 1,871 |
| Long-term debt | 1,939 | 2,242 |
| Deferred tax liabilities | 172 | 237 |
| Other noncurrent liabilities | 230 | 262 |
| Total liabilities | 4,213 | 4,612 |
| **Commitments and Contingencies** (see Note 17) | | |
| Shareholders' deficit: | | |
| Common stock ($0.001 par value; 500,000,000 shares authorized; 154,590,926 and 154,012,885 shares issued and outstanding) | — | — |
| Additional paid-in capital | 601 | 590 |
| Accumulated deficit | (786) | (686) |
| Accumulated other comprehensive income, net | 42 | 10 |
| Total shareholders' deficit | (143) | (86) |
| Total liabilities and shareholders' deficit | $4,070 | $4,526 |

See accompanying notes.

## Warner Music Group Corp.

## Consolidated Statements of Operations

| | Fiscal Year Ended September 30, 2009 | Fiscal Year Ended September 30, 2008 | Fiscal Year Ended September 30, 2007 |
|---|---|---|---|
| | (in millions, except per share data) | | |
| Revenues | $ 3,176 | $ 3,491 | $ 3,383 |
| Costs and expenses: | | | |
| Cost of revenues | (1,698) | (1,832) | (1,811) |
| Selling, general and administrative expenses (a) | (1,118) | (1,233) | (1,161) |
| Other income, net | — | 3 | 73 |
| Amortization of intangible assets | (225) | (222) | (206) |
| Restructuring costs | — | — | (50) |
| Total costs and expenses | (3,041) | (3,284) | (3,155) |
| Operating income from continuing operations | 135 | 207 | 228 |
| Interest expense, net | (195) | (180) | (182) |
| Minority interest income (expense) | 4 | (5) | (5) |
| Gain on sale of equity-method investment | 36 | — | — |
| Gain on foreign exchange transaction | 9 | — | — |
| Impairment of cost-method investments | (29) | — | — |
| Impairment of equity-method investments | (11) | — | — |
| Other income (expense), net | 1 | (8) | — |
| (Loss) income from continuing operations before income taxes | (50) | 14 | 41 |
| Income tax expense | (50) | (49) | (49) |
| Loss from continuing operations | (100) | (35) | (8) |
| Loss from discontinued operations (see Note 5) | — | (21) | (13) |
| Net loss | $ (100) | $ (56) | $ (21) |
| Net loss income per common share: | | | |
| Basic earnings per share: | | | |
| Loss from continuing operations | $ (0.67) | $ (0.24) | $ (0.05) |
| Loss from discontinued operations | — | (0.14) | (0.09) |
| Net loss | $ (0.67) | $ (0.38) | $ (0.14) |
| Diluted earnings per share: | | | |
| Loss from continuing operations | $ (0.67) | $ (0.24) | $ (0.05) |
| Loss from discontinued operations | — | (0.14) | (0.09) |
| Net loss | $ (0.67) | $ (0.38) | $ (0.14) |
| Weighted average common shares: | | | |
| Basic | 149.4 | 148.3 | 146.2 |
| Diluted | 149.4 | 148.3 | 146.2 |
| (a) Includes depreciation expense of: | $ (37) | $ (46) | $ (40) |

See accompanying notes.

## Warner Music Group Corp.

## Consolidated Statements of Cash Flows

| | Fiscal Year Ended September 30, 2009 | Fiscal Year Ended September 30, 2008 | Fiscal Year Ended September 30, 2007 |
|---|---|---|---|
| | | (in millions) | |
| **Cash flows from operating activities** | | | |
| Net loss | $ (100) | $ (56) | $ (21) |
| Loss from discontinued operations | — | 21 | 13 |
| Loss from continuing operations | (100) | (35) | (8) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | | |
| Gain on sale of equity investment | (36) | — | — |
| Gain on foreign exchange transaction | (9) | — | — |
| Gain on sale of building | (3) | — | — |
| Impairment of equity investment | 11 | — | — |
| Impairment of cost-method investments | 29 | — | — |
| Depreciation and amortization | 262 | 268 | 246 |
| Deferred taxes | — | (3) | (2) |
| Non-cash interest expense | 62 | 46 | 60 |
| Non-cash, stock-based compensation expense | 11 | 11 | 10 |
| Minority interest (income) expense | (4) | 5 | 5 |
| Other non-cash adjustments | — | (3) | (4) |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (8) | 28 | 73 |
| Inventories | 10 | 2 | 3 |
| Royalty advances | (20) | (6) | 18 |
| Accounts payable and accrued liabilities | 40 | (16) | (78) |
| Other balance sheet changes | (11) | 7 | (21) |
| Net cash provided by operating activities | 234 | 304 | 302 |
| **Cash flows from investing activities** | | | |
| Repayments of loans by (loans to) third parties | 3 | (3) | (14) |
| Investments and acquisitions of businesses | (16) | (132) | (212) |
| Acquisition of publishing rights | (11) | (25) | (25) |
| Proceeds from the sale of investments | 125 | 25 | 18 |
| Proceeds from the sale of building | 8 | — | 7 |
| Capital expenditures | (27) | (32) | (29) |
| Net cash provided by (used in) investing activities | 82 | (167) | (255) |
| **Cash flows from financing activities** | | | |
| Debt repayments | (1,379) | (17) | (17) |
| Proceeds from issuance of Senior Discount Notes | 1,059 | — | — |
| Deferred financing costs paid | (23) | — | — |
| Returns of capital and dividends paid | — | (42) | (79) |
| Other | — | — | 2 |
| Net cash used in financing activities | (343) | (59) | (94) |
| Effect of foreign currency exchange rate changes on cash | — | — | 13 |
| Net (decrease) increase in cash and equivalents | (27) | 78 | (34) |
| Cash and equivalents at beginning of period | 411 | 333 | 367 |
| Cash and equivalents at end of period | $ 384 | $ 411 | $ 333 |

See accompanying notes.

## Warner Music Group Corp.

## Consolidated Statements of Shareholders' Equity (Deficit)

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity (Deficit) |
|---|---|---|---|---|---|---|
| | Shares | ($0.001 per share) | | | | |
| | (in millions, except number of common shares) | | | | | |
| **Balance at September 30, 2006** | **149,156,028** | **$0.001** | **$567** | **$(516)** | **$ 7** | **$ 58** |
| Comprehensive income (loss): | | | | | | |
| Net loss | — | — | — | (21) | — | (21) |
| Foreign currency translation adjustment | — | — | — | — | (2) | (2) |
| Minimum pension liability | — | — | — | — | 8 | 8 |
| Deferred gains (losses) on derivative financial instruments | — | — | — | — | (14) | (14) |
| Total comprehensive income (loss) | — | — | — | (21) | (8) | (29) |
| Dividends | — | — | — | (76) | — | (76) |
| Issuance of stock options and restricted shares of common stock | (90,247) | $0.001 | 10 | — | — | 10 |
| Exercises of stock options | 458,956 | — | 2 | — | — | 2 |
| Other | — | — | — | (1) | — | (1) |
| **Balance at September 30, 2007** | **149,524,737** | **$0.001** | **$579** | **$(614)** | **$ (1)** | **$ (36)** |
| Comprehensive income (loss): | | | | | | |
| Net loss | — | — | — | (56) | — | (56) |
| Foreign currency translation adjustment | — | — | — | — | 17 | 17 |
| Minimum pension liability | — | — | — | — | (3) | (3) |
| Deferred gains (losses) on derivative financial instruments | — | — | — | — | (3) | (3) |
| Total comprehensive income (loss) | — | — | — | (56) | 11 | (45) |
| Dividends | — | — | — | (19) | — | (19) |
| Issuance of stock options and restricted shares of common stock | 4,347,084 | $0.001 | 11 | — | — | 11 |
| Exercises of stock options | 141,064 | — | — | — | — | — |
| Impact of change in accounting (see Note 3) | — | — | — | 3 | — | 3 |
| **Balance at September 30, 2008** | **154,012,885** | **$0.001** | **$590** | **$(686)** | **$ 10** | **$ (86)** |
| Comprehensive income (loss): | | | | | | |
| Net loss | — | — | — | (100) | — | (100) |
| Foreign currency translation adjustment | — | — | — | — | 20 | 20 |
| Minimum pension liability | — | — | — | — | 1 | 1 |
| Deferred gains (losses) on derivative financial instruments | — | — | — | — | 11 | 11 |
| Total comprehensive income (loss) | — | — | — | (100) | 32 | (68) |
| Issuance of stock options and restricted shares of common stock | 549,574 | $0.001 | 11 | — | — | 11 |
| Exercises of stock options | 28,467 | — | — | — | — | — |
| **Balance at September 30, 2009** | **154,590,926** | **$0.001** | **$601** | **$(786)** | **$ 42** | **$(143)** |

See accompanying notes.

## Warner Music Group Corp.

## Notes to Consolidated Audited Financial Statements

### 1. Description of Business

Warner Music Group Corp. (the "Company" or "Parent") was formed by a private equity consortium of investors (the "Investor Group") on November 21, 2003. The Company is the direct parent of WMG Holdings Corp. ("Holdings"), which is the direct parent of WMG Acquisition Corp. ("Acquisition Corp."). Acquisition Corp. is one of the world's major music-based content companies and the successor to substantially all of the interests of the recorded music and music publishing businesses of Time Warner Inc ("Time Warner"). Effective March 1, 2004, Acquisition Corp. acquired such interests from Time Warner for approximately $2.6 billion (the "Acquisition"). The original Investor Group included Thomas H. Lee Partners ("THL"), affiliates of Bain Capitol Investors, LLC ("Bain"), Providence Equity Partners, Inc. and its affiliates ("Providence") and Music Capital Partners, L.P. ("Music Capital"). Music Capital's partnership agreement required that the Music Capital partnership dissolve and commence winding up by the second anniversary of the Company's May 2005 initial public offering. As a result, on May 7, 2007, Music Capital made a pro rata distribution of all shares of common stock of the Company held by it to its partners. The shares held by Music Capital had been subject to a stockholders agreement among Music Capital, THL, Bain and Providence and certain other parties. As a result of the distribution, the shares distributed by Music Capital ceased to be subject to the voting and other provisions of the stockholders agreement and Music Capital was no longer part of the Investor Group subject to the stockholders agreement.

The Company classifies its business interests into two fundamental operations: Recorded Music and Music Publishing. A brief description of these operations is presented below.

*Recorded Music Operations*

The Company's Recorded Music business primarily consists of the discovery and development of artists and the related marketing, distribution and licensing of recorded music produced by such artists.

The Company is also diversifying its revenues beyond its traditional businesses by entering into expanded-rights deals with recording artists in order to partner with artists in other areas of their careers. Under these agreements, the Company provides services to and participates in artists' activities outside the traditional recorded music business. The Company is building artist services capabilities and platforms for exploiting this broader set of music-related rights and participating more broadly in the monetization of the artist brands it helps create. In developing the Company's artist services business, the Company has both built and expanded in-house capabilities and expertise and has acquired a number of existing artist services companies involved in artist management, merchandising, strategic marketing and brand management, ticketing, concert promotion, fan clubs, original programming and video entertainment . The Company believes that entering into expanded-rights deals and enhancing its artist services capabilities will permit it to diversify revenue streams to better capitalize on the growth areas of the music industry and permit it to build stronger, long-term relationships with artists and more effectively connect artists and fans.

In the U.S., Recorded Music operations are conducted principally through the Company's major record labels—Warner Bros. Records and The Atlantic Records Group. The Company's Recorded Music operations also include Rhino, a division that specializes in marketing the Company's music catalog through compilations and reissuances of previously released music and video titles, as well as in the licensing of recordings to and from third parties for various uses, including film and television soundtracks. Rhino has also become the Company's primary licensing division focused on acquiring broader licensing rights from certain catalog artists. For example, the Company has an exclusive license with The Grateful Dead to manage the band's intellectual property and in November 2007 it acquired a 50% interest in Frank Sinatra Enterprises, an entity that administers licenses for use of Frank Sinatra's name and likeness and manages all aspects of his music, film and stage content. The Company also conducts its Recorded Music operations through a collection of additional record labels, including, among others, Asylum, Cordless, East West, Elektra, Nonesuch, Reprise, Roadrunner, Rykodisc, Sire and Word.

Outside the U.S., Recorded Music activities are conducted in more than 50 countries primarily through WMI and its various subsidiaries, affiliates and non-affiliated licensees. WMI engages in the same activities as the Company's U.S. labels: discovering and signing artists and distributing, marketing and selling their recorded music. In most cases, WMI also markets and distributes the records of those artists for whom the Company's domestic record labels have international rights. In certain smaller countries, WMI licenses to unaffiliated third-party record labels the right to distribute its records. The Company's international artist services operations also include a network of concert promoters through which WMI provides resources to coordinate tours.

Recorded Music distribution operations include WEA Corp, which markets and sells music and DVD products to retailers and wholesale distributors in the U.S.; ADA, which distributes the products of independent labels to retail and wholesale distributors in the U.S.; various distribution centers and ventures operated internationally; an 80% interest in Word Entertainment, which specializes in the distribution of music products in the Christian retail marketplace and ADA Global, which provides distribution services outside of the U.S. through a network of affiliated and non-affiliated distributors.

The Company plays an integral role in virtually all aspects of the music value chain from discovering and developing talent to producing albums and promoting artists and their products. After an artist has entered into a contract with one of the Company's record labels, a master recording of the artist's music is created. The recording is then replicated for sale to consumers primarily in the CD and digital formats. In the U.S., WEA Corp., ADA and Word market, sell and deliver product, either directly or through sub-distributors and wholesalers, to record stores, mass merchants and other retailers. The Company's recorded music products are also sold in physical form to online physical retailers such as Amazon.com, barnesandnoble.com and bestbuy.com and in digital form to online digital retailers like Apple's iTunes and mobile full-track download stores such as those operated by Verizon or Sprint. In the case of expanded—rights deals where the Company acquires broader rights in a recording artist's career, it may provide more comprehensive career support and actively develop new opportunities for an artist through touring, fan clubs, merchandising and sponsorships, among other areas. The Company believes expanded-rights deals create a better partnership with its artists, which allows it to work together more closely with them to create and sustain artistic and commercial success.

The Company has integrated the sale of digital content into all aspects of its Recorded Music and Music Publishing businesses including A&R, marketing, promotion and distribution. The Company's new media executives work closely with A&R departments to make sure that while a record is being made, digital assets are also created with all of its distribution channels in mind, including subscription services, social networking sites, online portals and music-centered destinations. The Company also works side by side with its mobile and online partners to test new concepts. The Company believes existing and new digital businesses will be a significant source of growth for the next several years and will provide new opportunities to monetize its assets and create new revenue streams. As a music-based content company, the Company has assets that go beyond its recorded music and music publishing catalogs, such as its music video library, which it has begun to monetize through digital channels. The proportion of digital revenues attributed to each distribution channel varies by region and since digital music is in the relatively early stages of growth, proportions may change as the roll out of new technologies continues. As an owner of musical content, the Company believes it is well positioned to take advantage of growth in digital distribution and emerging technologies to maximize the value of its assets.

*Music Publishing Operations*

Where recorded music is focused on exploiting a particular recording of a song, music publishing is an intellectual property business focused on the exploitation of the song itself. In return for promoting, placing, marketing and administering the creative output of a songwriter, or engaging in those activities for other rightsholders, the Company's Music Publishing business garners a share of the revenues generated from use of the song.

The Company's Music Publishing operations include Warner/Chappell, its global Music Publishing company is headquartered in New York with operations in over 50 countries through various subsidiaries, affiliates and non-affiliated licensees. The Company owns or controls rights to more than one million musical compositions, including numerous pop hits, American standards, folk songs and motion picture and theatrical compositions. Assembled over decades, its award-winning catalog includes over 65,000 songwriters and composers and a diverse range of genres including pop, rock, jazz, country, R&B, hip-hop, rap, reggae, Latin, folk, blues, symphonic, soul, Broadway, techno, alternative, gospel and other Christian music. Warner/Chappell also administers the music and soundtracks of several third-party television and film producers and studios, including Lucasfilm, Ltd., Hallmark Entertainment, Disney Music Publishing and HBO. In 2007, the Company entered the production music library business with the acquisition of Non-Stop Music. Production music is a complementary alternative to licensing standards and contemporary hits for television, film and advertising producers.

**2. Basis of Presentation**

The accompanying financial statements present the consolidated accounts of all entities in which the Company has a controlling voting interest and/or variable interest entities required to be consolidated in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Significant inter-company balances and transactions have been eliminated. Certain reclassifications have been made to the prior fiscal years' consolidated financial statements to conform with the current fiscal year presentation.

The Company maintains a 52-53 week fiscal year ending on the last Friday in September. Fiscal 2009 ended on September 25, 2009, fiscal 2008 ended on September 26, 2008 and fiscal 2007 ended on September 28, 2007. For convenience purposes, the Company continues to date its financial statements as of September 30.

The Company has performed a review of all subsequent events up to and including the date of issuance of its financial statements, November 24, 2009, and has deemed that no additional disclosures are necessary.

**3. Summary of Significant Accounting Policies**

**FASB Accounting Standards Codification**

The Financial Accounting Standards Board ("FASB"), on July 1, 2009, issued FASB Statement No. 168, "*The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*". Statement 168 is also known as FASB Accounting Standards Codification 105—Generally Accepted Accounting Principles ("ASC 105-10", "Codification"). ASC 105-10 establishes the FASB Accounting Standards Codification as the single source of authoritative nongovernmental U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification will supersede all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. Following the Codification, the FASB will issue Accounting

Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Company has included references to the Codification, as appropriate, in these financial statements.

### Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

### Cash and Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

### Foreign Currency Translation

The financial position and operating results of substantially all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses are included in the accompanying consolidated statement of shareholders' equity (deficit) as a component of accumulated other comprehensive income (loss).

### Derivative and Financial Instruments

The Company accounts for these investments as required by the FASB ASC Topic 815, Derivatives and Hedging ("ASC 815"), which requires that all derivative instruments be recognized on the balance sheet at fair value. ASC 815 also provides that, for derivative instruments that qualify for hedge accounting, changes in the fair value are either (a) offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or (b) recognized in equity until the hedged item is recognized in earnings, depending on whether the derivative is being used to hedge changes in fair value or cash flows. In addition, the ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The carrying value of the Company's financial instruments approximates fair value, except for certain differences relating to long-term, fixed-rate debt (see Note 12) and other financial instruments that are not significant. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

### Revenues

*Recorded Music*

As required by FASB ASC Topic 605, Revenue Recognition ("ASC 605"), the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is probable.

Revenues from the sale of physical Recorded Music products are recognized upon delivery, which occurs once the product has been shipped and title and risk of loss have been transferred. In accordance with industry practice and as is customary in many territories, certain products, such as CDs and DVDs, are sold to customers with the right to return unsold items. Revenues from such sales are recognized upon shipment based on gross sales less a provision for future estimated returns. Revenues from the sale of recorded music products through digital distribution channels are recognized when the products are sold and related sales accounting reports are delivered by the providers.

*Music Publishing*

Music Publishing revenues are earned from the receipt of royalties relating to the licensing of rights in musical compositions, and the sale of published sheet music and songbooks. The receipt of royalties principally relates to amounts earned from the public performance of copyrighted material, the mechanical reproduction of copyrighted material on recorded media including digital formats, and the use of copyrighted material in synchronization with visual images. Consistent with industry practice, music publishing royalties, except for synchronization royalties, generally are recognized as revenue when cash is received. Synchronization revenue is recognized as revenue on an accrual basis when all revenue recognition criteria are met in accordance with ASC 605.

*Gross Versus Net Revenue Classification*

In the normal course of business, the Company acts as an intermediary or agent with respect to certain payments received from third parties. For example, the Company distributes music product on behalf of third-party record labels. As required by FASB ASC Subtopic 605-45, Principal Agent Considerations such transactions are recorded on a "gross" or "net" basis depending on whether the Company is acting as the "principal" in the transaction or acting as an "agent" in the transaction. The Company serves as the principal in transactions in which it has substantial risks and rewards of ownership and, accordingly, revenues are recorded on a gross basis. For those transactions in which the Company does not have substantial risks and rewards of ownership, the Company is considered an agent and, accordingly, revenues are recorded on a net basis.

To the extent revenues are recorded on a gross basis, any participations and royalties paid to third parties are recorded as expenses so that the net amount (gross revenues less expenses) flows through operating income. To the extent revenues are recorded on a net basis, revenues are reported based on the amounts received, less participations and royalties paid to third parties. In both cases, the impact on operating income is the same whether the Company records the revenues on a gross or net basis.

Based on an evaluation of the individual terms of each contract and whether the Company is acting as principal or agent, the Company generally records revenues from the distribution of recorded music product on behalf of third-party record labels on a gross basis. However, revenues are recorded on a net basis for recorded music compilations distributed by other record companies where the Company has a right to participate in the profits.

**Royalty Advances and Royalty Costs**

The Company regularly commits to and pays advance royalties to its artists and songwriters in respect of future sales. The Company accounts for these advance royalty payments as required by FASB ASC Topic 928, Entertainment-Music ("ASC 928"). Under ASC 928, certain advance royalty payments that are believed to be recoverable from future royalties to be earned by the artist or songwriter are capitalized as assets. The decision to capitalize an advance to an artist or songwriter as an asset requires significant judgment as to the recoverability of these advances. The recoverability of these assets is assessed upon initial commitment of the advance, based upon the Company's forecast of anticipated revenues from the sale of future and existing music and publishing-related products. In determining whether these amounts are recoverable, the Company evaluates the current and past popularity of the artist or songwriter, the initial or expected commercial acceptability of the product, the current and past popularity of the genre of music that the product is designed to appeal to, and other relevant factors. Based upon this information, the portion of such advances that are believed not to be recoverable is expensed. All advances are assessed for recoverability continuously and at minimum on a quarterly basis.

Royalties earned by artists, songwriters, co-publishers, other copyright holders and trade unions are recognized as an expense in the period in which the sale of the product takes place, less an adjustment for future estimated returns, and are included in cost of revenue.

### Inventories

Inventories consist of DVDs, CDs and related music products, as well as published sheet music and songbooks. Inventories are stated at the lower of cost or estimated realizable value. Cost is determined using first-in, first-out ("FIFO") and average cost methods, which approximate cost under the FIFO method. Returned goods included in inventory are valued at estimated realizable value, but not in excess of cost.

### Advertising

As required by the FASB ASC Subtopic 720-35, Advertising Costs ("ASC 720-35") advertising costs, including costs to produce music videos used for promotional purposes, are expensed as incurred. Advertising expense amounted to approximately $120 million for the fiscal year ended September 30, 2009 and $144 million for the fiscal years ended September 30, 2008 and 2007. Deferred advertising costs, which principally relate to advertisements that have not been exhibited or services that have not been received, were not material as of current or prior fiscal years.

### Concentration of Credit Risk

The Company has seven significant recorded music customers that individually represent less than 10% of the Company's consolidated gross accounts receivable, and approximately 13% in the aggregate. Based on a history of cash collection, the Company does not believe there is any significant collection risk from such customers.

In the music publishing business, the Company collects a significant portion of its royalties from copyright collection societies around the world. Collection societies and associations generally are not-for-profit organizations that represent composers, songwriters and music publishers. These organizations seek to protect the rights of their members by licensing, collecting license fees and distributing royalties for the use of their works. Accordingly, the Company does not believe there is any significant collection risk from such societies.

### Shipping and Handling

The costs associated with shipping goods to customers are recorded as cost of revenues. Shipping and handling charges billed to customers are included in revenues.

### Investments

FASB ASC Topic 810, Consolidation ("ASC 810") requires the Company first evaluate its investments to determine if any investments qualify as a variable interest entity ("VIE") using certain criteria. An entity is a VIE if it meets any of the following criteria: (i) the entity has insufficient equity to finance its activities without additional subordinated financial support from other parties, (ii) the equity investors cannot make significant decisions about the entity's operations or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity or receive the expected returns of the entity and substantially all of the entity's activities involve or are conducted on behalf of the investor with disproportionately few voting rights. A VIE is consolidated if the Company is deemed to be the primary beneficiary of the VIE, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. The Company consolidates VIEs for which it is the primary beneficiary.

The Company uses the equity method of accounting for investments in which the Company has significant influence, but less than a controlling voting interest and do not qualify as a VIE under the provisions of ASC 810. Significant influence is generally presumed to exist when the Company owns between 20% and 50% of the investee. The Company would also use the equity method of accounting if it had greater than 50% ownership interest in an investee but the minority shareholders held certain substantive participating rights that allowed them to participate in the ordinary course of the business. Under the equity method, only the Company's investment in and amounts due to and from the equity investee are included in the consolidated balance sheets; only the Company's share of the investee's earnings (losses) is included in the consolidated operating results; and only the dividends, cash distributions, loans or other cash received from the investee, additional cash investments, loan repayments or other cash paid to the investee are included in the consolidated cash flows.

Investments in companies in which the Company does not have a controlling interest and is unable to exert significant influence are accounted for at market value if the investments are publicly traded and there are no resale restrictions greater than one year ("available-for-sale investments"). If there are resale restrictions greater than one year, or if the investment is not publicly traded, then the investment is accounted for at cost.

### Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost. Depreciation is calculated using the straight-line method based upon the estimated useful lives of depreciable assets as follows: five to seven years for furniture and fixtures, periods of up to five years for computer equipment and periods of up to seven years for machinery and equipment. Buildings are depreciated over periods of up to forty years. Leasehold improvements are depreciated over periods up to the life of the lease.

### Internal-Use Software Development Costs

As required by FASB ASC Subtopic 350-40, Internal-Use Software, the Company capitalizes certain external and internal computer software costs incurred during the application development stage. The application development stage generally includes software design and configuration, coding, testing and installation activities. Training and maintenance costs are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Capitalized software costs are depreciated over the estimated useful life of the underlying project on a straight-line basis, generally not exceeding five years.

### Accounting for Goodwill and Other Intangible Assets

In accordance with FASB Statement No. 141, "*Business Combinations*" ("FAS 141") and FASB ASC Topic 350, Intangibles-Goodwill and Other, the Company accounts for business combinations using the purchase method of accounting and accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair values at the acquisition date. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. Pursuant to this guidance, the Company does not amortize the goodwill balance and instead, performs an annual impairment review to assess the fair value of goodwill over its carrying value. Identifiable intangible assets with finite lives are amortized over their useful lives.

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of the reporting unit to its carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, its goodwill is not impaired and the second step of the impairment test is not necessary. If the carrying amount of the reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit goodwill with its carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess. Goodwill is tested annually for impairment during the fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances.

The Company performs an annual impairment review of its indefinite-lived intangible assets unless events occur which trigger the need for an earlier impairment review. The impairment test involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The impairment review requires management to make assumptions about future conditions impacting the value of the indefinite-lived intangible assets, including projected growth rates, cost of capital, effective tax rates, tax amortization periods, royalty rates, market share and others.

### Valuation of Long-Lived Assets

The Company periodically reviews the carrying value of its long-lived assets, including property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the asset, less estimated future cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan to dispose of the assets, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

### Stock-Based Compensation

The Company accounts for share based payments as required by FASB ASC Topic 718, Compensation-Stock Compensation ("ASC 718"). ASC 718 requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense based on their fair value. Under this fair value recognition provision of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. The Company has applied the modified prospective method and expenses deferred stock-based compensation on an accelerated basis over the vesting period of the stock award. Expected forfeitures are included in determining share-based employee compensation expense.

The Company estimates the fair value of our grants made using the binomial method, which includes assumptions related to volatility, dividend yield and risk-free interest rate. The Company also awards or sells restricted shares to its employees. For restricted shares awarded or sold below market value, the accounting charge is measured at the grant date and amortized ratably as non-cash compensation over the vesting term.

### Income Taxes

Income taxes are provided using the asset and liability method presented by FASB ASC Topic 740, Income Taxes. Under this method, income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current fiscal year and include the results of any differences between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statements and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

In June 2006 the FASB clarified the accounting for uncertainty in income taxes by prescribing application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. It also prescribed guidance on measurement, classification, interest and penalties, accounting for interim periods, and disclosures. The Company adopted the new guidance in October 2007. See Note 13 for a detailed discussion of the Company's uncertain tax positions.

### Comprehensive Income (Loss)

Comprehensive income (loss), which is reported in the accompanying consolidated statements of shareholders' equity, consists of net income (loss) and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income (loss). For the Company, the components of other comprehensive income (loss) primarily consist of foreign currency translation gains and losses and deferred gains and losses on financial instruments designated as hedges under ASC 815, which include interest-rate swap and foreign exchange contracts. The following summary sets forth the components of other comprehensive income (loss), net of related taxes, that have been accumulated in shareholders' equity (deficit) since September 30, 2006:

| | Foreign Currency Translation Gain (Losses) | Minimum Pension Liability Adjustment | Derivative Financial Instruments Gain (Losses) | Accumulated Other Comprehensive Income (Losses) |
|---|---|---|---|---|
| | | (in millions) | | |
| **Balance at September 30, 2006** | **$ 5** | **$(4)** | **$ 6** | **$ 7** |
| Activity through September 30, 2007 | (2) | 8 | (14) | (8) |
| **Balance at September 30, 2007** | **$ 3** | **$ 4** | **$ (8)** | **$ (1)** |
| Activity through September 30, 2008 | 17 | (3) | (3) | 11 |
| **Balance at September 30, 2008** | **$20** | **$ 1** | **$ (11)** | **$10** |
| Activity through September 30, 2009 | 20 | 1 | 11 | 32 |
| **Balance at September 30, 2009** | **$40** | **$ 2** | **$—** | **$42** |

### New Accounting Pronouncements

In September 2006, the FASB issued authoritative guidance on fair value measurements which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. The new guidance is codified in FASB ASC Topic 820, Fair Value Measurements and Disclosures ("ASC 820") and is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company adopted the provisions of the guidance as of October 1, 2008. The impact of adopting the new guidance was not material to the Company's financial statements. Refer to Note 21.

In February 2007, the FASB issued authoritative guidance which permits but does not require the Company to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company adopted the provisions of the guidance as of October 1, 2008. Upon initial adoption, the guidance provides entities with a one-time chance to elect the fair value option for existing eligible items. The Company has elected not to apply the fair value option to the eligible items.

In December 2007, the FASB revised the authoritative guidance for business combinations. The new guidance changes the accounting for business combinations in several areas including contingent consideration, acquisition-related costs, restructuring costs and deferred income taxes. Acquisition costs will generally be expensed as incurred. Restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date. Changes in deferred tax asset valuation allowances and uncertain tax positions after the acquisition date will generally impact income tax expense. The new guidance is effective for fiscal years beginning after December 15, 2008 on a prospective basis. The Company will adopt the new guidance beginning in the first quarter of fiscal year 2010. This standard will change the Company's accounting treatment for business combinations on a prospective basis.

In December 2007, the FASB revised the authoritative guidance for accounting and reporting for the noncontrolling interest in a subsidiary (i.e., minority interest) and for the deconsolidation of a subsidiary. The new guidance requires the recognition of a noncontrolling (minority) interest as a component of equity in the consolidated financial statements as opposed to as a liability or mezzanine equity. The new guidance also changes the computation of net income of a consolidated group such that earnings attributed to the noncontrolling interest will no longer be deducted in determining net income. Instead, it must be separately presented on the face of the consolidated income statement. The carrying amount of the noncontrolling interest is adjusted to reflect the change in ownership interest, and any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest (i.e., as additional paid in capital). Any transaction that results in the loss of control of a subsidiary is considered a remeasurement event with any retained interest remeasured at fair value. The gain or loss recognized in income includes both the realized gain or loss related to the portion of the ownership interest sold and the gain or loss on the remeasurement to fair value of the retained interest. FASB requires that the new guidance for noncontrolling interest and the new guidance on business combination be adopted concurrently and thus, this guidance is also effective for fiscal years beginning after December 15, 2008. The Company will adopt the provisions of this guidance beginning in the first quarter of fiscal year 2010. This guidance will change the Company's accounting treatment of business combinations and dispositions with noncontrolling interests on a prospective basis, except for the presentation and disclosure requirements, which will be adopted on a retrospective basis.

In June 2009, the FASB issued FASB Statement No. 167, "*Amendments to FASB Interpretation No. 46(R)*" ("FAS 167"), which amends the consolidation guidance for variable interest entities. The amendments include: (1) the elimination of the exemption from consolidation for qualifying special purpose entities, (2) a new approach for determining the primary beneficiary of a VIE, which requires that the primary beneficiary have both (i) the power to control the most significant activities of the VIE and (ii) either the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, and (3) the requirement to continually reassess who should consolidate a variable-interest entity. FAS 167 is effective for the beginning of an entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.

## 4. Net Loss Per Common Share

The Company computes net (loss) income per common share as required by FASB ASC Topic 260, Earnings Per Share ("ASC 260"). Under the provisions of ASC 260, basic net (loss) income per common share is computed by dividing the net (loss) income applicable to common shares after preferred dividend requirements, if any, by the weighted average of common shares outstanding during the period. Diluted net (loss) income per common share adjusts basic net (loss) income per common share for the effects of stock options, warrants and other potentially dilutive financial instruments, only in the periods in which such effect is dilutive.

The following table sets forth the computation of basic and diluted net loss per common share:

| | Fiscal Year Ended September 30, 2009 | Fiscal Year Ended September 30, 2008 | Fiscal Year Ended September 30, 2007 |
|---|---|---|---|
| | (in millions, except per share amounts) | | |
| Basic and diluted net loss per common share: | | | |
| Numerator: | | | |
| Net loss | $ (100) | $ (56) | $ (21) |
| Denominator: | | | |
| Weighted average common shares outstanding for basic calculation | 149.4 | 148.3 | 146.2 |
| Dilutive effect of stock options and restricted stock | — | — | — |
| Weighted average common shares outstanding for diluted calculation | 149.4 | 148.3 | 146.2 |
| Net loss per common share—basic and diluted: | | | |
| Net loss per common share—basic | $ (0.67) | $ (0.38) | $ (0.14) |
| Net loss per common share—diluted | $ (0.67) | $ (0.38) | $ (0.14) |

The calculation of diluted net loss per share excludes an adjustment to the weighted-average common shares outstanding for the potential dilution that would occur if the Company's stock options or warrants were exercised or the Company's restricted stock had vested. In the periods reported, the effect of the assumed exercise of stock options and warrants and the assumed vesting of restricted shares would have been anti-dilutive and accordingly, the following share amounts were excluded from the calculation of diluted net loss per share:

| | Fiscal Year Ended September 30, 2009 | Fiscal Year Ended September 30, 2008 |
|---|---|---|
| | (in millions) | |
| Stock options | 0.2 | 1.3 |
| Restricted stock | 0.7 | 2.0 |

See Note 15 for a summary of restricted stock and stock options outstanding during the period.

## 5. Acquisitions and Dispositions

### Acquisition of Interest in Frank Sinatra Estate

The Company acquired a 50% interest in Frank Sinatra Enterprises, LLC ("FSE") on November 19, 2007 for $50 million. FSE is a limited liability company established to administer licenses for use of Frank Sinatra's name and likeness and manage all aspects of his music, film and stage content. The transaction was accounted for under the purchase method of accounting, based on the provisions of ASC 810 and the results of operations of FSE have been included in the Company's results of operations from the date of the acquisition. The purchase price has been allocated to the underlying net assets acquired in proportion to the estimated fair value, principally as follows: recorded music catalog, $66 million; trademarks, $20 million; and goodwill $14 million.

### Discontinued Operations

During the fiscal year 2008, the Company shut down the operations of Bulldog Entertainment ("Bulldog"), an entertainment services company, which was recorded in our Recorded Music operations. As a result of this triggering event, the Company performed an impairment test and determined that an $18 million impairment charge was necessary to adjust the assets to fair market value, based on the discounted value of future cash flows. The Company shut down this operation in January 2008 and recorded an additional $3 million in shut down costs during the three months ended March 31, 2008. Bulldog's results are reported as a discontinued operation in the consolidated statement of operations.

Discontinued operations consist of the following:

| | Fiscal Year Ended September 30, 2008 | Fiscal Year Ended September 30, 2007 |
|---|---|---|
| | (in millions) | |
| Revenues | $— | $ 2 |
| Costs and expenses: | | |
| Cost of revenues | — | (12) |
| Selling, general and administrative expenses | (21) | (3) |
| Total costs and expenses | (21) | (13) |
| Loss before income taxes | (21) | (13) |
| Income tax expense | — | — |
| Loss from discontinued operations | $(21) | $(13) |

## 6. Investments

The Company's investments consist of:

| | September 30, 2009 | September 30, 2008 |
|---|---|---|
| | (in millions) | |
| Equity-method investments | $ 5 | $112 |
| Cost-method investments | 13 | 43 |
| | $18 | $155 |

On October 22, 2008, the Company entered into an agreement to sell its remaining equity stake in Front Line Management to Ticketmaster for $123 million in cash. The transaction closed on October 29, 2008 and the Company recorded a gain on the sale of its equity investment of $36 million for the fiscal year ended September 30, 2009.

During the fiscal year ended September 30, 2009, the Company chose not to continue its participation in Equatrax, L.P. (formerly known as Royalty Services, L.P.) and Equatrax, LLC (formerly known as Royalty Services, LLC), which were formed in 2004 to develop an outsourced royalty platform. As a result, the Company wrote off the remaining $10 million related to its investment in the joint venture.

During the fiscal year ended September 30, 2009, the Company determined that its cost-method investments in digital venture capital companies were impaired largely due to the current economic environment and changing business conditions from the time of the initial investment. In accordance with ASC 820, the Company used Level 3 inputs to determine the fair value of these investments, which include management's estimates of assumptions that market participants would use in pricing these assets. As a result, the Company recorded charges of $29 million, including $16 million to write off its investment in imeem, inc. ("imeem") and $11 million to write down its investment in lala media, inc ("lala") to its estimated fair value.

## 7. Inventories

Inventories consist of the following:

| | September 30, 2009 | September 30, 2008 |
|---|---|---|
| | (in millions) | |
| Compact discs and other music-related products | $44 | $55 |
| Published sheet music and song books | 2 | 2 |
| | $46 | $57 |

## 8. Property, Plant and Equipment

Property, plant and equipment consist of the following:

| | September 30, 2009 | September 30, 2008 |
|---|---|---|
| | (in millions) | |
| Land | $ 11 | $ 16 |
| Buildings and improvements | 115 | 119 |
| Furniture and fixtures | 26 | 25 |
| Computer hardware and software | 172 | 150 |
| Construction in progress | 9 | 9 |
| Machinery and equipment | 7 | 7 |
| | 340 | 326 |
| Less accumulated depreciation | (240) | (209) |
| | $ 100 | $ 117 |

## 9. Goodwill and Intangible Assets

### Goodwill

The following analysis details the changes in goodwill for each reportable segment during the year ended September 30, 2009 and September 30, 2008:

| | Recorded Music | Music Publishing | Total |
|---|---|---|---|
| | | (in millions) | |
| **Balance at September 30, 2007** | **$474** | **$591** | **$1,065** |
| Acquisitions | 35 | — | 35 |
| Dispositions | (18) | — | (18) |
| Other adjustments | 3 | — | 3 |
| **Balance at September 30, 2008** | **$494** | **$591** | **$1,085** |
| Acquisitions | 10 | — | 10 |
| Dispositions | — | — | — |
| Other adjustments | (55) | — | (55) |
| **Balance at September 30, 2009** | **$449** | **$591** | **$1,040** |

The acquisition of goodwill in 2009 primarily relates to purchase accounting adjustments recorded during the fiscal year ended September 30, 2009.The other adjustments to goodwill represent foreign currency translation adjustments and adjustments to the tax basis of acquired assets and liabilities, which were recorded as a decrease to deferred taxes.

The acquisitions of goodwill in 2008 primarily include the following: (a) $14 million related to the acquisition of Frank Sinatra Enterprises as described more fully in Note 5, (b) $9 million related to the acquisition of a tour, production, promotion and booking company during the quarter ended March 31, 2008 and (c) $7 million related to the acquisition of an artist management and production company during the quarter ended September 30, 2008. The remaining $5 million addition to goodwill relates to various acquisitions that are not individually material. The other adjustments to goodwill represent foreign currency translation adjustments.

The disposition of goodwill in 2008 related to the impairment and discontinued operation of Bulldog as described more fully in Note 5.

The Company performs its annual goodwill impairment test in accordance with ASC 350 during the fourth quarter of each fiscal year. The Company may conduct an earlier review if events or circumstances occur that would suggest the carrying value of the Company's goodwill may not be recoverable. The results of the test were that no impairment occurred in 2009.

### Other Intangible Assets

Other intangible assets consist of the following:

| | September 30, 2008 | Acquisitions | Other (a) | September 30, 2009 |
|---|---|---|---|---|
| | | (in millions) | | |
| Intangible assets subject to amortization: | | | | |
| Recorded music catalog | $1,384 | $ 1 | $ (6) | $ 1,379 |
| Music publishing copyrights | 948 | 11 | (7) | 952 |
| Artist contracts | 76 | 4 | — | 80 |
| Trademarks | 31 | — | — | 31 |
| Other intangible assets | 8 | — | — | 8 |
| | 2,447 | 16 | (13) | 2,450 |
| Accumulated amortization | (908) | | | (1,133) |
| Total net intangible assets subject to amortization | 1,539 | | | 1,317 |
| Intangible assets not subject to amortization: | | | | |
| Trademarks and brands | 100 | | | 100 |
| Total net other intangible assets | $1,639 | | | $ 1,417 |

(a) Other represents foreign currency translation adjustments.

### Amortization

Based on the amount of intangible assets subject to amortization at September 30, 2009, the expected amortization for each of the next five fiscal years and thereafter are as follows:

| | Fiscal Years Ended September 30, |
|---|---|
| | (in millions) |
| 2010 | 213 |
| 2011 | 213 |
| 2012 | 210 |
| 2013 | 208 |
| 2014 | 155 |
| Thereafter | 318 |
| | $1,317 |

The life of all acquired intangible assets is evaluated based on the expected future cash flows associated with the asset. The expected amortization expense above reflects estimated useful lives assigned to the Company's identifiable, finite-lived intangible assets established in the accounting for the Acquisition effective as of March 1, 2004 as follows: ten years for recorded music catalog, fifteen years for music publishing copyrights and fifteen years for trademarks. Newly acquired recorded music catalog balances have estimated useful lives ranging from five to ten years. Newly acquired music publishing copyright balances have useful lives ranging from ten to fifteen years. Artist contracts acquired by the Company have variable estimated useful lives which do not exceed ten years.

## 10. Restructuring Costs

### Acquisition-Related Restructuring Costs

In connection with the Acquisition that was effective as of March 1, 2004, the Company reviewed its operations and implemented several plans to restructure its operations. As part of these restructuring plans, the Company recorded a restructuring liability during 2004, which included costs to exit and consolidate certain activities of the Company, costs to exit certain leased facilities and operations such as international distribution operations, costs to terminate employees and costs to terminate certain artist, songwriter, co-publisher and other contracts. Such liabilities were recognized as part of the cost of the Acquisition. As of September 30, 2009, the Company had approximately $11 million of liabilities outstanding primarily related to long-term lease obligations for vacated facilities, which are expected to be settled by 2019 and $93 million of liabilities outstanding primarily related to revaluations of artist and other contracts.

## 11. Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following:

| | September 30, 2009 | September 30, 2008 |
|---|---|---|
| | (in millions) | |
| Deferred income | $ 3 | $ 3 |
| Accrued compensation and benefits | 33 | 32 |
| Minority interest | 58 | 68 |
| Acquisition and merger-related restructuring liabilities | 8 | 9 |
| Unfavorable and other contractual obligations | 98 | 110 |
| Other | 30 | 40 |
| | $230 | $262 |

## 12. Debt

In connection with the Acquisition, the Company incurred $1.650 billion of indebtedness consisting of (i) $1.150 billion of borrowings under the term loan portion of a senior secured credit facility and (ii) $500 million of borrowings under a senior subordinated bridge loan facility (the "Bridge Loan"). A portion of these borrowings was refinanced by Acquisition Corp. in April 2004 (the "Acquisition Corp. Refinancing"). In addition, in December 2004, Holdings incurred approximately $700 million of debt to redeem its outstanding shares of cumulative preferred stock and pay a return of capital to the Investor Group (the "Holdings Refinancing"). A portion of this debt was redeemed in June 2005 (the "Holdings Redemption"). The following summarizes the Acquisition Corp. Refinancing, the Company's debt capitalization as of September 30, 2009 and 2008, the principal terms of the Company's financing arrangements and the Holdings Refinancing.

### The Acquisition Corp. Refinancing

In April 2004, the Company incurred $697 million of indebtedness, consisting of the issuance by Acquisition Corp. of (i) $465 million principal amount of 7.375% Senior Subordinated Notes due 2014, (ii) £100 million Sterling principal amount of 8.125% Senior Subordinated notes due 2014 (U.S. dollar equivalent of $182 million as of April 2004) and (iii) $50 million of additional borrowings under the term loan portion of the Company's senior secured credit facility.

Together with available cash on hand, such proceeds were used (i) to repay all $500 million of borrowings under the Bridge Loan, (ii) to redeem a portion of the cumulative preferred stock of Holdings in the amount of $202 million and (iii) to pay certain financing-related transaction costs.

**Senior Secured Notes due 2016**

On May 28, 2009, Acquisition Corp. issued $1.1 billion aggregate principal amount of 9.50% Senior Secured Notes due 2016 (the "Senior Secured Notes"), pursuant to an indenture, dated as of May 28, 2009 (the "Indenture"), among Acquisition Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee. The Senior Secured Notes were issued at 96.289% of their face value, for total net proceeds of $1.059 billion, with an effective interest rate of 10.25%. The original issue discount ("OID") was $41 million. The OID is equal to the difference between the stated principal amount and the issue price. The OID will be amortized over the term of the notes using the effective interest rate method and reported as non-cash interest expense. Financing fees of $25 million related to the Senior Secured Notes were deferred and are being amortized over the term of the notes.

The Senior Secured Notes mature on June 15, 2016. Interest on the Senior Secured Notes accrues at a rate of 9.50% per annum and is payable, commencing on December 15, 2009, semi-annually in arrears on June 15 and December 15 of each year to the holders of record on the immediately preceding June 1 and December 1. Interest on the Senior Secured Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

The Senior Secured Notes are senior secured obligations of Acquisition Corp. that rank senior in right of payment to Acquisition Corp.'s subordinated indebtedness, including its senior subordinated notes. The obligations under the Senior Secured Notes are fully and unconditionally guaranteed on a senior secured basis by each of Acquisition Corp.'s existing direct or indirect wholly owned domestic subsidiaries and any such subsidiaries that guarantee other indebtedness of Acquisition Corp. in the future. The Senior Secured Notes are not guaranteed by Holdings. All obligations under the Senior Secured Notes and the guarantees of those obligations are secured by first-priority liens, subject to permitted liens, in the assets of Holdings, Acquisition Corp., and the guarantors, which consist of the shares of Acquisition Corp., Acquisition Corp.'s assets and the assets of the guarantors, except for certain excluded assets.

At any time prior to June 15, 2012, Acquisition Corp., at its option, may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes at a redemption price of 109.50% of the principal amount of the Senior Secured Notes redeemed, plus accrued and unpaid interest provided that after such redemption at least 50% of the originally issued Senior Secured Notes remain outstanding. Prior to June 15, 2013, Acquisition Corp. may redeem some or all of the Senior Secured Notes at a price equal to 100% of the principal amount plus a make whole premium, as defined in the Indenture. The Senior Secured Notes are also redeemable in whole or in part, at Acquisition Corp.'s option, at any time on or after June 15, 2013 for the following redemption prices, plus accrued and unpaid interest:

| Twelve month period beginning June 15, | Percentage |
|---|---|
| 2013 | 104.750% |
| 2014 | 102.375% |
| 2015 and thereafter | 100.000% |

Upon the consummation and closing of a Major Music/Media Transaction, as defined in the Indenture, at any time prior to June 15, 2013, the Senior Secured Notes may be redeemed in whole or in part, at Acquisition Corp.'s option, at a redemption price of 104.75% plus accrued and unpaid interest. In the event of a change in control, as defined in the Indenture, each holder of the Senior Secured Notes may require Acquisition Corp. to repurchase some or all of the respective Senior Secured Notes at a purchase price equal to 101% plus accrued and unpaid interest.

The Indenture contains a number of covenants that, among other things, limit (subject to certain exceptions), the ability of Acquisition Corp. and most of its subsidiaries to (i) incur additional debt or issue certain preferred shares; (ii) pay dividends on or make distributions in respect of its capital stock or make other restricted payments (as defined in the Indenture); (iii) make certain investments; (iv) sell certain assets; (v) create liens on certain debt; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (vii) sell or otherwise dispose of its Music Publishing business; (viii) enter into certain transactions with affiliates; and (ix) designate its subsidiaries as unrestricted subsidiaries.

Acquisition Corp. used the net proceeds from the Senior Secured Notes offering, plus approximately $335 million in existing cash, to repay in full all amounts due under its existing senior secured credit facility and pay related fees and expenses. In connection with the repayment, Acquisition Corp. terminated its revolving facility. Included in interest expense for the fiscal year ended September 30, 2009 was $18 million of previously unamortized deferred financing fees related to the senior secured credit facility. Such amounts were recognized as a result of the repayment of the senior secured credit facility. There were no premiums or penalties incurred by Acquisition Corp. in connection with the termination of the senior secured credit facility.

**Senior Subordinated Notes due 2014**

Acquisition Corp. has outstanding two tranches of senior subordinated notes due 2014: $465 million principal amount of U.S. dollar-denominated notes and £100 million principal amount of Sterling-denominated notes (collectively, the "Acquisition Corp. Senior Subordinated Notes"). The Acquisition Corp. Senior Subordinated Notes mature on April 15, 2014 and bear interest at a fixed rate of 7.375% per annum on the $465 million dollar notes and 8.125% per annum on the £100 million Sterling-denominated notes.

The indenture governing the notes limits the Company's ability and the ability of its restricted subsidiaries to incur additional indebtedness or issue certain preferred shares; to pay dividends on or make other distributions in respect of its capital stock or make other restricted payments; to make certain investments; to sell certain assets; to create liens on certain debt without securing the notes; to consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; to enter into certain transactions with affiliates; and to designate its subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, the indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, and to make certain restricted payments and investments.

**Holdings Discount Notes**

As of September 30, 2009, Holdings had $253 million of debt on its balance sheet relating to the Holdings Discount Notes, net of issuance discounts. The Holdings Discount Notes were issued at a discount and had an initial accreted value of $630.02 per $1,000 principal amount at maturity. Prior to December 15, 2009, no cash interest payments are required. However, interest accrues on the Holdings Discount Notes in the form of an increase in the accreted value of such notes such that the accreted value of the Holdings Discount Notes will equal the principal amount at maturity of $257 million on December 15, 2009. Thereafter, cash interest on the Holdings Discount Notes is payable semi-annually at a fixed rate of 9.5% per annum with the initial cash interest payment payable on June 15, 2010. The Holdings Discount Notes mature on December 15, 2014.

The indenture governing the notes limits Holding's ability and the ability of its restricted subsidiaries to incur additional indebtedness or issue certain preferred shares; to pay dividends on or make other distributions in respect of its capital stock or make other restricted payments; to make certain investments; to sell certain assets; to create liens on certain debt without securing the notes; to consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; to enter into certain transactions with affiliates; and to designate our subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, the indenture governing the notes permits Holdings and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, and to make certain restricted payments and investments.

### Debt Capitalization

As of September 30, 2009 and 2008, the Company's long-term debt consisted of:

| | September 30, 2009 | September 30, 2008 |
|---|---|---|
| | (in millions) | |
| 9.5% Senior Secured Notes due 2016 (a) | $1,060 | $ — |
| Senior secured credit facility- Acquisition Corp (b) | — | 1,379 |
| 7.375% U.S. dollar-denominated Notes due 2014—Acquisition Corp | 465 | 465 |
| 8.125% Sterling-denominated Notes due 2014—Acquisition Corp (c) | 161 | 184 |
| 9.5% Senior Discount Notes due 2014—Holdings (d) | 253 | 231 |
| Total debt | 1,939 | 2,259 |
| Less current portion | — | (17) |
| Total long term debt | $1,939 | $2,242 |

(a) 9.50% Senior Secured Notes due 2016; face amount of $1.1 billion less unamortized discount of $40 million.
(b) All outstanding amounts were repaid in full as part of the refinancing described above.
(c) Decrease represents the impact of foreign currency exchange rates on the carrying value of the Sterling-denominated notes.
(d) Increase represents the accrual of interest on the discount notes in the form of an increase in the accreted value of the discount notes.

### Restricted Net Assets

The Company is a holding company with no independent operations or assets other than through its interests in its subsidiaries, such as Holdings and Acquisition Corp. Accordingly, the ability of the Company to obtain funds from its subsidiaries is restricted by the senior secured credit facility of Acquisition Corp., the indenture for the Acquisition Corp. Senior Subordinated Notes, and the indenture for the Holdings Discount Notes.

### Interest Expense and Maturities

Total interest expense was $201 million, $192 million, and $199 million for the fiscal years ended September 30, 2009, 2008 and 2007, respectively. The weighted-average interest rate of the Company's total debt at September 30, 2009 and 2008 was 8.89% and 7.12%, respectively.

## 13. Income Taxes

For the fiscal years ended September 30, 2009, 2008, and 2007, the domestic and foreign pretax (loss) income from continuing operations is as follows:

| | Fiscal Year Ended September 30, 2009 | Fiscal Year Ended September 30, 2008 | Fiscal Year Ended September 30, 2007 |
|---|---|---|---|
| | | (in millions) | |
| Domestic | $(128) | $(65) | $20 |
| Foreign | 78 | 79 | 21 |
| Total | $ (50) | $ 14 | $41 |

Current and deferred income taxes (tax benefits) provided are as follows:

| | Fiscal Year Ended September 30, 2009 | Fiscal Year Ended September 30, 2008 | Fiscal Year Ended September 30, 2007 |
|---|---|---|---|
| | | (in millions) | |
| Federal: | | | |
| Current | $ 5 | $ 3 | $ 2 |
| Deferred (a) | 13 | (2) | 5 |
| Foreign (b): | | | |
| Current (c) | 42 | 46 | 46 |
| Deferred (a) | (13) | (1) | (7) |
| U.S. State: | | | |
| Current | 3 | 3 | 3 |
| Deferred | — | — | — |
| Total | $ 50 | $ 49 | $ 49 |

(a) The fiscal year ended September 30, 2009 amounts reflect the reversal of $15 million of previously recognized tax benefits associated with the tax amortization of indefinite lived intangibles from the Acquisition.

(b) The total foreign tax provision for the fiscal year ended September 30, 2009 reflects a $14 million benefit from the implementation of new digital transfer pricing agreements.

(c) Includes cash withholding taxes of $13 million, $15 million and $14 million for the fiscal years ended September 30, 2009, 2008, and 2007, respectively.

The differences between the U.S. federal statutory income tax rate of 35% and income taxes provided are as follows:

| | Fiscal Year Ended September 30, 2009 | Fiscal Year Ended September 30, 2008 | Fiscal Year Ended September 30, 2007 |
|---|---|---|---|
| | | (in millions) | |
| Taxes on income at the U.S. federal statutory rate | $(17) | $ 5 | $14 |
| U.S. state and local taxes | 3 | 3 | 3 |
| Foreign income taxed at different rates, including withholding taxes | 12 | 17 | 20 |
| Loss without benefit / (release of valuation allowance), net | 52 | 22 | 13 |
| Other | — | 2 | (1) |
| Total income tax expense | $ 50 | $49 | $49 |

During the year ended September 30, 2009, the Company incurred losses in the U.S. and certain foreign territories and have offset the tax benefit associated with these losses with a valuation allowance as the Company has determined that it is more likely than not that these losses will not be utilized. The balance of the U.S. tax attributes remaining at the end of September 30, 2009 continues to be offset by a full valuation allowance as the Company has determined that it is more likely than not that these attributes will not be realized. Significant components of the Company's net deferred tax assets/(liabilities) are summarized below:

| | September 30, 2009 | September 30, 2008 |
|---|---|---|
| | (in millions) | |
| Deferred tax assets: | | |
| Allowances and reserves | $ 50 | $ 53 |
| Employee benefits and compensation | 35 | 31 |
| Other accruals | 66 | 66 |
| Depreciation and amortization | 79 | 30 |
| Tax attribute carryforwards | 298 | 252 |
| Other | 2 | 6 |
| Total deferred tax assets | 530 | 438 |
| Valuation allowance | (449) | (390) |
| Net deferred tax assets | 81 | 48 |
| Deferred tax liabilities: | | |
| Assets acquired in business combinations | (224) | (255) |
| Total deferred tax liabilities | (224) | (255) |
| Net deferred tax liabilities | $(143) | $(207) |

At September 30, 2009, net deferred tax liabilities include adjustments to acquired assets and liabilities, which were recorded as a decrease to goodwill. Furthermore, at September 30, 2009, $130 million of the total valuation allowance of $449 million is related to deferred tax assets that were recorded in purchase accounting. Effective October 1, 2009, the Company will adopt ASC 805, the impact of the adoption is that changes in these amounts will be recognized as an income tax benefit if realized.

At September 30, 2009, the Company has U.S. federal tax net operating loss carry-forwards of $210 million, which will begin to expire in fiscal year 2024. Tax net operating loss carryforwards in state, local and foreign jurisdictions expire in various periods. In addition, the Company has foreign tax credit carry-forwards for U.S. tax purposes of $98 million, which will begin to expire in 2014.

U.S. income and foreign withholding taxes have not been recorded on permanently reinvested earnings of certain foreign subsidiaries of approximately $729 million at September 30, 2009. As such, no federal income taxes have been provided for these undistributed earnings. Should these earnings be distributed, foreign tax credits may be available to reduce the additional federal income tax that would be payable. However, availability of these foreign tax credits is subject to limitations which make it impracticable to estimate the amount of the ultimate tax liability, if any, on these accumulated foreign earnings.

On October 1, 2007, the Company adopted the provisions of FIN 48, which clarify the accounting for uncertainty in income tax positions. Upon adoption of FIN 48, the Company recorded a cumulative adjustment of $3 million, with a corresponding adjustment to the opening balance of accumulated deficit. The Company classifies interest and penalties related to uncertain tax positions as a component of income tax expense. As of the September 30, 2009, the Company had accrued no material interest or penalties.

The following table sets forth the changes in the Company's reserve for uncertain tax positions, excluding related accrued interest and penalties, from October 1, 2007 to September 30, 2009:

| | 2009 | 2008 |
|---|---|---|
| | (in millions) | |
| Balance at Beginning of the Year | $1 | $ 1 |
| Additions for current year tax position | 1 | — |
| Additions for prior year tax provisions | 5 | — |
| Balance at End of the Year | $7 | $ 1 |

The net additions in the above table for the year ended September 30, 2009 were primarily attributable the Company's decision to utilize tax amnesty in Brazil.

Included in the total unrecognized tax benefits at September 30, 2009 and 2008 is $7 million and $1 million, respectively, that if recognized, would favorably affect the effective income tax rate. Of the $7 million at September 30, 2009, $5 million of unrecognized tax benefits are from a prior acquisition and pursuant to ASC Topic 805, if recognized, would favorably affect the effective income tax rate. The Company expects that $5 million of the total reserve for uncertain tax positions to be paid during the next twelve months; however, events may occur that could cause the Company's current expectations to change in the future.

The Company and its subsidiaries file income tax returns in the U.S. and various foreign jurisdictions. The Internal Revenue Service has completed the audit of the Company's U.S. income tax returns for the fiscal years ended September 30, 2006 and has commenced a routine examination of the Company's U.S. income tax returns for the fiscal years ended September 30, 2007 through September 30, 2008.

## 14. Pensions

Certain international employees, such as those in Germany and Japan, participate in locally sponsored defined benefit plans, which are not considered to be material in the aggregate and have a combined projected benefit obligation of approximately $46 million and $43 million for the fiscal years September 30, 2009 and 2008, respectively. Pension benefits under the plans are based on formulas that reflect the employees' years of service and compensation levels during their employment period. The Company had an aggregate pension liability relating to these plans of approximately $29 million and $28 million recorded in its balance sheets as of September 30, 2009 and 2008, respectively. The Company uses a September 30 measurement date for its plans from the fiscal year ended September 30, 2009. For each of the fiscal years ended September 30, 2009 and 2008, pension expense amounted to $3 million.

Certain employees also participate in pre-tax defined contribution plans. The Company's contributions to the defined contribution plans are based upon a percentage of the employees' elected contributions. The Company's defined contribution plan expense amounted to approximately $4 million, $5 million and $2 million for the fiscal years ended September 30, 2009, 2008 and 2007, respectively.

## 15. Stock-Based Compensation Plans

*LTIP and Individual Stock Option and Restricted Stock Agreements*

In 2004, the Company's Board of Directors approved a form of LTIP stock option agreement for grants of options to eligible individuals. Eligible individuals include any employee, director or consultant of the Company or any of its affiliates, or any other entity designated by Warner Music Group's Board of Directors in which the Company has an interest, who is selected by the Company's compensation committee to receive an award. The board authorized the granting of options to purchase up to 1,355,066 shares of common stock pursuant to the LTIP program. The Company has granted options and may grant additional stock options under the LTIP stock option agreements to certain members of current or future management. The board also approved the sale of 5,676,300 restricted shares of the Company's stock, the awarding of 2,629,091 restricted shares of the Company's stock, and the granting of options to purchase 3,701,850 shares of the Company's common stock under stock option agreements with certain members of management. Individual option agreements and options granted under the LTIP program generally will have a 10-year term and the exercise price will equal at least 100% of the fair market value on the date of the grant. All of these option grants are now fully vested.

*2005 Omnibus Stock Plan*

In May 2005, the board adopted the 2005 Omnibus Stock Plan, or 2005 Plan, which authorized the granting of stock based awards to purchase up to 3,416,133 shares of the Company's common stock. The 2005 Plan was amended and restated as of February 23, 2007 and again as of February 26, 2008. The 2008 amendment increased the maximum number of shares available for awards under the plan to 19,916,133 shares. Under the 2005 Plan, the Board of Directors or the compensation committee will administer the plan and has the power to make awards, to determine when and to whom awards will be granted, the form of each award, the amount of each award, and any other terms or conditions of each award consistent with the terms of the 2005 Plan. Awards may be made to employees, directors and others as set forth in the 2005 Plan. The types of awards that may be granted include restricted and unrestricted stock, incentive and non-statutory stock options, stock appreciation rights, performance units and other stock based awards. Options granted generally have a 10-year term, the exercise price will equal at least 100% of the fair market value on the date of the grant and generally vest in four equal installments on the day prior to each of first through fourth anniversaries of the effective date of the stock option agreement, subject to the employee's continued employment.

*Stock Options*

The following is a summary of the Company's stock option awards for the fiscal year ended September 30, 2009:

| | Number of options granted | Weighted-average exercise price |
|---|---|---|
| Shares options outstanding at September 30, 2008 | 11,773,291 | $ 7.53 |
| Granted in 2009 | 2,330,000 | $ 2.68 |
| Exercised in 2009 | (28,467) | $ 1.04 |
| Forfeited in 2009 | (472,286) | $14.52 |
| Shares options outstanding at September 30, 2009 | 13,602,538 | $ 6.47 |
| *Share options exercisable at September 30, 2009* | *5,110,781* | *$ 8.30* |

The share options that were vested and exercisable as of September 30, 2009 have an aggregate intrinsic value of $3.0 million and a weighted-average remaining contractual term of 6.49 years.

The Company granted its employees stock option awards as follows:

| | Fiscal Year Ended September 30, 2009 | Fiscal Year Ended September 30, 2008 | Fiscal Year Ended September 30, 2007 |
|---|---|---|---|
| Share options granted | 2,330,000 | 7,717,010 | 815,000 |
| Weighted-average grant date fair value | $ 1.31 | $ 2.49 | $ 7.13 |

*Assumptions*

In calculating the compensation expense for options granted, the Company utilizes a binomial lattice-based model for the valuation of stock option grants. Assumptions utilized in the model, which are evaluated and revised, as necessary, to reflect market conditions and experience, were as follows:

| Weighted average assumptions used to calculate fair market value of stock options: | Fiscal Year Ended September 30, 2009 | Fiscal Year Ended September 30, 2008 | Fiscal Year Ended September 30, 2007 |
|---|---|---|---|
| Dividend yield | 0% | 0% | 3.9% |
| Expected volatility | 62.43% | 45.0% | 50.0% |
| Risk-free interest rate | 1.97% | 2.80% | 4.59% |
| Expected term | 7.07 years | 6.00 years | 6.00 years |

Because lattice-based option valuation models incorporate ranges of assumptions for inputs, the weighted average of those assumptions are disclosed in the preceding table. Expected volatilities are based on the Company's historical stock price volatility. In periods when sufficient historical data was not available, the Company based its expected volatility on the historical stock price volatility of comparative companies. The Company uses historical data to estimate option exercise and employee termination patterns within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the average period of time that options granted are expected to be outstanding. The interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

*Option Exercises*

During the fiscal year ended September 30, 2009 and 2008, employees exercised 28,467 and 141,064 stock options with a total intrinsic value of $0.1 million and $0.7 million, respectively. Total cash received from stock option exercises in 2009 and 2008 was less than $0.1 million and $0.4 million, respectively.

*Restricted Stock*

The following is a summary of the Company's restricted stock awards for the fiscal year ended September 30, 2009:

| | Number of restricted shares | Weighted-average grant date fair value |
|---|---|---|
| Unvested restricted shares at September 30, 2008 | 4,810,670 | $ 4.77 |
| Granted in 2009 | 554,700 | $ 2.69 |
| Vested in 2009 | (297,615) | $11.14 |
| Forfeited in 2009 | (555) | $15.77 |
| Unvested restricted shares at September 30, 2009 | 5,067,200 | $ 4.17 |

The weighted-average grant date fair value of restricted shares awarded in the fiscal year ended September 30, 2009, 2008, and 2007 was $2.69, $4.28, and $18.08, respectively.

The total fair value of the restricted shares that vested in the fiscal years ended September 30, 2009, 2008, and 2007 was $3.3 million, $6.9 million and $5.9 million, respectively.

*Compensation Expense*

The Company recognized non-cash compensation expense related to its stock-based compensation plans of $11 million, $11 million and $10 million for the fiscal years ended September 30, 2009, 2008, and 2007, respectively. In addition, as of September 30, 2009 and 2008, the Company had approximately $15 million and $21 million, respectively, of unrecognized compensation costs related to its unvested stock option and restricted stock awards. The weighted average period over which total compensation related to non-vested awards is expected to be recognized in 3.8 years.

## 16. Related Party Transactions

*Distribution Arrangements with Related Parties*

In the normal course of business the Company enters into arrangements to distribute the products of third parties. In addition, the Company enters into joint ventures, and the Company distributes the products of certain companies that are its joint venture partners. During the fiscal year ended September 30, 2009, 2008 and 2007, the Company recorded revenues of $2 million, $3 million and $5 million, respectively, in the statement of operations related to these arrangements. Such distribution arrangements are negotiated on an arm's-length basis and reflect market rates.

## 17. Commitments and Contingencies

### Leases

The Company occupies various facilities and uses certain equipment under many operating leases. Net rent expense was approximately $38 million, $35 million, and $35 million for the fiscal years ended September 30, 2009, 2008, and 2007, respectively.

At September 30, 2009, future minimum payments under non-cancelable operating leases (net of sublease income) are as follows:

| | September 30, 2008 |
|---|---|
| | (in millions) |
| 2010 | 33 |
| 2011 | 31 |
| 2012 | 29 |
| 2013 | 22 |
| 2014 | 19 |
| Thereafter | 46 |
| Total | $180 |

The future minimum payments reflect the amounts owed under lease arrangements and do not include any fair market value adjustments that may have been recorded as a result of the Acquisition.

### Guaranteed Minimum Talent Advances

The Company routinely enters into long-term commitments with artists, songwriters and co-publishers for the future delivery of music product. Aggregate firm commitments to such talent approximated $395 million and $439 million as of September 30, 2009 and 2008, respectively. Such commitments are payable principally over a ten-year period, generally upon delivery of albums from the artists or future musical compositions by songwriters and co-publishers.

### Other

Other off-balance sheet, firm commitments, which include letters of credit and minimum funding commitments to investees, amounted to approximately $14 million and $29 million at September 30, 2009 and 2008, respectively.

### Litigation

*Pricing of Digital Music Downloads*

On December 20, 2005 and February 3, 2006, the Attorney General of the State of New York served the Company with requests for information in connection with an industry-wide investigation as to whether the practices of industry participants concerning the pricing of digital music downloads violate Section 1 of the Sherman Act, New York State General Business Law §§ 340 et seq., New York Executive Law §63(12), and related statutes. On February 28, 2006, the Antitrust Division of the U.S. Department of Justice served the Company with a request for information in the form of a Civil Investigative Demand as to whether its activities relating to the pricing of digitally downloaded music violate Section 1 of the Sherman Act. Both investigations have now been closed. Subsequent to the announcements of the above governmental investigations, more than thirty putative class action lawsuits concerning the pricing of digital music downloads were filed and were later consolidated for pre-trial proceedings in the Southern District of New York. The consolidated amended complaint, filed on April 13, 2007, alleges conspiracy among record companies to delay the release of their content for digital distribution, inflate their pricing of CDs and fix prices for digital downloads. The complaint seeks unspecified compensatory, statutory and treble damages. All defendants, including the Company, filed a motion to dismiss the consolidated amended complaint on July 30, 2007. On October 9, 2008, the District Court issued an order dismissing the case as to all defendants, including the Company. On November 20, 2008, plaintiffs filed a Notice of Appeal from the order of the District Court to the Circuit Court for the Second Circuit. Oral argument took place before the Second Circuit Court of Appeals on September 21, 2009. No decision has been issued. The Company intends to defend against these lawsuits vigorously, but is unable to predict the outcome of these suits. Any litigation the Company may become involved in as a result of the inquiries of the Attorney General and Department of Justice, regardless of the merits of the claim, could be costly and divert the time and resources of management.

In addition to the matter discussed above, the Company is involved in other litigation arising in the normal course of business. Management does not believe that any legal proceedings pending against the Company will have, individually, or in the aggregate, a material adverse effect on its business. However, the Company cannot predict with certainty the outcome of any litigation or the potential for future litigation. Regardless of the outcome, litigation can have an adverse impact on the Company, including its brand value, because of defense costs, diversion of management resources and other factors.

## 18. Derivative Financial Instruments

The Company uses derivative financial instruments, primarily foreign currency forward exchange contracts ("FX Contracts") for the purpose of managing foreign currency exchange risk by reducing the effects of fluctuations in foreign currency exchange rates.

The Company enters into FX Contracts primarily to hedge its royalty payments and balance sheet items denominated in foreign currency. The Company applies hedge accounting to FX Contracts for cash flows related to royalty payments. The Company records these FX Contracts in the consolidated balance sheet at fair value and changes in fair value are recognized in Other Comprehensive Income ("OCI") for unrealized items and recognized in earnings for realized items. The Company elects to not apply hedge accounting to foreign currency exposures related to balance sheet items. The Company records these FX Contracts in the consolidated balance sheet at fair value and changes in fair value are immediately recognized in earnings. Fair value is determined by using observable market transactions of spot and forward rates (i.e., Level 2 inputs). Refer to Note 21.

Netting provisions are provided for in existing International Swap and Derivative Association Inc. ("ISDA") agreements in situations where the Company executes multiple contracts with the same counterparty. As a result, net assets or liabilities resulting from foreign exchange derivatives subject to these netting agreements are classified within other current assets or other current liabilities in the Company's consolidated balance sheets. The Company monitors its positions with, and the credit quality of, the financial institutions that are party to any of its financial transactions.

During the fiscal year ended September 30, 2009, the Company did not enter into any additional Interest Rate Swaps to hedge the variability of its expected future cash interest payments. As of September 30, 2009, the Company did not have any Interest Rate Swaps outstanding and approximately $11 million of losses previously recorded in OCI have been recognized in the statement of operations. The Company, however, entered into additional foreign exchange forward contracts to hedge its foreign currency royalty payments for the fiscal year 2009 and 2010.

**Interest Rate Risk Management**

We have $1.939 billion debt outstanding at September 30, 2009. Based on the level of interest rates prevailing at September 30, 2009, the fair value of this fixed-rate debt was approximately $1.983 billion. Further, based on the amount of our fixed-rate debt, a 25 basis point increase or decrease in the level of interest rates would increase or decrease the fair value of the fixed-rate debt by approximately $8 million and $5 million, respectively. This potential increase or decrease is based on the simplified assumption that the level of fixed-rate debt remains constant with an immediate across the board increase or decrease in the level of interest rates with no subsequent changes in rates for the remainder of the period.

We monitor our positions with, and the credit quality of, the financial institutions that are party to any of our financial transactions.

**Foreign Currency Risk Management**

Historically, the Company has used, and continues to use, foreign exchange forward contracts and foreign exchange options primarily to hedge the risk that unremitted or future royalties and license fees owed to its domestic companies for the sale, or anticipated sale, of U.S.-copyrighted products abroad may be adversely affected by changes in foreign currency exchange rates. The Company focuses on managing the level of exposure to the risk of foreign currency exchange rate fluctuations on its major currencies, which include the euro, British pound sterling, Japanese yen, Canadian dollar, Swedish krona and Australian dollar. In addition, the Company currently hedges foreign currency risk associated with financing transactions such as third party and inter-company debt and other balance sheet items.

For royalty related hedges, the Company records foreign exchange contracts at fair value on its balance sheet and the related gains or losses on these contracts are deferred in shareholder's deficit (as a component of comprehensive income (loss). These deferred gains and losses are recognized in income in the period in which the related royalties and license fees being hedged are received and recognized in income. However, to the extent that any of these contracts are not considered to be perfectly effective in offsetting the change in the value of the royalties and license fees being hedged, any changes in fair value relating to the ineffective portion of these contracts are immediately recognized in income, and have been immaterial. For hedges of financing transactions and other balance sheet items, hedge gains and losses are taken directly to the statement of operations since there is an equal and offsetting statement of operations entry related to the underlying exposure. Gains and losses on foreign exchange contracts generally are included as a component of other income (expense), net, in the Company's consolidated statement of operations.

As of September 30, 2009, the Company had outstanding hedge contracts for the sale of $445 million and the purchase of $109 million of foreign currencies at fixed rates. As of September 30, 2008, the Company had outstanding hedge contracts for the sale of $542 million and the purchase of $158 million of foreign currencies at fixed rates. As of September 30, 2009, the Company did not have any deferred net gains or losses in comprehensive income (loss) related to foreign exchange hedging.

**19. Segment Information**

As discussed more fully in Note 1, based on the nature of its products and services, the Company classifies its business interests into two fundamental operations: recorded music and music publishing. Information as to each of these operations is set forth below. The Company evaluates performance based on several factors, of which the primary financial measure is operating income (loss) before non-cash depreciation of tangible assets, non-cash amortization of intangible assets and non-cash impairment charges to reduce the carrying value of goodwill and intangible assets ("OIBDA"). The Company has supplemented its analysis of OIBDA results by segment with an analysis of operating income (loss) by segment.

The accounting policies of the Company's business segments are the same as those described in the summary of significant accounting policies included elsewhere herein. The Company accounts for intersegment sales at fair value as if the sales were to third parties. While intercompany transactions are treated like third-party transactions to determine segment performance, the revenues (and corresponding expenses recognized by the segment that is counterparty to the transaction) are eliminated in consolidation, therefore, do not themselves impact consolidated results.

| | Recorded music | Music publishing | Corporate expenses and eliminations | Total |
|---|---|---|---|---|
| | | (in millions) | | |
| **2009** | | | | |
| Revenues | $2,624 | $ 578 | $ (26) | **$3,176** |
| OIBDA | 336 | 161 | (100) | **397** |
| Depreciation of property, plant and equipment | (22) | (4) | (11) | **(37)** |
| Amortization of intangible assets | (161) | (64) | — | **(225)** |
| Operating income (loss) | 153 | 93 | (111) | **135** |
| Total assets | 2,417 | 1,596 | 57 | **4,070** |
| Capital expenditures | 25 | 2 | — | **27** |
| **2008** | | | | |
| Revenues | $2,895 | $ 623 | $ (27) | **$3,491** |
| OIBDA | 416 | 162 | (103) | **475** |
| Depreciation of property, plant and equipment | (28) | (4) | (14) | **(46)** |
| Amortization of intangible assets | (155) | (67) | — | **(222)** |
| Operating income (loss) | 233 | 91 | (117) | **207** |
| Total assets | 2,621 | 1,629 | 276 | **4,526** |
| Capital expenditures | 27 | 2 | 3 | **32** |
| **2007** | | | | |
| Revenues | $2,835 | $ 570 | $ (22) | **$3,383** |
| OIBDA (a) | 421 | 160 | (107) | **474** |
| Depreciation of property, plant and equipment | (26) | (3) | (11) | **(40)** |
| Amortization of intangible assets | (146) | (59) | (1) | **(206)** |
| Operating income (loss) (a) | 249 | 98 | (119) | **228** |
| Total assets | 2,573 | 1,679 | 320 | **4,572** |
| Capital expenditures | 25 | 2 | 2 | **29** |

(a) The comparability of OIBDA and of operating income (loss) by business segment for fiscal 2007 has been affected by restructuring costs of $50 million. Of such amounts, $46 million related to Recorded Music, $2 million related to Music Publishing and $2 million related to Corporate expenses and eliminations. OIBDA and operating income for the fiscal year ended September 30, 2007 also included a benefit of $64 million of other income related to the settlement of contingent claims held by the Company to Bertlesmann's relationship with Napster in 2000-2001. Of such amount, $61 million related to Recorded Music and $3 million related to Music Publishing.

Revenues and total assets relating to operations in different geographical areas are set forth below. (Note that Revenues are attributed to countries based on the location of the customer)

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| | Revenue | Long-lived Assets | Revenue | Long-lived Assets | Revenue | Long-lived Assets |
| | (in millions) | | | | | |
| United States | $1,416 | $1,503 | $1,605 | $1,862 | $1,671 | $1,993 |
| United Kingdom | 341 | 225 | 411 | 350 | 346 | 274 |
| All other territories | 1,419 | 1,120 | 1,475 | 1,066 | 1,366 | 1,110 |
| **Total** | **$3,176** | **$2,848** | **$3,491** | **$3,278** | **$3,383** | **$3,377** |

## 20. Additional Financial Information

### Cash Interest and Taxes

The Company made interest payments of approximately $109 million, $149 million, and $136 million during the fiscal years ended September 30, 2009, 2008, and 2007, respectively. The Company paid approximately $66 million, $69 million, and $59 million of foreign income and withholding taxes in the fiscal years ended September 30, 2009, 2008, and 2007, respectively. The Company received $11 million, $17 million, and $15 million of foreign income tax refunds in the fiscal years ended September 30, 2009, 2008, and 2007, respectively.

## 21. Fair Value Measurements

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

In addition to defining fair value, ASC 820 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

- Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
- Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3—inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

In accordance with the fair value hierarchy, described above, the following table shows the fair value of the Company's financial instruments that are required to be measured at fair value as of September 30, 2009. Derivatives not designated as hedging instruments primarily represent the balances below and the gains and losses on these financial instruments are included as other expenses in the statement of operations. Derivatives designated as hedging instruments are not material to the Company's financial statements.

| | Fair Value Measurements as of September 30, 2009 | | | |
|---|---|---|---|---|
| | (Level 1) | (Level 2) | (Level 3) | Total |
| | | (in millions) | | |
| *Other Current Assets:* | | | | |
| Foreign Currency Forward Exchange Contracts (a) | — | 3 | — | 3 |
| *Other Current Liabilities:* | | | | |
| Foreign Currency Forward Exchange Contracts (a) | — | (14) | — | (14) |
| **Total** | **—** | **$(11)** | **—** | **$(11)** |

(a) The fair value of the foreign currency forward exchange contracts is based on dealer quotes of market forward rates and reflects the amount that the Company would receive or pay at their maturity dates for contracts involving the same currencies and maturity dates.

The majority of the Company's non-financial instruments, which include goodwill, intangible assets, inventories, and property, plant, and equipment, are not required to be carried at fair value on a recurring basis. These assets are evaluated for impairment if certain triggering events occur. If such evaluation indicates that an impairment exists, the asset is written down to its fair value. In addition, an impairment analysis is performed at least annually for goodwill and indefinite-lived intangible assets.

### Fair Value of Debt

Based on the level of interest rates prevailing at September 30, 2009, the fair value of the Company's fixed-rate debt exceeded the carrying value by approximately $44 million. Unrealized gains or losses on debt do not result in the realization or expenditure of cash and generally are not recognized for financial reporting purposes unless the debt is retired prior to its maturity.

## WARNER MUSIC GROUP CORP.

## 2009 QUARTERLY FINANCIAL INFORMATION

(unaudited)

The following table sets forth the quarterly information for Warner Music Group.

| | Three months ended | | | |
|---|---|---|---|---|
| | September 30, 2009 (a) | June 30, 2009 (a) | March 31, 2009 (a) | December 31, 2008 (a) |
| | (in millions, except per share data) | | | |
| Revenues | $ 861 | $ 769 | $ 668 | $ 878 |
| Costs and expenses | | | | |
| Cost of revenues | (444) | (431) | (339) | (484) |
| Selling, general and administrative expenses | (307) | (258) | (258) | (295) |
| Amortization of intangible assets | (56) | (55) | (56) | (58) |
| Total costs and expenses | (807) | (744) | (653) | (837) |
| Operating income from continuing operations | 54 | 25 | 15 | 41 |
| Interest expense, net | (49) | (61) | (41) | (44) |
| Minority interest (expense) income | (2) | (1) | — | 7 |
| Gain on sale of equity-method investments | — | — | — | 36 |
| Gain on foreign exchange transaction | — | — | — | 9 |
| Impairment of cost-method investments | — | — | (29) | |
| Impairment of equity-method investments | (1) | — | — | (10) |
| Other income (expense), net | — | 4 | (3) | — |
| (Loss) income from continuing operations before income taxes | 2 | (33) | (58) | 39 |
| Income tax expense | (20) | (4) | (10) | (16) |
| (Loss) income from continuing operations | (18) | (37) | (68) | 23 |
| Loss from discontinued operations | — | — | — | — |
| Net (loss) income | $ (18) | $ (37) | $ (68) | $ 23 |
| Basic earnings per share: | | | | |
| Loss (income) from continuing operations | $ (0.12) | $ (0.25) | $ (0.45) | $ 0.15 |
| Loss from discontinued operations | — | — | — | — |
| Net (loss) income | $ (0.12) | $ (0.25) | $ (0.45) | $ 0.15 |
| Diluted earnings per share: | | | | |
| Loss (income) from continuing operations | $ (0.12) | $ (0.25) | $ (0.45) | $ 0.15 |
| Loss from discontinued operations | — | — | — | — |
| Net (loss) income | $ (0.12) | $ (0.25) | $ (0.45) | $ 0.15 |
| Weighted average common shares: | | | | |
| Basic | 149.5 | 149.5 | 149.5 | 149.2 |
| Diluted | 149.5 | 149.5 | 149.5 | 149.9 |

(a) The Company's business is seasonal. Therefore quarterly operating results are not necessarily indicative of the results that may be expected for the full fiscal year.

## WARNER MUSIC GROUP CORP.

## 2008 QUARTERLY FINANCIAL INFORMATION

(unaudited)

The following table sets forth the quarterly information for Warner Music Group.

| | Three months ended | | | |
|---|---|---|---|---|
| | September 30, 2008 (a) | June 30, 2008 (a) | March 31, 2008 (a) | December 31, 2007 (a) |
| | (in millions, except per share data) | | | |
| Revenues | $ 854 | $ 848 | $ 800 | $ 989 |
| Costs and expenses | | | | |
| Cost of revenues | (433) | (441) | (413) | (545) |
| Selling, general and administrative expenses | (298) | (300) | (304) | (331) |
| Other income (b) | — | — | — | 3 |
| Amortization of intangible assets | (57) | (56) | (55) | (54) |
| Total costs and expenses | (788) | (797) | (772) | (927) |
| Operating income from continuing operations | 66 | 51 | 28 | 62 |
| Interest expense, net | (42) | (43) | (47) | (48) |
| Minority interest expense | (1) | (2) | — | (2) |
| Other expense, net | (4) | (2) | (2) | — |
| Income (loss) from continuing operations before income taxes | 19 | 4 | (21) | 12 |
| Income tax expense | (13) | (13) | (13) | (10) |
| Income (loss) from continuing operations | 6 | (9) | (34) | 2 |
| Loss from discontinued operations | — | — | (3) | (18) |
| Net income (loss) | $ 6 | $ (9) | $ (37) | $ (16) |
| Basic earnings per share: | | | | |
| Income (loss) from continuing operations | $ 0.04 | $ (0.06) | $ (0.23) | $ 0.01 |
| Loss from discontinued operations | — | — | (0.02) | (0.12) |
| Net Income (loss) | $ 0.04 | $ (0.06) | $ (0.25) | $ (0.11) |
| Diluted earnings per share: | | | | |
| Income (loss) from continuing operations | $ 0.04 | $ (0.06) | $ (0.23) | $ 0.01 |
| Loss from discontinued operations | — | — | (0.02) | (0.12) |
| Net income (loss) | $ 0.04 | $ (0.06) | $ (0.25) | $ (0.11) |
| Weighted average common shares: | | | | |
| Basic | 149.1 | 148.9 | 147.9 | 147.2 |
| Diluted | 153.6 | 148.9 | 147.9 | 147.2 |

(a) The Company's business is seasonal. Therefore quarterly operating results are not necessarily indicative of the results that may be expected for the full fiscal year.

(b) The fiscal year ended September 30, 2008 includes $3 million related to the settlement of a copyright infringement lawsuit with KaZaa.

**WARNER MUSIC GROUP CORP.**

**Supplementary Information**
**Consolidating Financial Statements**

The Company is the direct parent of Holdings, which is the direct parent of Acquisition Corp. Holdings has issued and outstanding the Holdings Discount Notes. The Holdings Discount Notes are guaranteed by the Company. These guarantees are full, unconditional, joint and several. The following condensed consolidating financial statements are presented for the information of the holders of the Holdings Discount Notes and present the results of operations, financial position and cash flows of (i) the Company, which is the guarantor of the Holdings Discount Notes, (ii) Holdings, which is the issuer of the Holdings Discount Notes, (ii) the subsidiaries of Holdings (Acquisition Corp. is the only direct subsidiary of Holdings) and (iii) the eliminations necessary to arrive at the information for the Company on a consolidated basis. Investments in consolidated or combined subsidiaries are presented under the equity method of accounting.

The Company and Holdings are holding companies that conduct substantially all of their business operations through Acquisition Corp. Accordingly, the ability of the Company and Holdings to obtain funds from their subsidiaries is restricted by the indentures for the Acquisition Corp Senior Secured Notes and the Acquisition Corp. Senior Subordinated Notes, and, with respect to the Company, the indenture for the Holdings Discount Notes.

**Consolidating Balance Sheet**
**September 30, 2009**

| | Warner Music Group Corp. | WMG Holdings Corp. (issuer) | WMG Acquisition Corp. | Eliminations | Warner Music Group Corp. Consolidated |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| **Assets:** | | | | | |
| Current assets: | | | | | |
| Cash and equivalents | $ 188 | $ — | $ 196 | $— | $ 384 |
| Accounts receivable, net | — | — | 544 | — | 544 |
| Inventories | — | — | 46 | — | 46 |
| Royalty advances expected to be recouped within one year | — | — | 171 | — | 171 |
| Deferred tax assets | — | — | 29 | — | 29 |
| Other current assets | — | — | 48 | — | 48 |
| Total current assets | 188 | — | 1,034 | — | 1,222 |
| Royalty advances expected to be recouped after one year | — | — | 209 | — | 209 |
| Investments in and advances to (from) consolidated subsidiaries | (332) | (81) | — | 413 | — |
| Investments | — | — | 18 | — | 18 |
| Property, plant and equipment, net | — | — | 100 | — | 100 |
| Goodwill | — | — | 1,040 | — | 1,040 |
| Intangible assets subject to amortization, net | — | — | 1,317 | — | 1,317 |
| Intangible assets not subject to amortization | — | — | 100 | — | 100 |
| Other assets | (2) | 2 | 64 | — | 64 |
| Total assets | $(146) | $ (79) | $3,882 | $413 | $4,070 |
| **Liabilities and Shareholders' (Deficit) Equity:** | | | | | |
| Current liabilities: | | | | | |
| Accounts payable | $ — | $ — | $ 219 | $— | $ 219 |
| Accrued royalties | — | — | 1,185 | — | 1,185 |
| Accrued liabilities | — | — | 339 | — | 339 |
| Current portion of long-term debt | — | — | — | — | — |
| Deferred income | — | — | 113 | — | 113 |
| Other current liabilities | 2 | — | 14 | — | 16 |
| Total current liabilities | 2 | — | 1,870 | — | 1,872 |
| Long-term debt | — | 253 | 1,686 | — | 1,939 |
| Deferred tax liabilities, net | — | — | 172 | — | 172 |
| Other noncurrent liabilities | (5) | — | 235 | — | 230 |
| Total liabilities | (3) | 253 | 3,963 | — | 4,213 |
| Shareholders' (deficit) equity | (143) | (332) | (81) | 413 | (143) |
| Total liabilities and shareholders' (deficit) equity | $(146) | $ (79) | $3,882 | $413 | $4,070 |

## Consolidating Balance Sheet
## September 30, 2008

| | Warner Music Group Corp. | WMG Holdings Corp. (issuer) | WMG Acquisition Corp. | Eliminations | Warner Music Group Corp. Consolidated |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| **Assets:** | | | | | |
| Current assets: | | | | | |
| Cash and equivalents | $ 98 | $— | $ 313 | $— | $ 411 |
| Accounts receivable, net | — | — | 538 | — | 538 |
| Inventories | — | — | 57 | — | 57 |
| Royalty advances expected to be recouped within one year | — | — | 174 | — | 174 |
| Deferred tax assets | — | — | 30 | — | 30 |
| Other current assets | — | — | 38 | — | 38 |
| Total current assets | 98 | — | 1,150 | — | 1,248 |
| Royalty advances expected to be recouped after one year | — | — | 212 | — | 212 |
| Investments in and advances to (from) consolidated subsidiaries | (185) | 43 | — | 142 | — |
| Investments | — | — | 155 | — | 155 |
| Property, plant and equipment, net | — | — | 117 | — | 117 |
| Goodwill | — | — | 1,085 | — | 1,085 |
| Intangible assets subject to amortization, net | — | — | 1,539 | — | 1,539 |
| Intangible assets not subject to amortization | — | — | 100 | — | 100 |
| Other assets | — | 3 | 67 | — | 70 |
| Total assets | $ (87) | $ 46 | $4,425 | $142 | $4,526 |
| **Liabilities and Shareholders' (Deficit) Equity:** | | | | | |
| Current liabilities: | | | | | |
| Accounts payable | $— | $— | $ 219 | $— | $ 219 |
| Accrued royalties | — | — | 1,189 | — | 1,189 |
| Accrued liabilities | — | — | 312 | — | 312 |
| Current portion of long-term debt | — | — | 17 | — | 17 |
| Deferred income | — | — | 117 | — | 117 |
| Other current liabilities | 3 | — | 14 | — | 17 |
| Total current liabilities | 3 | — | 1,868 | — | 1,871 |
| Long-term debt | — | 231 | 2,011 | — | 2,242 |
| Deferred tax liabilities, net | — | — | 237 | — | 237 |
| Other noncurrent liabilities | (4) | — | 266 | — | 262 |
| Total liabilities | (1) | 231 | 4,382 | — | 4,612 |
| Shareholders' (deficit) equity | (86) | (185) | 43 | 142 | (86) |
| Total liabilities and shareholders' (deficit) equity | $ (87) | $ 46 | $4,425 | $142 | $4,526 |

**Consolidating Statement of Operations**
**For The Fiscal Year Ended September 30, 2009**

| | Warner Music Group Corp. | WMG Holdings Corp. (issuer) | WMG Acquisition Corp. | Eliminations | Warner Music Group Corp. Consolidated |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| Revenues | $ — | $ — | $ 3,176 | $— | $ 3,176 |
| Costs and expenses: | | | | | |
| Cost of revenues | — | — | (1,698) | — | (1,698) |
| Selling, general and administrative expenses | — | — | (1,118) | — | (1,118) |
| Other income, net | — | — | | — | |
| Amortization of intangible assets | — | — | (225) | — | (225) |
| Total costs and expenses | — | — | (3,041) | — | (3,041) |
| Operating income from continuing operations | — | — | 135 | — | 135 |
| Interest expense, net | — | (23) | (172) | — | (195) |
| Minority interest income | — | — | 4 | — | 4 |
| Gain on sale of equity-method investments | — | — | 36 | — | 36 |
| Gain on foreign exchange transaction | — | — | 9 | — | 9 |
| Impairment of cost-method investments | — | — | (29) | — | (29) |
| Impairment of equity-method investments | — | — | (11) | — | (11) |
| Other (expense) income, net | (100) | (77) | 1 | 177 | 1 |
| (Loss) income before income taxes | (100) | (100) | (27) | 177 | (50) |
| Income tax expense | — | — | (50) | — | (50) |
| (Loss) income from continuing operations | (100) | (100) | (77) | 177 | (100) |
| Loss from discontinued operations | — | — | — | — | — |
| Net (loss) income | $(100) | $(100) | $ (77) | $177 | $ (100) |

## Consolidating Statement of Operations
## For The Fiscal Year Ended September 30, 2008

| | Warner Music Group Corp. | WMG Holdings Corp. (issuer) | WMG Acquisition Corp. | Eliminations | Warner Music Group Corp. Consolidated |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| Revenues | $— | $— | $ 3,491 | $— | $ 3,491 |
| Costs and expenses: | | | | | |
| Cost of revenues | — | — | (1,832) | — | (1,832) |
| Selling, general and administrative expenses | — | — | (1,233) | — | (1,233) |
| Other income, net | — | — | 3 | — | 3 |
| Amortization of intangible assets | — | — | (222) | — | (222) |
| Total costs and expenses | — | — | (3,284) | — | (3,284) |
| Operating income from continuing operations | — | — | 207 | — | 207 |
| Interest expense, net | — | (21) | (159) | — | (180) |
| Minority interest expense | — | — | (5) | — | (5) |
| Other (expense) income, net | (56) | (35) | (8) | 91 | (8) |
| (Loss) income before income taxes | (56) | (56) | 35 | 91 | 14 |
| Income tax expense | — | — | (49) | — | (49) |
| (Loss) income from continuing operations | (56) | (56) | (14) | 91 | (35) |
| Loss from discontinued operations | — | — | (21) | — | (21) |
| Net (loss) income | $ (56) | $ (56) | $ (35) | $ 91 | $ (56) |

## Consolidating Statement of Operations
## For The Fiscal Year Ended September 30, 2007

| | Warner Music Group Corp. | WMG Holdings Corp. (issuer) | WMG Acquisition Corp. | Eliminations | Warner Music Group Corp. Consolidated |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| Revenues | $— | $— | $ 3,383 | $— | $ 3,383 |
| Costs and expenses: | | | | | |
| Cost of revenues | — | — | (1,811) | — | (1,811) |
| Selling, general and administrative expenses | — | — | (1,161) | — | (1,161) |
| Other income, net | — | — | 73 | — | 73 |
| Amortization of intangible assets | — | — | (206) | — | (206) |
| Restructuring costs | — | — | (50) | — | (50) |
| Total costs and expenses | — | — | (3,155) | — | (3,155) |
| Operating income from continuing operations | — | — | 228 | — | 228 |
| Interest income (expense), net | 4 | (19) | (167) | — | (182) |
| Minority interest expense | — | — | (5) | — | (5) |
| Other (expense) income, net | (25) | (6) | — | 31 | — |
| Income (loss) from continuing operations before income taxes | (21) | (25) | 56 | 31 | 41 |
| Income tax expense | — | — | (49) | — | (49) |
| Income (loss) from continuing operations | (21) | (25) | 7 | 31 | (8) |
| Loss from discontinued operations | — | — | (13) | — | (13) |
| Net income (loss) | $ (21) | $ (25) | $ (6) | $ 31 | $ (21) |

## Consolidating Statement of Cash Flows
## For The Fiscal Year Ended September 30, 2009

| | Warner Music Group Corp. | WMG Holdings Corp. (issuer) | WMG Acquisition Corp. | Eliminations | Consolidated |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| **Cash flows from operating activities:** | | | | | |
| Net (loss) income | $(100) | $(100) | $ (77) | $ 177 | $ (100) |
| Loss from discontinued operations | — | — | — | — | — |
| (Loss) income from continuing operations | (100) | (100) | (77) | 177 | (100) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | | | | |
| Gain on sale of equity investment | — | — | (36) | — | (36) |
| Gain on foreign exchange transaction | — | — | (9) | — | (9) |
| Gain on sale of building | — | — | (3) | — | (3) |
| Impairment of equity investment | — | — | 11 | — | 11 |
| Impairment of cost-method investments | — | — | 29 | — | 29 |
| Depreciation and amortization | — | — | 262 | — | 262 |
| Deferred taxes | — | — | — | — | — |
| Non-cash interest expense | — | 23 | 39 | — | 62 |
| Non-cash stock-based compensation expense | — | — | 11 | — | 11 |
| Other non-cash items | 100 | 77 | — | (177) | — |
| Minority interest | — | — | (4) | — | (4) |
| Changes in operating assets and liabilities: | | | | | |
| Accounts receivable | — | — | (8) | — | (8) |
| Inventories | — | — | 10 | — | 10 |
| Royalty advances | — | — | (20) | — | (20) |
| Accounts payable and accrued liabilities | — | — | 40 | — | 40 |
| Other balance sheet changes | — | — | (11) | — | (11) |
| Net cash provided by operating activities | — | — | 234 | — | 234 |
| **Cash flows from investing activities:** | | | | | |
| Repayments of loans (by (loans to) third parties | — | — | 3 | — | 3 |
| Investments and acquisitions of businesses | — | — | (16) | — | (16) |
| Acquisition of publishing copyrights | | | (11) | | (11) |
| Proceeds from the sale of investments | — | — | 125 | — | 125 |
| Proceeds from sale of building | — | — | 8 | — | 8 |
| Capital expenditures | — | — | (27) | — | (27) |
| Net cash used in investing activities | — | — | 82 | — | 82 |
| **Cash flows from financing activities:** | | | | | |
| Debt repayments | — | — | (1,379) | — | (1,379) |
| Proceeds from issuance of Senior Discount Notes | — | — | 1,059 | — | 1,059 |
| Deferred financing costs paid | — | — | (23) | — | (23) |
| Returns of capital and dividends paid | — | (90) | (90) | 180 | — |
| Return of capital received | 90 | 90 | — | (180) | — |
| Other | — | — | — | — | — |
| Net cash provided by (used in) financing activities | 90 | — | (433) | — | (343) |
| Effect of foreign currency on cash | — | — | — | — | — |
| Net increase (decrease) in cash | 90 | — | (117) | — | (27) |
| Cash and equivalents at beginning of period | 98 | — | 313 | — | 411 |
| Cash and equivalents at end of period | $ 188 | $ — | $ 196 | $ — | $ 384 |

**Consolidating Statement of Cash Flows**
**For The Fiscal Year Ended September 30, 2008**

| | Warner Music Group Corp. | WMG Holdings Corp. (issuer) | WMG Acquisition Corp. | Eliminations | Consolidated |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| **Cash flows from operating activities:** | | | | | |
| Net (loss) income | $(56) | $(56) | $ (35) | $ 91 | $ (56) |
| Loss from discontinued operations | — | — | 21 | — | 21 |
| (Loss) income from continuing operations | (56) | (56) | (14) | 91 | (35) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | | | | |
| Depreciation and amortization | — | — | 268 | — | 268 |
| Deferred taxes | — | — | (3) | — | (3) |
| Non-cash interest expense | — | 21 | 25 | — | 46 |
| Non-cash stock-based compensation expense | — | — | 11 | — | 11 |
| Other non-cash items | 56 | 35 | (3) | (91) | (3) |
| Minority interest | — | — | 5 | — | 5 |
| Changes in operating assets and liabilities: | | | | | |
| Accounts receivable | — | — | 28 | — | 28 |
| Inventories | — | — | 2 | — | 2 |
| Royalty advances | — | — | (6) | — | (6) |
| Accounts payable and accrued liabilities | — | — | (16) | — | (16) |
| Other balance sheet changes | 8 | — | (1) | — | 7 |
| Net cash provided by operating activities | 8 | — | 296 | — | 304 |
| **Cash flows from investing activities:** | | | | | |
| Loan to third party | — | — | (3) | — | (3) |
| Investments and acquisitions of businesses | — | — | (132) | — | (132) |
| Acquisition of publishing copyrights | | | (25) | | (25) |
| Proceeds from the sale of investments | — | — | 25 | — | 25 |
| Capital expenditures | — | — | (32) | — | (32) |
| Net cash used in investing activities | — | — | (167) | — | (167) |
| **Cash flows from financing activities:** | | | | | |
| Debt repayments | — | — | (17) | — | (17) |
| Returns of capital and dividends paid | 16 | — | (58) | — | (42) |
| Other | — | — | — | — | — |
| Net cash provided by (used in) financing activities | 16 | — | (75) | — | (59) |
| Effect of foreign currency on cash | — | — | — | — | — |
| Net increase in cash | 24 | — | 54 | — | 78 |
| Cash and equivalents at beginning of period | 74 | — | 259 | — | 333 |
| Cash and equivalents at end of period | $ 98 | $— | $ 313 | $— | $ 411 |

**Consolidating Statement of Cash Flows**
**For The Fiscal Year Ended September 30, 2007**

| | Warner Music Group Corp. | WMG Holdings Corp. (issuer) | WMG Acquisition Corp. | Eliminations | Consolidated |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| **Cash flows from operating activities:** | | | | | |
| Net income (loss) | $(21) | $(25) | $ (6) | $ 31 | $ (21) |
| Loss from discontinued operations | — | — | 13 | — | 13 |
| Income (loss) from continuing operations | (21) | (25) | 7 | 31 | (8) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | | | | |
| Depreciation and amortization | — | — | 246 | — | 246 |
| Deferred taxes | — | — | (2) | — | (2) |
| Non-cash interest expense | — | 19 | 41 | — | 60 |
| Non-cash stock-based compensation expense | — | — | 10 | — | 10 |
| Other non-cash items | 25 | 6 | (4) | (31) | (4) |
| Minority interest | — | — | 5 | — | 5 |
| Changes in operating assets and liabilities: | | | | | |
| Accounts receivable | — | — | 73 | — | 73 |
| Inventories | — | — | 3 | — | 3 |
| Royalty advances | — | — | 18 | — | 18 |
| Accounts payable and accrued liabilities | — | — | (78) | — | (78) |
| Other balance sheet changes | (1) | — | (20) | — | (21) |
| Net cash provided by operating activities | 3 | — | 299 | — | 302 |
| **Cash flows from investing activities:** | | | | | |
| Loan to third party | — | — | (14) | — | (14) |
| Investments and acquisitions of businesses | — | — | (237) | — | (237) |
| Proceeds from the sale of investments | 18 | — | — | — | 18 |
| Proceeds from the sale of buildings | — | — | 7 | — | 7 |
| Capital expenditures | — | — | (29) | — | (29) |
| Net cash provided by (used in) investing activities | 18 | — | (273) | — | (255) |
| **Cash flows from financing activities:** | | | | | |
| Debt repayments | — | — | (17) | — | (17) |
| Returns of capital and dividends paid | 10 | — | (89) | — | (79) |
| Other | 2 | — | | — | 2 |
| Net cash provided by (used in) financing activities | 12 | — | (106) | — | (94) |
| Effect of foreign currency on cash | — | — | 13 | — | 13 |
| Net increase (decrease) in cash | 33 | — | (67) | — | (34) |
| Cash and equivalents at beginning of period | 41 | — | 326 | — | 367 |
| Cash and equivalents at end of period | $ 74 | $— | $ 259 | $— | $ 333 |

## WARNER MUSIC GROUP CORP.

### Schedule II—Valuation and Qualifying Accounts

| Description | Balance at Beginning of Period | Additions Charged to Cost and Expenses | Deductions | Balance at End of Period |
|---|---|---|---|---|
| | | (in millions) | | |
| Year Ended September 30, 2009 | | | | |
| Allowance for doubtful accounts | $ 21 | $ 14 | $ (9) | $ 26 |
| Reserves for sales returns and allowances | 134 | 327 | (355) | 106 |
| Allowance for deferred tax asset | 390 | 116 | (57) | 449 |
| Year Ended September 30, 2008 | | | | |
| Allowance for doubtful accounts | $ 20 | $ (3) | $ 4 | $ 21 |
| Reserves for sales returns and allowances | 169 | 445 | (480) | 134 |
| Allowance for deferred tax asset | 349 | 53 | (12) | 390 |
| Year Ended September 30, 2007 | | | | |
| Allowance for doubtful accounts | $ 38 | $ (2) | $ (16) | $ 20 |
| Reserves for sales returns and allowances | 165 | 489 | (485) | 169 |
| Allowance for deferred tax asset | 337 | 41 | (29) | 349 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCE DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

*Certification*

The certifications of the principal executive officer and the principal financial officer (or persons performing similar functions) required by Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended (the "Certifications") are filed as exhibits to this report. This section of the report contains the information concerning the evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) ("Disclosure Controls") and changes to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) ("Internal Controls") referred to in the Certifications and this information should be read in conjunction with the Certifications for a more complete understanding of the topics presented.

*Introduction*

The Securities and Exchange Commission's rules define "disclosure controls and procedures" as controls and procedures that are designed to ensure that information required to be disclosed by public companies in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by public companies in the reports that they file or submit under the Exchange Act is accumulated and communicated to a company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Securities and Exchange Commission's rules define "internal control over financial reporting" as a process designed by, or under the supervision of, a public company's principal executive and principal financial officers, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, or U.S. GAAP, including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management, including the principal executive officer and principal financial officer, does not expect that our Disclosure Controls or Internal Controls will prevent or detect all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the limitations in any and all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. Further, the design of any control system is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of these inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected even when effective Disclosure Controls and Internal Controls are in place.

*Evaluation of Disclosure Controls and Procedures*

Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our Disclosure Controls provided reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act will be recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, including that such information is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

*Changes in Internal Control over Financial Reporting*

There have been no changes, other than as noted below, in our Internal Controls over financial reporting or other factors during the year and quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our Internal Controls.

In an effort to make our information technology, or IT, more efficient and increase our IT capabilities and reduce potential disruptions, as well as generate cost savings, we signed a contract during the first quarter of fiscal 2009 with a third-party service provider to outsource a significant portion of our IT functions. We began transitioning work to the service provider in December 2008, and the transition will continue through the following 18 months. In addition, in an effort to make our finance and accounting functions more efficient, as well as generate cost savings, we signed a contract during the third quarter of fiscal 2009 with a third-party service provider to outsource certain accounting and finance functions. We began transitioning work to the service provider in April 2009, and the transition will continue through the following twelve months. The outsourcing arrangements are expected to enhance the cost efficiency of these administrative functions. The outsourcing of these functions will have an immediate effect with regard to the responsibilities for the performance of certain processes and internal controls over financial reporting. We anticipate that internal controls over financial reporting could be further impacted in the future as these outsourced functions benefit from expected innovations and improvements from our service providers.

*Management's Report on Internal Control Over Financial Reporting*

Management's report on internal control over financial reporting is located on page 81 of this report and Ernst & Young LLP's Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting is located on page 82 of this report.

## ITEM 9B. OTHER INFORMATION

Item 9B is not applicable and has been omitted.

## PART III

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

In addition to the information set forth under the caption "Executive Officers of the Registrant" in Part I, Item 1 of this Form 10-K, the information required by this Item is incorporated by reference to our Proxy Statement for the fiscal 2009 Annual Meeting of Stockholders.

### ITEM 11. EXECUTIVE COMPENSATION

The information called for by this item is hereby incorporated by reference to our Proxy Statement for the fiscal 2009 Annual Meeting of Stockholders.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by this item is hereby incorporated by reference to our Proxy Statement for the fiscal 2009 Annual Meeting of Stockholders.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information called for by this item is hereby incorporated by reference to our Proxy Statement for the fiscal 2009 Annual Meeting of Stockholders.

### ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information called for by this item is hereby incorporated by reference to our Proxy Statement for the fiscal 2009 Annual Meeting of Stockholders.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

### (a)(1) Financial Statements

The Financial Statements listed in the Index to Consolidated Financial Statements, filed as part of this Annual Report on Form 10-K.

### (a)(2) Financial Statement Schedule

The Financial Statements Schedule listed in the Index to Consolidated Financial Statements, filed as part of this Annual Report on Form 10-K.

### (a)(3) Exhibits

See Item 15(b) below.

### (b) Exhibits

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

| Exhibit No. | Description |
|---|---|
| 2.1(1) | Purchase Agreement, dated as of November 24, 2003 as amended, between Time Warner Inc. and WMG Acquisition Corp. |
| 2.2(2) | Settlement Agreement, dated as of July 13, 2005, between Time Warner Inc. and WMG Acquisition Corp. |
| 3.1(3) | Amended and Restated Certificate of Incorporation of Warner Music Group Corp. |
| 3.2(4) | Amended and Restated By-laws of Warner Music Group Corp. |
| 4.1(5) | Indenture, dated as of April 8, 2004, among WMG Acquisition Corp., the Guarantors named therein and Wells Fargo Bank, National Association, as Trustee |
| 4.2(5) | First Supplemental Indenture, dated as of November 16, 2004, among WMG Acquisition Corp., Wells Fargo Bank, National Association, as Trustee, WEA Urban LLC and WEA Rock LLC |
| 4.3(6) | Second Supplemental Indenture, dated as of May 17, 2005, among WMG Acquisition Corp., Wells Fargo Bank, National Association, as Trustee, NonZero (since renamed Cordless Recordings LLC) and The Biz LLC |
| 4.4(7) | Third Supplemental Indenture, dated as of September 28, 2005, among WMG Acquisition Corp., Wells Fargo Bank, National Association, as Trustee, and Lava Records LLC |
| 4.5(8) | Fourth Supplemental Indenture, dated as of October 26, 2005, among WMG Acquisition Corp., Wells Fargo Bank, National Association, as Trustee, and BB Investments LLC |
| 4.6(9) | Fifth Supplemental Indenture, dated as of November 29, 2005, among WMG Acquisition Corp., Wells Fargo Bank, National Association, as Trustee, and Perfect Game Recording Company LLC |
| 4.7(10) | Sixth Supplemental Indenture, dated as of June 30, 2006, among WMG Acquisition Corp., the additional subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as Trustee |

| Exhibit No. | Description |
|---|---|
| 4.8(11) | Seventh Supplemental Indenture, dates as of September 29, 2006, among WMG Acquisition Corp., the additional subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as Trustee |
| 4.9(12) | Eighth Supplemental Indenture, dated as of November 29, 2006, among WMG Acquisition Corp., the additional subsidiary guarantors party thereto and Wells Fargo Bank, National Association as Trustee. |
| 4.10(13) | Ninth Supplemental Indenture, dated as of August 3, 2007, to the Indenture dated April 8, 2004, as amended, among WMG Acquisition Corp., the additional subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as Trustee |
| 4.11(14) | Tenth Supplemental Indenture, dated as of November 28, 2007 to the Indenture dated April 8, 2004, as amended among WMG Acquisition Corp., the additional subsidiary guarantors party there to and Wells Fargo Bank, Nation Association, as Trustee |
| 4.12(15) | Eleventh Supplemental Indenture, dated as of February 5, 2008 to the Indenture dated April 8, 2004, as amended among WMG Acquisition Corp., the additional subsidiary guarantors party there to and Wells Fargo Bank, Nation Association, as Trustee |
| 4.13(16) | Indenture, dated as of December 23, 2004, between WMG Holdings Corp. and Wells Fargo Bank, National Association, as Trustee |
| 4.14(2) | Guarantee of Warner Music Group Corp. |
| 4.15(17) | Indenture, dated as of May 28, 2009, among WMG Acquisition Corp., the Guarantors party thereto and Wells Fargo Bank, National Association, as Trustee. |
| 4.16(17) | Security Agreement, dated as of May 28, 2009, among WMG Acquisition Corp., WMG Holdings Corp., the Grantors party thereto and Wells Fargo Bank, National Association, as Collateral Agent for the Secured Parties and as Notes Authorized Representative. |
| 4.17(17) | Copyright Security Agreement, dated as of May 28, 2009, made by the Grantors listed on the signature pages thereto in favor of Wells Fargo Bank, National Association, as Collateral Agent for the Secured Parties |
| 4.18(17) | Patent Security Agreement, dated as of May 28, 2009, made by the Grantors listed on the signature pages thereto in favor of Wells Fargo Bank, National Association, as Collateral Agent for the Secured Parties. |
| 4.19(17) | Trademark Security Agreement, dated as of May 28, 2009, made by the Grantors listed on the signature pages thereto in favor of Wells Fargo Bank, National Association, as Collateral Agent for the Secured Parties. |
| 10.1(6) | Amended and Restated Stockholders Agreement dated as of May 10, 2005 between Warner Music Group Corp., WMG Holdings Corp., WMG Acquisition Corp. and certain stockholders of Warner Music Group Corp. |
| 10.2(18) | Seller Administrative Services Agreement, dated as of February 29, 2004, between Time Warner Inc. and WMG Acquisition Corp. |
| 10.3(18) | Amendment No. 1 to Seller Administrative Services Agreement, dated as of July 1, 2004, between Time Warner Inc. and WMG Acquisition Corp. |
| 10.4(18) | Purchaser Administrative Services Agreement, dated as of February 29, 2004, between Time Warner Inc. and WMG Acquisition Corp. |
| 10.5(18) | Management Agreement, dated as of February 29, 2004, among WMG Parent Corp., WMG Holdings Corp., WMG Acquisition Corp., THL Managers V, L.L.C., Bain Capital Partners, LLC, Providence Equity Partners IV Inc. and Music Partners Management, LLC |

| Exhibit No. | Description |
|---|---|
| 10.6(6) | Termination Agreement of the Management Agreement dated as of May 10, 2005, between Warner Music Group Corp., WMG Holdings Corp., WMG Acquisition Corp., THL Managers V, L.L.C., Bain Capital Partners, LLC, Providence Equity Partners IV Inc. and Music Partners Management, LLC |
| 10.7(18) | Warrant Agreement (MMT Warrants), February 29, 2004, WMG Parent Corp., WMG Holdings Corp. and Historic TW Inc. |
| 10.8(18) | Warrant Agreement (Three-Year Warrants), February 29, 2004, WMG Parent Corp., WMG Holdings Corp. and Historic TW Inc. |
| 10.9(19) | Warrant Repurchase Agreement, dated as of April 20, 2005, between Warner Music Group Corp. and Historic TW Inc. |
| 10.10†(20) | Amended and Restated Employment Agreement, dated as of March 14, 2008, between WMG Acquisition Corp. and Edgar Bronfman, Jr. |
| 10.11†(21) | Amended and Restated Employment Agreement, dated as of March 14, 2008, between WMG Acquisition Corp. and Lyor Cohen |
| 10.12†(22) | Employment Agreement Amendment, dated as of May 14, 2008, between Warner/Chappell Music, Inc. and David H. Johnson |
| 10.13†(24) | Employment Agreement, dated as of November 14, 2008 between WMG Acquisition Corp. and Michael D. Fleisher. |
| 10.14†(23) | Letter Agreement, dated as of July 21, 2008, between Warner Music Inc. and Steven Macri. |
| 10.15†(18) | Restricted Stock Award Agreement, dated as of March 1, 2004, between Warner Music Group Corp. (formerly known as WMG Parent Corp.) and Edgar Bronfman, Jr. |
| 10.16†(20) | Stock Option Agreement, dated as of March 15, 2008, between Warner Music Group Corp. and Edgar Bronfman, Jr. |
| 10.17†(20) | Restricted Stock Award Agreement, dated as of March 15, 2008, between Warner Music Group Corp. and Edgar Bronfman, Jr. |
| 10.18†(18) | Restricted Stock Award Agreement, dated as of March 1, 2004, between Warner Music Group Corp. (formerly known as WMG Parent Corp.) and Lyor Cohen |
| 10.19†(21) | Stock Option Agreement, dated as of March 15, 2008, between Warner Music Group Corp. and Lyor Cohen |
| 10.20†(21) | Restricted Stock Award Agreement, dated as of March 15, 2008, between Warner Music Group Corp. and Lyor Cohen |
| 10.21†** | Restricted Stock Award Agreement, dated as of January 28, 2005, between Warner Music Group Corp. (formerly known as WMG Parent Corp.) and David H. Johnson |
| 10.22†(18) | Restricted Stock Award Agreement, dated as of December 21, 2004, between Warner Music Group Corp. (formerly known as WMG Parent Corp.) and Michael D. Fleisher |
| 10.23†(25) | Stock Option Agreement, dated as of November 15, 2008, between Warner Music Group Corp. and Michael D. Fleisher |
| 10.24†(25) | Restricted Stock Award Agreement, dated as of November 15, 2008, between Warner Music Group Corp. and Michael D. Fleisher |
| 10.25†(18) | Form of WMG Parent Corp. LTIP Stock Option Agreement |

| Exhibit No. | Description |
|---|---|
| 10.26†(26) | Warner Music Group Corp. Amended and Restated 2005 Omnibus Award Plan |
| 10.27†(12) | Form of Restricted Stock Award Agreement |
| 10.28†(12) | Form of Director Restricted Stock Award Agreement |
| 10.29†(12) | Form of Option Agreement |
| 10.30†(12) | Form of Stock Appreciation Rights Agreement |
| 10.31 (18) | Office Lease, June 27, 2002, by and between Media Center Development, LLC and Warner Music Group Inc., as amended |
| 10.32 (18) | Lease, dated as of February 1, 1996, between 1290 Associates, L.L.C. and Warner Communications Inc. |
| 10.33 (18) | Consent to Assignment of Sublease, dated as of October 5, 2001, between 1290 Partners, L.P. and Warner Music Group |
| 10.34 (18) | Lease, dated as of February 29, 2004, between Historical TW Inc. and Warner Music Group Inc. regarding 75 Rockefeller Plaza |
| 10.35 *(18) | U.S. Pick, Pack and Shipping Services Agreement, dated as of October 24, 2003, between Warner-Elektra-Atlantic Corporation and Cinram Distribution LLC |
| 10.36 *(18) | U.S. Manufacturing and Packaging Agreement, dated as of October 24, 2003, between Warner-Elektra-Atlantic Corporation and Cinram Manufacturing Inc. |
| 10.37 *(18) | International Pick, Pack and Shipping Services Agreement, dated as of October 24, 2003, between WEA International Inc. and Warner Music Manufacturing Europe GmbH Company |
| 10.38 *(18) | International Manufacturing and Packaging Agreement, dated as of October 24, 2003, between WEA International Inc. and Warner Music Manufacturing Europe GmbH Company |
| 10.39 *(27) | Amendment dated March 13, 2007 to U.S. Manufacturing and Packaging Agreement, dated as of October 24, 2003, between Warner-Elektra-Atlantic Corporation and Cinram Manufacturing LLC, formerly known as Cinram Manufacturing Inc., and International Manufacturing and Packaging Agreement, dated as of October 24, 2003, between WEA International Inc. and Cinram GmbH |
| 10.40 *(27) | Amendment dated March 13, 2007 to U.S. Pick, Pack and Shipping Services Agreement, dated as of October 24, 2003, between Warner-Elektra-Atlantic Corporation and Cinram Distribution LLC and International Pick, Pack and Shipping Services Agreement, dated as of October 24, 2003, between WEA International Inc. and Cinram GmbH |
| 10.41 (28) | Assurance of Discontinuance dated November 22, 2005 |
| 21.1 ** | List of Subsidiaries |
| 23.1 ** | Consent of Ernst & Young LLP |
| 24.1 ** | Power of Attorney (see signature page) |
| 31.1 ** | Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended |
| 31.2 ** | Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended |
| 32.1 *** | Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

| Exhibit No. | Description |
|---|---|
| 32.2*** | Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| (c) | Financial Statement Schedules |
| | Schedule II—Valuation and Qualifying Accounts |

---

* Exhibit omits certain information that has been filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended.

** Filed herewith.

*** Pursuant to SEC Release No. 33-8212, this certification will be treated as "accompanying" this Annual Report on Form 10-K and not "filed" as part of such report for purposes of Section 18 of the Securities Exchange Act, as amended, or otherwise subject to the liability of Section 18 of the Securities Exchange Act, as amended, and this certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, except to the extent that the registrant specifically incorporates it by reference.

† Represents management contract, compensatory plan or arrangement in which directors and/or executive officers are eligible to participate.

(1) Incorporated by reference to WMG Acquisition Corp.'s Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-121322).

(2) Incorporated by reference to Warner Music Group Corp.'s Registration Statement on Form S-4 (File No. 333-126786-01).

(3) Incorporated by reference to Warner Music Group Corp.'s Quarterly Report on Form 10-Q for the period ended March 31, 2005 (File No. 001-32502).

(4) Incorporated by reference to Warner Music Group Corp.'s Current Report on Form 8-K filed on November 17, 2009 (File No. 001-32502).

(5) Incorporated by reference to WMG Acquisition Corp.'s Registration Statement on Form S-4 (File No. 333-121322)

(6) Incorporated by reference to Warner Music Group Corp.'s Current Report on Form 8-K filed May 19, 2005 (File No. 001-32502).

(7) Incorporated by reference to Warner Music Group Corp.'s Current Report on Form 8-K filed October 3, 2005 (File No. 001-32502).

(8) Incorporated by reference to Warner Music Group Corp.'s Current Report on Form 8-K filed October 27, 2005 (File No. 001-32502).

(9) Incorporated by reference to Warner Music Group Corp.'s Annual Report on Form 10-K for the Fiscal year ended September 30, 2005 (File No. 001-32502).

(10) Incorporated by reference to Warner Music Group Corp.'s Current Report on Form 8-K filed June 30, 2006 (File No. 001-32502).

(11) Incorporated by reference to Warner Music Group Corp.'s Current Report on Form 8-K filed on September 29, 2006 (File No. 001-32502).

(12) Incorporated by reference to Warner Music Group Corp.'s Annual Report on Form 10-K for the Fiscal year ended September 30, 2006 (File No. 001-32502)

(13) Incorporated by reference to Warner Music Group Corp.'s Quarterly Report on Form 10-Q for the period ended June 30, 2007 (File No. 001-32502).

(14) Incorporated by reference to Warner Music Group Corp.'s Annual Report on Form 10-K for the Fiscal year ended September 30, 2007 (File No. 001-32502).

(15) Incorporated by reference to Warner Music Group Corp.'s Quarterly Report on Form 10-Q for the period ended December 31, 2007 (File No. 001-32502).

(16) Incorporated by reference to Warner Music Group Corp.'s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-123249).

(17) Incorporated by reference to Warner Music Group Corp.'s Current Report on Form 8-K filed on May 29, 2009 (File No. 001-32502).

(18) Incorporated by reference to WMG Acquisition Corp.'s Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-121322).

(19) Incorporated by reference to Warner Music Group Corp.'s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-123249).

(20) Incorporated by reference to Warner Music Group Corp.'s Current Report on Form 8-K filed on March 17, 2008 (File No. 001-32502).

(21) Incorporated by reference to Warner Music Group Corp.'s Current Report on Form 8-K filed on March 19, 2008 (File No. 001-32502).

(22) Incorporated by reference to Warner Music Group Corp.'s Current Report on Form 8-K filed on May 16, 2008 (File No. 001-32502).

(23) Incorporated by reference to Warner Music Group Corp.'s Current Report on Form 8-K filed on September 16, 2008 (File No. 001-32502).

(24) Incorporated by reference to Warner Music Group Corp.'s Current Report on Form 8-K filed on November 14, 2008 (File No. 001-32502).

(25) Incorporated by reference to Warner Music Group Corp.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (File No. 001-32502).

(26) Incorporated by reference to Warner Music Group Corp.'s Quarterly Report on Form 10-Q for the period ended June 30, 2009 (File No. 001-32502).

(27) Incorporated by reference to Warner Music Group Corp.'s Quarterly Report on Form 10-Q for the period ended March 31, 2007 (File No. 001-32502).

(28) Incorporated by reference to Warner Music Group Corp.'s Current Report on Form 8-K filed November 23, 2005 (File No. 001-32502).

## SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 24, 2009.

WARNER MUSIC GROUP CORP.

By: /s/ EDGAR BRONFMAN, JR.
**Name:** **Edgar Bronfman, Jr.**
**Title:** **Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)**

By: /s/ STEVEN MACRI
**Name:** **Steven Macri**
**Title:** **Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)**

## POWER OF ATTORNEY

KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Paul M. Robinson and Trent N. Tappe, and each of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to the this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities indicated on November 24, 2009.

| Signature | Title |
| --- | --- |
| /s/ EDGAR BRONFMAN, JR.<br>**Edgar Bronfman, Jr.** | Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer) |
| /s/ STEVEN MACRI<br>**Steven Macri** | Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) |
| /s/ SHELBY W. BONNIE<br>**Shelby W. Bonnie** | Director |
| /s/ RICHARD BRESSLER<br>**Richard Bressler** | Director |
| /s/ JOHN P. CONNAUGHTON<br>**John P. Connaughton** | Director |
| /s/ PHYLLIS E. GRANN<br>**Phyllis E. Grann** | Director |
| /s/ MICHELE J. HOOPER<br>**Michele J. Hooper** | Director |

| Signature | Title |
|---|---|
| /s/ SCOTT L. JAECKEL<br>Scott L. Jaeckel | Director |
| /s/ SETH W. LAWRY<br>Seth W. Lawry | Director |
| /s/ THOMAS H. LEE<br>Thomas H. Lee | Director |
| /s/ IAN LORING<br>Ian Loring | Director |
| /s/ MARK NUNNELLY<br>Mark Nunnelly | Director |
| /s/ SCOTT M. SPERLING<br>Scott M. Sperling | Director |

**Exhibit 10.21**

# RESTRICTED STOCK AWARD AGREEMENT

**THIS RESTRICTED STOCK AWARD AGREEMENT** (this "*Agreement*"), is entered into on January 28, 2005, by and between WMG Parent Corp., a Delaware corporation ("*Parent*"), and David H. Johnson (the "*Executive*"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the "Employment Agreement" (as defined herein).

***R E C I T A L S:***

**WHEREAS**, Warner Music Group Inc., a Delaware corporation (the "*Company*"), an indirect majority owned subsidiary of Parent, or one of its direct or indirect subsidiaries, and the Executive have entered into an employment agreement, dated as of December 15, 1998 (such employment agreement, as it may be amended, superceded or replaced from time to time, the "*Employment Agreement*"); and

**WHEREAS**, the Board of Directors of Parent (the "*Board*") has determined to sell to the Executive on the date hereof (the "*Effective Date*") the restricted stock provided for herein (the "*Restricted Stock Award*"), such sale to be subject to the terms and conditions set forth herein.

**NOW THEREFORE**, in consideration of the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. *Purchase of Restricted Stock.* Subject to the terms and conditions set forth in this Agreement, Parent hereby sells to the Executive, and the Executive hereby purchases from Parent, effective as of the Effective Date (which is the date hereof), 104.9382716 shares of Class A Common Stock of Parent (the "*Restricted Shares*") for an aggregate purchase price of $123,722.22. The Board acknowledges to the Executive that such purchase price is the fair market value of the Restricted Shares on the Effective Date (the "*Initial Value*"), determined without regard to any restrictions applicable thereto other than restrictions which by their terms do not lapse. The Restricted Shares shall vest in accordance with Section 2 and Section 5 hereof.

2. *Vesting.*

(a) *Service-Based Restricted Stock.* Except as otherwise provided in this Agreement, one-third of the Restricted Shares (the "*Service-Based Restricted Stock*"), shall vest and become non-forfeitable in four equal installments on the day prior to each of the first, second, third and fourth anniversaries of the Vesting Commencement Date provided that the Executive remains employed with the Company on each such date, such that one hundred percent (100%) of the Service-Based Restricted Stock shall be vested and non-forfeitable on the day prior to the fourth anniversary of the Vesting Commencement Date; provided that any unvested Service-Based Restricted Stock shall become vested and non-forfeitable upon a termination of the Executive's employment with the Company (A) due to his death, (B) by the Company due to his Disability or without Cause or (C) by the Executive for Good Reason, in each case on or after a "Change in Control" (as defined in Section 2(b)(iii)(6)) or, in the case of a termination by the Company without Cause or a termination by the Executive for Good Reason, in anticipation of a Change in Control (a termination described in the foregoing proviso being referred to hereinafter as a "*CIC Termination*"). For purposes of this Agreement, the "*Vesting Commencement Date*" shall mean October 1, 2004.

(b) *Performance-Based Restricted Stock.* Except as otherwise provided in this Agreement, two-thirds of the Restricted Shares (the "*Performance-Based Restricted Stock*") shall contingently vest in equal installments on the day prior to each of the first, second, third and fourth anniversary of the Vesting Commencement Date provided that the Executive remains employed with the Company on each such date (the "*Service Condition*"), but shall not be considered to be fully vested until and unless the condition described in Section 2(b)(i) or 2(b)(ii), as applicable, has been satisfied (each such condition, a "*Performance Condition*").

(i) With respect to one-half of the Performance-Based Restricted Stock, the Performance Condition shall be the occurrence of a 2X Restricted Stock Liquidity Event.

(ii) With respect to the other one-half of the Performance-Based Restricted Stock, the Performance Condition shall be the occurrence of a 3X Restricted Stock Liquidity Event.

(iii) For purposes of this Section 2(b), and also as and if used elsewhere in this Agreement, the following terms shall have the following meanings:

(1) "*2X Investor Equity Value*" shall mean (X) two times the Investment *minus* (Y) the aggregate amount of cash and "Fair Market Value" (as defined below) of readily marketable securities or other assets (determined at the time of receipt) received by the Investors in respect of the Investor Equity prior to or coincident with the time of determination.

(2) "*3X Investor Equity Value*" shall mean (X) three times the Investment *minus* (Y) the aggregate amount of cash and Fair Market Value of readily marketable securities or other assets (determined at the time of receipt) received by the Investors in respect of the Investor Equity prior to or coincident with the time of determination.

(3) "*2X Restricted Stock Liquidity Event*" shall mean (A) the first sale in an underwritten offering of Parent's Class A Common Stock pursuant to a registration statement on Securities and Exchange Commission ("*SEC*") Form S-1 or otherwise under the Securities Act of 1933, as amended (the "*Securities Act*") (an "*IPO*"), at a per share price which implies an aggregate value of the Investor Equity at the time of the IPO of at least the 2X Investor Equity Value, (B) following an IPO, or any transaction other than an IPO which causes Parent's Class A Common Stock, or all or substantially all of the securities into which such Class A Common Stock is converted or for which it is exchanged, to be listed for trading on a national securities exchange or quoted on an automated quotation system, the average closing price of Parent's Class A Common Stock, or such securities into which Class A Common Stock is converted or for which it is exchanged, on the primary exchange on which, or system over which, it is traded over any 20 consecutive trading days is such that the implied aggregate value of the Investor Equity at the end of such 20 consecutive trading days, based on such average price, is at least the 2X Investor Equity Value, determined as of the first of such 20 consecutive trading days, or (C) a Bonus Liquidity Event occurs which results in a combination of cash and readily marketable securities being paid or provided to the Investors having an aggregate value (as determined by the Board in good faith as of the time of receipt) of at least the 2X Investor Equity Value.

(4) "*3X Restricted Stock Liquidity Event*" has the same meaning as a 2X Restricted Stock Liquidity Event, except that the term "2X Investor Equity Value" each time it appears in Section 2(b)(iii)(3) above shall be replaced with "3X Investor Equity Value."

(5) "*Bonus Liquidity Event*" shall mean a Change in Control, or other event (*e.g.*, a leveraged recapitalization in which the proceeds are paid out to the Investors as dividends and/or redemptions), in which consideration is paid to Investors in respect of the Investor Equity in the form of cash, readily marketable securities or a combination of both.

(6) "*Change in Control*" shall mean a "Change of Control," as defined in the certificate of incorporation of Parent, as amended from time to time.

(7) "*Fair Market Value*" shall mean the price at which the asset in question would change hands in an arms' length sale between a willing buyer and a willing seller, with neither being under any compunction to buy or sell and each with full knowledge of all relevant facts, as determined by the Board in good faith; provided that, in determining Fair Market Value of the securities of any member of the Parent Group, the Board shall take into account the free cash flow, revenue and EBITDA and such other methodologies and characteristics as it may determine to be relevant, and shall (A) adjust the Fair Market Value of the securities to take into account the illiquidity of securities which are not publicly traded and (B) make no adjustment on account of any control premium. Notwithstanding the above, the Fair Market Value of any freely tradable security which is of a class listed for trading on an established securities market or established

trading system shall be the average of the high and low trading prices of such class of securities, as reported on the primary market or trading system on which such securities are listed on the date Fair Market Value is determined.

(8) "*Investment*" shall mean $1.25 billion.

(9) "*Investor Equity*" shall mean all equity securities of all members of the Parent Group, including common and preferred stock and warrants, options and other instruments convertible or exercisable into, or redeemable for, common or preferred stock, either (A) purchased or otherwise received by the Investors on or prior to the Effective Date or (B) received by the Investors following the Effective Date, without cost to the Investors, in respect of the equity securities described in the preceding clause (A).

(10) "*Investors*" shall mean all of (i) Thomas H. Lee Equity Fund V, L.P., (ii) Thomas H. Lee Parallel Fund V, L.P., (iii) Thomas H. Lee Equity (Cayman) Fund V, L.P., (iv) Putnam Investments Holdings, LLC, (v) Putnam Investments Employees' Securities Company I LLC, (vi) Putnam Investments Employees' Securities Company II LLC, (vii) 1997 Thomas H. Lee Nominee Trust, (viii) Thomas H. Lee Investors Limited Partnership, (ix) Bain Capital Partners Integral Investors, LLC, (x) Bain Capital VII Coinvestment Fund, LLC, (xi) BCIP TCV, LLC, (xii) Providence Equity Partners IV, L.P., (xiii) Providence Equity Operating Partners IV, L.P. and (xiv) Lexa Partners LLC, or any affiliate of any of them, in each case which purchases Investor Equity on or prior to the Effective Date.

(11) "*Parent Group*" shall mean Parent, the Company and each direct or indirect subsidiary of any of them.

Notwithstanding anything in this Agreement to the contrary, the Service Condition applicable to each share of Performance-Based Restricted Stock shall be deemed to have been attained upon a CIC Termination.

(c) The term "*Vested Restricted Shares*," as used herein, shall mean (i) each share of Service-Based Restricted Stock on and following the time that the vesting condition set forth in Section 2(a) hereof has been actually or deemed satisfied as to such share, (ii) each share of Performance-Based Restricted Stock on and following the time that both the Service Condition and the Performance Condition have been actually or deemed satisfied as to such share and (iii) each share of Performance-Based Restricted Stock not described in the immediately preceding clause (ii) on an following the day prior to the seventh anniversary of the Effective Date, so long as the Executive remains employed by the Company on such day. Restricted Shares which have not become Vested Restricted Shares are hereinafter referred to as "*Unvested Restricted Shares*."

3. *Taxes*. The Executive shall pay to the Company or Parent promptly upon request, and in any event at the time the Executive recognizes taxable income in respect of the Restricted Stock Award, an amount equal to the taxes the Company or Parent determines it is required to withhold under applicable tax laws with respect to the Restricted Shares. Such payment shall be made in the form of cash. As a condition to the effectiveness of the Restricted Stock Award, the Executive shall make a timely and valid election pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended (the "*Code*") to realize taxable income in respect of the grant of the Restricted Stock Award, in an amount equal to the Initial Value less the purchase price paid for the Restricted Shares. Notwithstanding the above, because the Company and the Executive acknowledge that the purchase price for the Restricted Shares is equal to the Initial Value, so long as the Executive makes a timely and valid Code Section 83(b) election in respect of the Restricted Shares the Company and the Executive agree that no tax is due, and no withholding is necessary, upon or on account of the Executive's purchase of the Restricted Shares.

4. *Certificates*. Certificates evidencing the Restricted Shares shall be issued by Parent and shall be registered in the Executive's name on the stock transfer books of Parent promptly after the date hereof, but shall remain in the physical custody of Parent or its designee at all times prior to, in the case of any particular Restricted Shares,

the date such Restricted Shares become Vested Restricted Shares. As a condition to the receipt of this Restricted Stock Award, the Executive shall deliver to Parent a stock power, duly endorsed in blank, relating to the Restricted Shares.

5. *Effect of Termination of Employment.*

(a) Upon the termination of the Executive's employment with the Company for any reason, the Restricted Shares shall be subject to the Call Option described in Section 5(b) below. For purposes of this Agreement, such a termination may be (i) by the Company for Cause or on account of the Executive's Disability, by the Executive without Good Reason or on account of the Executive's death (a "*5(a)(i) Termination*") or (ii) by the Company without Cause or by the Executive for Good Reason (a "*5(a)(ii) Termination*").

(b) *Call Option.*

(i) Other than as set forth in the second sentence of Section 5(b)(ix), upon the termination of the Executive's employment with the Company for any reason (or no reason), Parent shall have the right and option (the "*Call Option*"), but not the obligation, to purchase, or to cause any member of the Parent Group designated by Parent (the "*Call Assignee*") to purchase, from the Executive, on and after the Initial Call Date any or all of the Restricted Shares. The purchase price (the "*Call Price*") of the Restricted Shares subject to purchase under this provision (the "*Called Shares*") shall be as follows:

(1) In the event of a 5(a)(i) Termination, (A) as to each Called Share which is an Unvested Restricted Share immediately prior to the Initial Call Date of such share, the lower of the Fair Market Value of such share on the date of the applicable "Call Notice" (as defined below) or the Initial Value of such share, and (B) as to each Called Share which is a Vested Restricted Share immediately prior to the Initial Call Date of such share, the Fair Market Value of such share on the date of the applicable Call Notice.

(2) In the event of a 5(a)(ii) Termination, as to each Called Share of Service-Based Restricted Stock and Performance-Based Restricted Stock which is a Vested Restricted Share immediately prior to the Initial Call Date of such share, or which becomes a Vested Restricted Share upon termination of employment solely because such termination is a CIC Termination, the Fair Market Value of such share on the date of the applicable Call Notice

(3) In the event of a 5(a)(ii) Termination, as to each Called Share of Service-Based Restricted Stock and Performance-Based Restricted Stock which is an Unvested Restricted Share immediately prior to the Initial Call Date of such share (other than such a share which becomes a Vested Restricted Share upon termination of employment solely because such termination is a CIC Termination), the lower of the Fair Market Value of such share on the date of the applicable Call Notice or the Initial Value of such share.

(ii) The "*Initial Call Date*" shall mean (A) with respect to each share of Performance-Based Restricted Stock as to which the Service Condition, but not the Performance Condition, has been attained at the time of a 5(a)(ii) Termination, the earlier of (I) the date the Performance Condition is first attained with respect to such share and (II) the six-month anniversary of the 5(a)(ii) Termination, or (B) in all other cases, the date of termination of the Executive's employment with the Company.

(iii) For purposes of Section 5(b)(i), (A) the termination of the Executive's employment at the end of the term of the Employment Agreement following the failure of the Company to offer the Executive continued employment at a base salary not less than that in effect at the end of such term shall be deemed to be a 5(a)(ii) Termination and (B) the termination of the Executive's employment at the end of the term of the Employment Agreement following the Company's offering the Executive continued employment at a base salary not less than that in effect at the end of such term shall be deemed to be a 5(a)(i) Termination.

(iv) Parent or the Call Assignee, as applicable, may exercise the Call Option by delivering or mailing to the Executive (or to his estate, if applicable), in accordance with Section 16 of this Agreement, written notice of exercise (a "*Call Notice*") at any time following the Initial Call Date. The Call Notice shall specify the date thereof, the number of Called Shares and the Call Price.

(v) Within ten (10) days after his receipt of the Call Notice, the Executive (or his estate) shall tender to Parent or the Call Assignee, as applicable, at its principal office the certificate or certificates representing the Called Shares, duly endorsed in blank by the Executive (or his estate) or with duly endorsed stock powers attached thereto, all in form suitable for the transfer of such shares to Parent or the Call Assignee, as applicable. Upon its receipt of such shares, Parent or the Call Assignee, as applicable, shall pay to the Executive the aggregate Call Price therefore, in cash.

(vi) Parent or the Call Assignee, as applicable, will be entitled to receive customary representations and warranties from the Executive regarding the sale of the Called Shares pursuant to the exercise of the Call Option as may reasonably requested by Parent or the Call Assignee, as applicable, including but not limited to the representation that the Executive has good and marketable title to the Called Shares to be transferred free and clear of all liens, claims and other encumbrances.

(vii) If Parent or the Call Assignee, as applicable, delivers a Call Notice, then from and after the time of delivery of the Call Notice the Executive shall no longer have any rights as a holder of the Called Shares subject thereto (other than the right to receive payment of the Call Price as described above), and such Called Shares shall be deemed purchased in accordance with the applicable provisions hereof and Parent or the Call Assignee, as applicable, shall be deemed to be the owner and holder of such Called Shares.

(viii) Any Restricted Shares as to which the Call Option is not exercised will remain subject to all terms and conditions of this Agreement, including the continuation of Parent's or the Call Assignee's, as applicable, right to exercise the Call Option.

(ix) This Section 5(b) is in addition to, and not in lieu of, any rights and obligations of the Executive and Parent in respect of the Restricted Shares contained in the "Stockholders' Agreement" (as defined below). Notwithstanding the above, this Section 5(b) shall be ineffective as to each Vested Restricted Share on and following the later of (I) an IPO or any other event which causes the Class A Common Stock, or other securities for which all or substantially all of the Class A Common Stock may have been exchanged, to be or become listed for trading on or over an established securities market or established trading system and (II) the date on which such share becomes a Vested Restricted Share.

6. *Rights as a Stockholder; Dividends.*

(a) The Executive shall be the record owner of the Restricted Shares unless and until such shares are sold or otherwise disposed of, and as record owner shall be entitled to all rights of a common stockholder of Parent, including, without limitation, voting rights, if any, with respect to the Restricted Shares; *provided that* (i) any cash or in-kind dividends paid with respect to Restricted Shares which are not Vested Restricted Shares shall be withheld by Parent and shall be paid to the Executive, without interest, only when, and if, such Restricted Shares shall become Vested Restricted Shares (provided, however, that in the event of a rights offering in which the Restricted Shares are entitled to participate, the Executive shall be entitled to subscribe for and purchase any securities made available in such rights offering with respect to all Restricted Shares, whether or not such Restricted Shares are Vested Restricted Shares), and (ii) the Restricted Shares shall be subject to the limitations on transfer and encumbrance set forth in this Agreement and the stockholders' agreement executed and entered into by and between Parent, the Investors and the other parties thereto prior to the Effective Date (such stockholders' agreement, as it may be amended, superceded or replaced from time to time, the "*Stockholders' Agreement*"). A copy of the Stockholders' Agreement, as in effect on the date hereof, is annexed hereto as Exhibit A. As soon as practicable following the vesting of any Restricted Shares, certificates for such Vested Restricted Shares shall be delivered to the Executive or to the Executive's legal representative along with the stock powers relating thereto.

(b) At or promptly following an IPO or any other transaction which makes Parent eligible to use SEC Form S-8, Parent shall register all of the Restricted Shares (whether or not vested) on Form S-8 or an equivalent registration statement (including, at Parent's option, on the Form S-1 filed in connection with an IPO), and use reasonable commercial efforts to keep such registration effective so long as the Executive continues to hold any of the Restricted Shares.

7. *Restrictive Legend.* All certificates representing Restricted Shares shall have affixed thereto a legend in substantially the following form, in addition to any other legends that may be required under federal or state securities laws, unless and to the extent determined inapplicable or unnecessary by Parent:

THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND AN OPTION TO PURCHASE SET FORTH IN A CERTAIN RESTRICTED STOCK AWARD AGREEMENT BETWEEN WMG PARENT CORP. AND THE REGISTERED OWNER OF THIS CERTIFICATE (OR HIS PREDECESSOR IN INTEREST) AND A STOCKHOLDERS' AGREEMENT TO WHICH WMG PARENT CORP. AND THE REGISTERED OWNER OF THIS CERTIFICATE (OR HIS PREDECESSOR IN INTEREST) ARE PARTIES, WHICH AGREEMENTS ARE BINDING UPON ANY AND ALL OWNERS OF ANY INTEREST IN SAID SHARES. SAID AGREEMENTS ARE AVAILABLE FOR INSPECTION WITHOUT CHARGE AT THE PRINCIPAL OFFICE OF WMG PARENT CORP. AND COPIES THEREOF WILL BE FURNISHED WITHOUT CHARGE TO ANY OWNER OF SAID SHARES UPON REQUEST.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND ANY APPLICABLE STATE SECURITIES LAWS, UNLESS WMG PARENT CORP. HAS RECEIVED AN OPINION OF COUNSEL, WHICH OPINION IS REASONABLY SATISFACTORY TO IT, TO THE EFFECT THAT SUCH REGISTRATIONS ARE NOT REQUIRED.

8. *Transferability.*

(a) The Restricted Shares may not, at any time prior to becoming Vested Restricted Shares, be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Executive and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Parent; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance; and provided further that the foregoing restriction shall not apply to a sale of Restricted Shares in compliance with the obligations, if any, of the holder thereof to sell such shares pursuant to the "drag along" provisions of the Stockholders' Agreement.

(b) Prior to an IPO, neither the Executive nor any transferee of the Executive (including any beneficiary, executor or administrator) shall assign, alienate, pledge, attach, sell or otherwise transfer or encumber the Restricted Shares upon or subsequent to their vesting, except in accordance with the applicable provisions of this Agreement and the Stockholders' Agreement; *provided, that,* subject to the provisions of the Stockholders' Agreement, Vested Restricted Shares may be transferred (i) by will or the laws of descent, or (ii) with the Board's approval (which may be granted or withheld at its sole discretion), by the Executive without consideration to (A) any person who is a "family member" of the Executive, as such term is used in the instructions to SEC Form S-8 (collectively, the "*Immediate Family Members*"); (B) a trust solely for the benefit of the Executive and/or Immediate Family Members; or (C) any other transferee as may be approved by the Board in its sole discretion (collectively, the "*Permitted Transferees*"); *provided, that,* the Executive gives the Board advance written notice describing the terms and conditions of the proposed transfer and the Board notifies the Executive in writing that such a transfer is in compliance with the terms of this Agreement; *provided, further, that*, the restrictions upon any Vested Restricted Shares transferred in accordance with this Section 8(b) shall apply to the Permitted Transferee, such transfer shall be subject to the acceptance by the Permitted Transferee of the terms and conditions hereof and of the Stockholders' Agreement, and any reference in this Agreement or the Stockholders' Agreement to the Executive shall be deemed to refer to the Permitted Transferee, except that (a) prior to an IPO, Permitted Transferees shall not be entitled to transfer any Vested Restricted Shares other than by will or the laws of descent and distribution or, with the Board's approval (which may be granted or withheld at its sole discretion), to a trust solely for the benefit of the Permitted Transferee, and (b) the consequences of the termination of the Executive's employment with the Company under the terms of this Agreement shall continue to be applied with respect to the Permitted Transferee to the extent specified in this Agreement.

9. *Securities Laws*. The Executive represents, warrants and covenants as follows:

(a) The Executive is acquiring the Restricted Shares for his own account and not with a view to, or for sale in connection with, any distribution of the Restricted Shares in violation of the Securities Act or any rule or regulation under the Securities Act or in violation of any applicable state securities law.

(b) The Executive has had such opportunity as he has deemed adequate to obtain from representatives of Parent such information as is necessary to permit him to evaluate the merits and risks of his investment in the Parent.

(c) The Executive has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in acquiring of the Restricted Shares and to make an informed investment decision with respect to such investment.

(d) The Executive can afford the complete loss of the value of the Restricted Shares and is able to bear the economic risk of holding such shares for an indefinite period.

(e) The Executive understands that (i) the Restricted Shares have not been registered under the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act; (ii) the Restricted Shares cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act or an exemption from registration is then available; (iii) in any event, the exemption from registration under Rule 144 will not be available for at least one (1) year and even then will not be available unless a public market then exists for such shares, adequate information concerning Parent is then available to the public, and other terms and conditions of Rule 144 are complied with and (iv) there is now no registration statement on file with the SEC with respect to the Restricted Shares and, except as set forth in Section 6(b) hereof or in the Stockholders' Agreement, there is no commitment on the part of Parent to make any such filing.

(f) In addition, upon any Restricted Shares becoming Vested Restricted Shares, the Executive will make or enter into such other written representations, the warranties and agreements as the Board may reasonably determine are legally required in order to comply with applicable securities laws.

10. *Adjustments for Stock Splits, Stock Dividends, etc.*

(a) If from time to time during the term of this Agreement there is any stock split-up, stock dividend, stock distribution or other reclassification of Parent's Class A Common Stock, any and all new, substituted or additional securities to which the Executive is entitled by reason of his ownership of the Restricted Shares shall be immediately subject to the terms of this Agreement.

(b) If the Parent's Class A Common Stock is converted into or exchanged for, or stockholders of Parent receive by reason of any distribution in total or partial liquidation, securities of another corporation, or other property (including cash), pursuant to any merger of Parent or acquisition of its assets, then the rights of Parent under this Agreement shall inure to the benefit of Parent's successor and this Agreement shall apply to the securities or other property received upon such conversion, exchange or distribution in the same manner and to the same extent as the Restricted Shares.

11. *Confidentiality of the Agreement.* The Executive agrees to keep confidential the terms of this Agreement. This provision does not prohibit the Executive from providing this information on a confidential and privileged basis to the Executive's attorneys or accountants for purposes of obtaining legal or tax advice or as otherwise required by law, regulation or stock exchange rule.

12. *Severability.* The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each other provision of the Agreement shall be severable and enforceable to the extent permitted by law.

13. *Waiver.* Any right of Parent contained in the Agreement may be waived in writing by the Board. No waiver of any right hereunder by any party shall operate as a waiver of any other right, or as a waiver of the same right with respect to any subsequent occasion for its exercise, or as a waiver of any right to damages. No waiver by any party of any breach of this Agreement shall be held to constitute a waiver of any other breach or a waiver of the continuation of the same breach.

14. *No Rights to Employment.* Nothing contained in this Agreement shall be construed as giving the Executive any right to be retained, in any position, as an employee, consultant or director of the Company or its affiliates or shall interfere with or restrict in any way the right of the Company or its affiliates, which are hereby expressly reserved, to remove, terminate or discharge the Executive at any time for any reason whatsoever.

15. *Entire Agreement.* This Agreement contains the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior communications, representations and negotiations in respect thereto. No change, modification or waiver of any provision of this Agreement shall be valid unless the same be in writing and signed by the parties hereto.

16. *Notices.* Any notice, consent, request or other communication made or given in accordance with this Agreement shall be in writing and shall be deemed to have been duly given when actually received or, if mailed, three days after mailing by registered or certified mail, return receipt requested, or one business day after mailing by a nationally recognized express mail delivery service with instructions for next-day delivery, to those persons listed below at their following respective addresses or at such other address or person's attention as each may specify by notice to the others:

To Parent:

WMG Parent Corp.
75 Rockefeller Plaza
New York, New York 10019
Attention: General Counsel

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention: Michael J. Segal, Esq.

To the Executive:

The most recent address for the Executive in the records of Parent or the Company. The Executive hereby agrees to promptly provide Parent and the Company with written notice of any change in the Executive's address for so long as this Agreement remains in effect.

17. *Beneficiary.* The Executive may file with the Board a written designation of a beneficiary on such form as may be prescribed by the Board and may, from time to time, amend or revoke such designation. If no

designated beneficiary survives the Executive, the executor or administrator of the Executive's estate shall be deemed to be the Executive's beneficiary. The Executive's beneficiary shall succeed to the rights and obligations of the Executive hereunder upon the Executive's death, except as maybe otherwise described herein.

18. *Successors.* The terms of this Agreement shall be binding upon and inure to the benefit of Parent, its successors and assigns, and of the Executive and the beneficiaries, executors, administrators, heirs and successors of the Executive.

19. *Modifications.* No change, modification or waiver of any provision of this Agreement shall be valid unless the same be in writing and signed by the parties hereto.

20. *Restricted Stock Award Subject to the Stockholders' Agreement.* By entering into this Agreement the Executive agrees and acknowledges that the Executive has received and read the Stockholders' Agreement. The Stockholders' Agreement as it may be amended from time to time is hereby incorporated herein by reference. In the event of a conflict between any term or provision contained herein and any terms or provisions of the Stockholders' Agreement, the applicable terms and provisions of the Stockholders' Agreement will govern and prevail except with respect to Section 5(b) hereof. Notwithstanding the above, Section 4.1 of the Stockholders' Agreement ("Tag-Along") shall not apply to Unvested Restricted Shares.

21. *GOVERNING LAW; CONSENT TO JURISDICTION.* THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE WHOLLY PERFORMED WITHIN THAT STATE. ANY ACTION TO ENFORCE THIS AGREEMENT MUST BE BROUGHT IN A COURT SITUATED IN, AND THE PARTIES HEREBY CONSENT TO THE JURISDICTION OF, COURTS SITUATED IN NEW YORK COUNTY, NEW YORK. EACH PARTY HEREBY WAIVES THE RIGHTS TO CLAIM THAT ANY SUCH COURT IS AN INCONVENIENT FORUM FOR THE RESOLUTION OF ANY SUCH ACTION.

22. *JURY TRIAL WAIVER.* THE PARTIES EXPRESSLY AND KNOWINGLY WAIVE ANY RIGHT TO A JURY TRIAL IN THE EVENT ANY ACTION ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT IS LITIGATED OR HEARD IN ANY COURT.

23. *Interpretation.* The headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of this Agreement. The term "Company" as used herein with reference to the employment of the Executive or the termination thereof shall refer to the Company and each member of the "Parent Group" (as defined in Section 2(b)(11).

24. *Signature in Counterparts.* This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. The parties hereto confirm that any facsimile copy of another party's executed counterpart of this Agreement (or its signature page thereof) will be deemed to be an executed original thereof.

**IN WITNESS WHEREOF**, the parties hereto have executed this Agreement as of the date first set forth above.

WMG PARENT CORP.

/s/ EDGAR BRONFMAN, JR.

By: **Edgar Bronfman, Jr.**
Title: **Chairman & CEO**

/s/ DAVID H. JOHNSON

**David H. Johnson**

**Exhibit 21.1**

## WARNER MUSIC GROUP CORP.

## SUBSIDIARIES OF THE REGISTRANT

| Legal Name | State or Jurisdiction of Incorporation or Organization |
|---|---|
| A.P. Schmidt Company | Delaware |
| Atlantic/143 L.L.C. | Delaware |
| Atlantic Mobile LLC. | Delaware |
| Atlantic/MR Ventures Inc. | Delaware |
| Atlantic Pix LLC | Delaware |
| Atlantic Productions LLC. | Delaware |
| Atlantic Recording Corporation | Delaware |
| Atlantic Scream LLC. | Delaware |
| Alternative Distribution Alliance | New York |
| Asylum Records LLC (f/k/a WEA Urban LLC) | Delaware |
| BB Investments LLC. | Delaware |
| Berna Music, Inc. | California |
| Big Beat Records Inc. | Delaware |
| Bulldog Entertainment Group LLC. | Delaware |
| Bulldog Island Events LLC. | New York |
| Bute Sound LLC. | Delaware |
| Cafe Americana Inc. | Delaware |
| Chappell & Intersong Music Group (Australia) Limited | Delaware |
| Chappell And Intersong Music Group (Germany) Inc. | Delaware |
| Chappell Music Company, Inc. | Delaware |
| Chorus LLC (f/k/a Network Licensing Collection LLC) | Delaware |
| Cordless Recordings LLC. | Delaware |
| Cota Music, Inc. | New York |
| Cotillion Music, Inc. | Delaware |
| CRK Music Inc. | Delaware |
| E/A Music, Inc. | Delaware |
| East West Records LLC. | Delaware |
| Eleksylum Music, Inc. | Delaware |
| Elektra/Chameleon Ventures Inc. | Delaware |
| Elektra Entertainment Group Inc. | Delaware |
| Elektra Group Ventures Inc. | Delaware |
| EN Acquisition Corp. | Delaware |
| FBR Investments LLC. | Delaware |
| FHK, Inc. | Tennessee |
| Fiddleback Music Publishing Company, Inc. | Delaware |
| Foster Frees Music, Inc. | California |
| Foz Man Music LLC. | Delaware |
| Fueled By Ramen LLC. | Delaware |
| Insound Acquisition Inc (f/k/a Atlantic/MR II Inc.). | Delaware |
| Inside Job, Inc. | New York |
| Intersong U.S.A., LLC. | Delaware |
| Jadar Music Corp. | Delaware |
| Lava Records LLC. | Delaware |
| Lava Trademark Holding Company LLC. | Delaware |
| LEM America, Inc.. | Delaware |

| Legal Name | State or Jurisdiction of Incorporation or Organization |
|---|---|
| London-Sire Records Inc. | Delaware |
| Made of Stone LLC (f/k/a Griffen Corp). | Delaware |
| Maverick Recording Company | California |
| Maverick Partner Inc. | Delaware |
| McGuffin Music Inc. | Delaware |
| Mixed Bag Music, Inc. | New York |
| MM Investment Inc. (f/k/a Warner Bluesky Holding Inc.) | Delaware |
| NC Hungary Holdings Inc. | Delaware |
| New Chappell Inc. | Delaware |
| Nonesuch Records Inc. | Delaware |
| Non-Stop Cataclysmic Music, LLC. | Utah |
| Non-Stop International Publishing, LLC. | Utah |
| Non-Stop Music Holdings, Inc. | Delaware |
| Non-Stop Music Library, LLC. | Utah |
| Non-Stop Music Publishing, LLC. | Utah |
| Non-Stop Outrageous Publishing, LLC. | Utah |
| Non-Stop Productions, LLC. | Utah |
| NVC International Inc. | Delaware |
| Octa Music, Inc. | New York |
| Penalty Records L.L.C. | New York |
| Pepamar Music Corp. | New York |
| Perfect Game Recording Company LLC. | Delaware |
| Rep Sales, Inc. | Minnesota |
| Restless Acquisition Corp. | Delaware |
| Revelation Music Publishing Corporation | New York |
| Rhino Entertainment Company | Delaware |
| Rhino/FSE Holdings LLC. | Delaware |
| Rhino Name and Likeness Holdings LLC. | Delaware |
| Rick's Music Inc. | Delaware |
| RightSong Music Inc. | Delaware |
| Rodra Music, Inc. | California |
| Ruffnation Records LLC | California |
| Ryko Corporation | Delaware |
| Rykodisc, Inc. | Minnesota |
| Rykomusic, Inc. | Minnesota |
| Sea Chime Music, Inc. | California |
| SR/MDM Venture Inc. | Delaware |
| Summy-Birchard, Inc. | Wyoming |
| Super Hype Publishing, Inc. | New York |
| T-Boy Music L.L.C. | New York |
| T-Girl Music L.L.C. | New York |
| The Biz LLC. | Delaware |
| The Rhythm Method Inc. | Delaware |
| Tommy Boy Music, Inc. | New York |
| Tommy Valando Publishing Group, Inc. | Delaware |
| TW Music Holdings Inc. | Delaware |
| Unichappell Music Inc. | Delaware |
| Upped.com LLC (f/k/a Big Tree Recording Corporation) | Delaware |
| W.B.M. Music Corp. | Delaware |
| Walden Music, Inc. | New York |
| Warner Alliance Music Inc. | Delaware |

| Legal Name | State or Jurisdiction of Incorporation or Organization |
|---|---|
| Warner Brethren Inc. | Delaware |
| Warner Bros. Music International Inc. | Delaware |
| Warner Bros. Records Inc. | Delaware |
| Warner/Chappell Music, Inc. | Delaware |
| Warner/Chappell Music (Services), Inc. | New Jersey |
| Warner/Chappell Production Music Inc (f/k/a Tri-Chappell Music Inc.) | Delaware |
| Warner Custom Music Corp. | California |
| Warner Domain Music Inc. | Delaware |
| Warner-Elektra-Atlantic Corporation | New York |
| Warner Music Discovery Inc. | Delaware |
| Warner Music Distribution Inc. | Delaware |
| Warner Music Inc. (f/k/a Warner Music Group Inc.) | Delaware |
| Warner Music Latina Inc. | Delaware |
| Warner Music Nashville LLC | Tennessee |
| Warner Music SP Inc. | Delaware |
| Warner Sojourner Music Inc. | Delaware |
| WarnerSongs Inc. | Delaware |
| Warner Special Products Inc. | Delaware |
| Warner Strategic Marketing Inc. | Delaware |
| Warner-Tamerlane Publishing Corp. | California |
| Warprise Music Inc. | Delaware |
| WB Gold Music Corp. | Delaware |
| WB Music Corp. | California |
| WBM/House of Gold Music, Inc. | Delaware |
| WBR Management Services Inc. | Delaware |
| WBR/QRI Venture, Inc. | Delaware |
| WBR/Ruffnation Ventures, Inc. | Delaware |
| WBR/Sire Ventures Inc. | Delaware |
| WEA Europe Inc. | Delaware |
| WEA Inc. | Delaware |
| WEA International Inc. | Delaware |
| WEA Management Services Inc. | Delaware |
| Wide Music, Inc. | California |
| WMG Acquisition Corp. | Delaware |
| WMG Holdings Corp. | Delaware |
| WMG Management Services Inc. | Delaware |
| WMG Trademark Holding Company LLC | Delaware |

**Exhibit 23.1**

## Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 333-150441, No. 333-127900 and No. 333-127899) of Warner Music Group Corp. of our reports dated November 24, 2009, with respect to the consolidated financial statements and schedule of Warner Music Group Corp., and the effectiveness of internal control over financial reporting of Warner Music Group Corp., included in this Annual Report on Form 10-K for the year ended September 30, 2009.

New York, NY
November 24, 2009

/s/ Ernst & Young LLP

**Exhibit 31.1**

## CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Edgar Bronfman, Jr., Chief Executive Officer and Chairman of the Board of Directors of Warner Music Group Corp. (the "Registrant"), certify that:

1. I have reviewed this annual report on Form 10-K of the Registrant;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's Board of Directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: November 24, 2009

/s/ EDGAR BRONFMAN, JR.

**Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)**

**Exhibit 31.2**

## CHIEF FINANCIAL OFFICER CERTIFICATION

I, Steven Macri, Chief Financial Officer of Warner Music Group Corp. (the "Registrant"), certify that:

1. I have reviewed this annual report on Form 10-K of the Registrant;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's Board of Directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: November 24, 2009

/s/ STEVEN MACRI

**Chief Financial Officer**
**(Principal Financial and Accounting Officer)**

**Exhibit 32.1**

**Certification of the Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of Warner Music Group Corp. (the "Company") on Form 10-K for the period ended September 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edgar Bronfman, Jr., Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 24, 2009

/s/ EDGAR BRONFMAN, JR.

**Edgar Bronfman, Jr.**
**Chief Executive Officer**

**Exhibit 32.2**

**Certification of the Chief Financial Officer**
**Pursuant to 18 U.S.C. Section 1350,**
**As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of Warner Music Group Corp. (the "Company") on Form 10-K for the period ended September 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven Macri, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 24, 2009

/s/ STEVEN MACRI

**Steven Macri**
**Chief Financial Officer**

## STOCK PERFORMANCE GRAPH

The chart below compares the performance of the Company's common stock with the performance of the NYSE Market Index and a peer group index (the "Peer Group Index") by measuring the changes in common stock prices from May 11, 2005, the first day of trading of the Company's common stock after our initial public offering, plus reinvested dividends and distributions through September 30, 2009, the last day of our fiscal year.

Pursuant to the SEC's rules, the Company has created a peer group index with which to compare its own stock performance since a relevant published industry or line-of-business index does not exist. Because the Company is the only stand-alone, publicly traded music content company in the U.S. and there are no stand-alone recorded music or music publishing companies that are publicly traded in the U.S., no grouping could closely mirror the Company's businesses or weight those businesses to match the relative contributions of each of the Company's business segments to the Company's performance. The Company has selected a grouping of companies that it believes share similar characteristics to its own. All of the companies included in the Peer Group Index are publicly traded and of similar market capitalization, are diversified media companies that are also engaged in some of the businesses in which the Company is engaged or are content companies or diversified media companies that are not engaged in businesses in which the Company participates but it believes share some similar characteristics with our Company.

The companies included in the Peer Group Index are as follows: Activision Inc., CBS Corp. Class B, Electronic Arts Inc., Lions Gate Entertainment Corp., Live Nation Inc., News Corporation Class A, Sony Corporation, Time Warner Inc., Viacom Inc. Class B and The Walt Disney Company. In fiscal 2009, Marvel Entertainment, Inc. was removed from the Peer Group Index because the company was acquired by The Walt Disney Company and is no longer publicly traded. The Walt Disney Company agreed to acquire Marvel on August 31, 2009 and the acquisition was completed on December 31, 2009. The companies included in the Peer Group Index are otherwise unchanged from last year.

**COMPARISON OF CUMULATIVE TOTAL RETURN**
**AMONG WARNER MUSIC GROUP,**
**NYSE MARKET INDEX AND PEER GROUP INDEX**



200
175
150
125
100
75
50
25
0
DOLLARS


| | 5/11/05 | 6/05 | 9/05 | 12/05 | 3/06 | 6/06 | 9/06 | 12/06 | 3/07 | 6/07 | 9/07 | 12/07 | 3/08 | 6/08 | 9/08 | 12/08 | 3/09 | 6/09 | 9/09 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| WARNER MUSIC GROUP | 100.00 | 98.78 | 112.87 | 118.47 | 134.99 | 184.36 | 163.15 | 144.29 | 108.70 | 92.88 | 65.72 | 39.43 | 33.13 | 47.50 | 50.56 | 20.09 | 15.63 | 38.92 | 36.79 |
| PEER GROUP INDEX | 100.00 | 98.20 | 99.57 | 100.79 | 105.26 | 107.68 | 111.77 | 124.74 | 125.72 | 127.17 | 122.43 | 120.03 | 104.75 | 101.59 | 87.35 | 63.01 | 49.33 | 64.35 | 76.28 |
| NYSE MARKET INDEX | 100.00 | 104.49 | 109.35 | 111.64 | 117.89 | 117.21 | 122.38 | 131.19 | 133.61 | 141.34 | 142.65 | 138.25 | 126.19 | 125.29 | 112.13 | 85.82 | 75.86 | 88.84 | 104.12 |

ASSUMES $100 INVESTED ON MAY 11, 2005
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING SEPT. 30, 2009

# Corporate Information

## Board of Directors

Edgar Bronfman, Jr.(5)
*Chairman of the Board and CEO, Warner Music Group Corp.*

Shelby W. Bonnie(3)
*Former Chairman and CEO, CNET Networks, Inc.*

Richard Bressler
*Managing Director, Thomas H. Lee Partners, L.P.*

John P. Connaughton
*Managing Director, Bain Capital Partners, LLC*

Phyllis E. Grann(3)
*Senior Editor, Doubleday*

Michele J. Hooper(2)(3)
*President and CEO, The Directors' Council*

Scott L. Jaeckel
*Managing Director, Thomas H. Lee Partners, L.P.*

Seth W. Lawry(4)(5)
*Managing Director, Thomas H. Lee Partners, L.P.*

Thomas H. Lee(4)(5)
*Chairman and CEO, Lee Equity Partners, LLC*

Ian Loring(4)(5)
*Managing Director, Bain Capital Partners, LLC*

Mark Nunnelly(4)(5)
*Managing Director, Bain Capital Partners, LLC*

Scott M. Sperling(1)(4)(5)
*Co-President, Thomas H. Lee Partners, L.P.*

(1) Presiding Director
(2) Lead Independent Director
(3) Member, Audit Committee
(4) Member, Compensation Committee
(5) Member, Executive, Governance & Nominating Committee

## Corporate Headquarters
75 Rockefeller Plaza
New York, NY 10019
Phone: 1-212-275-2000

## Auditors
Ernst & Young LLP
New York, New York

## Number of Employees
Approximately 3,400 as of September 30, 2009

## Financial & Other Company Information
Copies of Warner Music Group's financial information, such as this Annual Report to Stockholders, Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC), Quarterly Reports on Form 10-Q, and Proxy Statement, may be ordered, viewed or downloaded on the company's Web site: www.wmg.com.

Alternatively, you can order copies, free of charge, by writing to Investor Relations, 75 Rockefeller Plaza, New York, New York 10019, or by contacting Investor Relations at (212) 275-2000 or via electronic mail at Investor.Relations@wmg.com.

## Transfer Agent/ Shareholder Services

*Registered shareholders* (who hold shares in their name) with questions or seeking services, including change of address, lost stock certificate, transfer of stock to another person and other administrative services, should contact the Transfer Agent at:
American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038
Phone: 1-800-937-5449
Web site: www.amstock.com
Email: info@amstock.com
Attention: Shareholder Services

*Beneficial shareholders* (who hold their shares through brokers) should contact the broker directly on all administrative matters.

## Common Stock
Warner Music Group Corp. Common Stock is listed on the New York Stock Exchange under the symbol "WMG".

As of December 28, 2009, there were approximately 154.6 million shares of common stock outstanding.

As of September 30, 2009, there were approximately 48 shareholders of record.

## Debt Securities
For a list of the company's debt securities, please refer to the notes summary section of the company's web site at: http://investors.wmg.com/.

## Caution Concerning Forward-Looking Statements
This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other risks and uncertainties affecting the operation of the business of Warner Music Group Corp. These statements include, among others, statements regarding: our ability to develop talent and attract future talent, to reduce future capital expenditures, to monetize our music content, including through new distribution channels and formats to capitalize on the growth areas of the music industry, to effectively deploy our capital, the development of digital music and the effect of digital distribution channels on our business, including whether we will be able to achieve higher margins from digital sales, the success of strategic actions we are taking to accelerate our transformation as we redefine our role in the music industry, our success in limiting piracy, our ability to compete in the highly competitive markets in which we operate, the growth of the music industry and the effect of our and the music industry's efforts to combat piracy on the industry, our ability to fund our future capital needs and the effect of litigation on us. For a further list and description of such risks and uncertainties, see our filings with the United States Securities and Exchange Commission, including Warner Music Group Corp.'s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Warner Music Group Corp. is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, further events or otherwise.


warner | music | group